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As filed with the Securities and Exchange Commission on November 16, 2007

Registration No. 333-144750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNET BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7389	95-4711621
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245
(310) 280-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert N. Brisco
Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245
(310) 280-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

B. Lynn Walsh Executive Vice President & General Counsel Internet Brands, Inc. 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245 (310) 280-4000	Robert B. Knauss, Esq. Mark H. Kim, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 (213) 683-9100	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2007.

6,000,000 Shares

Class A Common Stock

Internet Brands, Inc. is selling 2,350,115 shares of Class A common stock and the selling stockholders named in this prospectus are selling 3,649,885 shares of Class A common stock. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholders.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares of Class A common stock, to cover over-allotments, if any.

This is an initial public offering of our Class A common stock. We currently expect the initial public offering price of our Class A common stock to be $8.00 per share. We have been approved to list our Class A common stock on the NASDAQ Global Market under the symbol "INET."

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC, on behalf of the underwriters, expects to deliver the shares of Class A common stock to purchasers on                           , 2007.

Thomas Weisel Partners LLC	Jefferies & Company

The date of this prospectus is                           , 2007.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Industry and Market Data

        Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in "Business—Industry Background" is based on studies, analyses and surveys prepared by comScore, eMarketer, Forrester Research, IDC, J.D. Power and Associates and JupiterResearch. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

Dealer Prospectus Delivery Obligation

        Until                           , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" and the financial statements and related notes, before making an investment decision. In this prospectus, unless the context otherwise indicates or requires, the terms "we," "us," "our," "the Company" and "Internet Brands" refer to Internet Brands, Inc., together with our subsidiaries.

Our Company

        We are an Internet media company that builds, acquires and enhances branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. We operate a rapidly growing network of websites, currently grouped into three vertical categories: automotive, travel and leisure, and home and home improvement. We currently operate 45 principal websites. Utilizing a cost-efficient, proprietary operating platform, we operate and enhance websites that attract consumers through rich content, opportunities for participation in strong online communities, and user-friendly functionality. Our websites collectively attract large audiences researching high-value or specialty products, enabling us to sell targeted advertising. We also offer certain services directly to consumers, such as new car brokering.

        We believe that as individuals increasingly use the Internet to pursue areas of passion, research purchases and conduct commerce, both individuals and the advertisers who seek to market to them will demand access to online media in the form of vertical websites like ours. Our websites attracted 26.7 million unique visitors in September 2007 (measured by adding the number of unique visitors to each of our websites in that month), an increase of approximately 193% from an estimated 9.1 million unique visitors in September 2006. Our network includes a major automotive e-commerce website (CarsDirect.com), a growing network of online automotive enthusiast communities, significant websites in the travel and leisure category (such as Wikitravel.org and FlyerTalk.com), and popular home and home improvement websites (including ApartmentRatings.com and DoItYourself.com). Our international audiences are rapidly expanding and accounted for approximately 22% of the monthly visitors to our websites in September 2007.

        In addition to our consumer Internet business, we license our content and Internet technology products and services to companies and individual website owners around the world. Our Autodata Solutions division is a supplier of licensed content and technology services to the automotive industry, serving most of the major U.S., Japanese and European automotive manufacturers. In June 2007, we purchased Jelsoft Enterprises Limited (Jelsoft), the developer of vBulletin, making us the largest licensor of proprietary community bulletin board software.

        We monetize visits to our e-commerce and enthusiast community websites through various advertising revenue formats, such as cost per lead, cost per thousand impressions, cost per click, cost per action, and flat fees, while our Autodata Solutions and Jelsoft divisions generate revenues in the form of licensing and service fees. In 2006, we generated revenues of $84.8 million.

Our Industry

        We believe that the preferred medium by which consumers seek information and engage in commerce is shifting from traditional to Internet media and, within Internet media, from untargeted horizontal portals and search websites to vertical websites focused on specific categories of products and services. Horizontal portals, such as Google, Yahoo!, and AOL, are websites that provide a broad range of undifferentiated content and services. Vertical websites typically provide highly targeted, in-depth information and allow users to access online communities that provide fresh, differentiated niche content in their categories of interest. We believe that over time advertisers will heighten their focus on online media because they are increasingly demanding a measurable return on their investments across all forms of media, and the Internet enables them to track individual user responses to their advertising programs. Growth in the use of the Internet as a principal medium for consumer research and for connecting users with shared interests has created a demand for website content and community tools from businesses in highly competitive markets and those seeking to develop new Internet website communities.

Our Value Proposition

        We have become a major provider of Internet media by building, acquiring and enhancing a network of websites that provide vertical content to consumers and help advertisers reach targeted audiences. Users of our websites enjoy research and shopping experiences supported by unique content, comprehensive databases, powerful vertical search tools, and user-friendly functionality, which enable us to attract loyal and engaged audiences. We facilitate online communities associated with our websites by providing innovative user tools, highly functional, safe, secure and moderated websites, and community governance "best practices." Our media platform enables advertisers to selectively target customers within our websites. In addition, we repackage our automotive content and technology to provide our licensee customers differentiated and reliable Internet solutions. These solutions are also scalable, permitting our customers to accommodate growing or changing workloads. Our Autodata Solutions and Jelsoft divisions provide information and technology solutions for major automotive manufacturers and individual website owners establishing and nurturing online communities, respectively.

Our Operating Platform

        We achieve attractive operating margins in our consumer Internet business by utilizing the Internet Brands operating platform: an integrated set of operating processes, personnel expertise, and proprietary technologies that achieve strong revenue yields and operating efficiencies. We gain strong cost efficiencies by leveraging the components of our operating platform—common technology, personnel, and support services—across all of our websites. Our technologies are modular in design, meaning that they are comprised of components and functions that are generally interchangeable among our websites. This modularity enables us to combine selected functions to bring new websites to market rapidly and selectively apply functionalities developed for one of our websites across our network of websites. We also attempt to maximize revenue yields by deploying technology and business intelligence tools that identify and serve the revenue source projected to result, at a particular point in time, in the highest revenue to us. As a result, our platform facilitates rapid audience growth by delivering user-friendly interfaces, fast website operating speeds, appealing tools, and advanced online advertising capabilities. In addition, our platform is specifically designed to support this rapid audience growth within and across our categories of business, with minimal incremental costs.

Our Strategy

        Our goal is to grow the number, size and profitability of our consumer Internet and licensing businesses. The principal elements of our strategy are to:

  •
  expand the size of the audiences visiting our websites;

  •
  grow our advertiser base and share of spend;

  •
  increase our monetization of user traffic;

  •
  build or continue to acquire new websites; and

  •
  enhance our licensing business.

Our Websites

        We offer a broad selection of websites and services focused in our three vertical categories: automotive, travel and leisure, and home and home improvement.

        Our websites include the following:

	Automotive	Travel and Leisure	Home and Home Improvement
E-Commerce and Classifieds	Autos.com CarsDirect.com NewCarTestDrive.com	BBOnline.com CruiseMates.com VacationHomes.com	Loan.com Mortgage101.com RealEstateABC.com
Enthusiast Communities	AudiWorld.com CorvetteForum.com Ford-Trucks.com	FlyerTalk.com TrekEarth.com Wikitravel.org	ApartmentRatings.com BrokerOutpost.com DoItYourself.com

Risks Related to Our Business

        Our business is subject to a number of risks that you should consider before deciding to invest in our Class A common stock:

  •
  We have a limited operating history, and are pursuing an acquisition-based growth strategy that entails significant execution, integration and operational risks.

  •
  We experienced a sequential quarterly decline in revenues in our consumer Internet segment from January 1, 2006 to March 31, 2007, and we may experience future revenue declines. In particular, our revenues from automotive dealers and manufacturers, which are an important component of our consumer Internet segment, have declined in recent periods as a result of the downturn in the automotive industry.

  •
  We may be unable to compete effectively against a variety of Internet and traditional offline competitors, many of which have significantly greater financial, marketing and other resources than we do. To remain competitive, we must establish and maintain brand recognition, continue to improve the functionality and features of our websites, and develop new products and services, and we may be unsuccessful in these efforts.

  •
  Many of our websites rely on the public to contribute content without compensation on a continual basis and there is no assurance that such contributions will continue.

        We discuss these and other risks more fully in the section entitled "Risk Factors" immediately following this prospectus summary.

Company Information

        We were incorporated in Delaware in October 1998 as CarsDirect.com, Inc. In May 2005, we changed our name to Internet Brands, Inc. to better reflect our strategy to expand into additional Internet categories. Our principal executive offices are located at 909 North Sepulveda Blvd., 11th Floor, El Segundo, California 90245, and our telephone number is (310) 280-4000. Our corporate website is http://www.internetbrands.com. The information and other content contained on, or accessible through, our corporate website and all other websites we own and operate are not part of this prospectus.

        Following the consummation of this offering, we will have a dual-class capitalization structure, with Class A common stock entitled to one vote per share and Class B common stock entitled to 20 votes per share. Upon consummation of this offering, Idealab Holdings, L.L.C., through its ownership of our Class A common stock and exclusive ownership of our Class B common stock, will have control of approximately 68% of the votes represented by our Class A common stock, on an as-converted basis, and Class B common stock outstanding as of September 30, 2007. Thus, Idealab Holdings, L.L.C. will be able to influence or control matters requiring approval of our stockholders, including the election of directors and the approval of mergers, acquisitions and other significant corporate transactions.

        CarsDirect.com®, CarsDirect®, Autodata®, CarsDirect.com Real Prices® and DoItYourself.com® and other trade names, trademarks or service marks of Internet Brands appearing in this prospectus are the property of Internet Brands. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

        References to "Autodata Solutions division" in this prospectus are references to the business of our subsidiaries Autodata Solutions, Inc. and Autodata Solutions Company.

The Offering

Class A common stock offered by Internet Brands	2,350,115 shares
Class A common stock offered by the selling stockholders	3,649,885 shares
Class A common stock to be outstanding immediately after this offering	38,742,897 shares
Class B common stock to be outstanding immediately after this offering	3,025,000 shares
Over-allotment option on Class A common stock granted by the selling stockholders	The selling stockholders have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of Class A common stock to cover over-allotments, if any.
Use of proceeds
We currently have no specific plans for the use of the net proceeds of this offering. The net proceeds from this offering may be used for general corporate purposes, which may include working capital and capital expenditures, or to support our general growth plan, which includes possible future acquisitions of complementary products, technologies or businesses. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. See "Use of Proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
Risk factors	See "Risk Factors" on page 11 of this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.
Voting rights
In general, our Class A and Class B common stock are substantially identical and vote together as a single class, except that holders of our Class A common stock are entitled to one vote per share for all matters on which stockholders are entitled to vote, including the election of directors, while holders of our Class B common stock are entitled to 20 votes per share. All of the outstanding shares of our Class B common stock are held by Idealab Holdings, L.L.C. See "Description of Capital Stock."
Proposed NASDAQ Global Market symbol	INET

        The number of shares of common stock that will be outstanding after the completion of this offering is based on 36,392,782 shares of Class A common stock, on an as-converted basis, and 3,025,000 shares of Class B common stock outstanding as of September 30, 2007 and excludes:

  •
  2,722,200 shares of Class A common stock issuable upon exercise of outstanding options granted under our 1998 Stock Plan, at a weighted average exercise price of $3.56 per share;

  •
  191,542 shares of Class C common stock (or, following this offering, Class A common stock) issuable upon exercise of outstanding options granted under our 2000 Stock Plan at a weighted average exercise price of $0.88 per share;

  •
  16,750 shares of Class A common stock issuable upon exercise of outstanding options at an exercise price of $9.70 per share and 386,702 shares of restricted Class A common stock valued at $9.70 per share, granted on October 23, 2007 under our 2007 Equity Plan;

  •
  75,000 shares of Class A common stock issuable upon exercise of outstanding options granted outside of our 1998 Stock Plan, 2000 Stock Plan, and 2007 Equity Plan, at a weighted average exercise price of $1.50 per share; and

  •
  2,947,298 shares of common stock issuable upon the exercise of warrants, which total includes (i) a warrant to purchase 1,042,985 shares of Class A common stock and (ii) warrants to purchase 1,904,313 shares of Series F preferred stock (or, following this offering, Class A common stock), at a weighted-average exercise price of $5.22 per share.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  the conversion (the "Conversion"), in accordance with our certificate of incorporation, of all of the outstanding shares of our Series A, Series B, Series C, Series D, and Series E preferred stock and our Class C and Class D common stock into shares of our Class A common stock;

  •
  no conversion of the outstanding shares of our Class B common stock into shares of our Class A common stock (our Class B common stock is convertible into Class A common stock on a one-to-one basis);

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  a 1-for-2 reverse split of our common stock that will occur following the Conversion and prior to the consummation of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to 900,000 additional shares from the selling stockholders to cover over-allotments.

References to Website Sizes and Audience Measurements

        Throughout this prospectus, we use Google analytics measurement services to report Internet audience metrics, except in certain cases prior to 2007 where Google analytics data is unavailable and internal reporting is used and indicated as "estimated." These Google analytics measurements are generated by our placement of "tags" on our websites, which Google uses to count and report audience metrics independently.

        Other third-party services that also measure audiences may provide different data than those reported by our Google analytics deployments. These discrepancies may result from differences in the methodologies applied or the sampling approaches used by third-party services. Since we "tag" each of the pages on our websites, Google analytics measures the number of actual visitors who come to our websites.

        Measurement terms to which we refer in this prospectus have the following meanings:

  •
  "monthly unique visitors" refers to the total number of unique users who visit one of our websites in a given month. By way of example, if a user (defined as a unique IP address) visits one of our websites more than once in a month, their activity is counted only once for this purpose; if a user visits two of our websites, their activity is counted twice; and so on.

  •
  "monthly visitors" refers to the total number of user-initiated sessions with our websites within a month. By way of example, if a single user returns to one of our websites more than once per month, each visit is counted for this purpose.

  •
  "page views" refers to the number of website pages that are requested by and displayed to our users. Multiple page views may be generated by a single user during one or more visits during a month.

        We currently operate 45 principal websites. For purposes of this prospectus, we define a "principal" website as one that had more than 100,000 unique visitors for the month of September 2007.

Summary Financial Data

        The following tables set forth summary consolidated financial data for Internet Brands. The historical results presented are not necessarily indicative of future results. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$61,137	$78,073	$84,804	$65,214	$64,998

Costs and operating expenses:
Cost of revenues	12,419	16,267	21,014	16,200	18,706
Sales and marketing	17,227	22,121	20,628	15,560	16,055
Technology and product development	5,274	5,041	5,636	4,214	4,438
General and administrative	19,019	23,055	19,563	16,649	22,425
Amortization of intangibles	—	254	1,265	812	3,263

Total costs and operating expenses	53,939	66,738	68,106	53,435	64,887

Income from operations	7,198	11,335	16,698	11,779	111
Investment and other income	2,350	3,648	6,287	4,859	5,751

Income before income taxes	9,548	14,983	22,985	16,638	5,862
Provision (benefit) for income taxes	215	1,569	(70,082)	1,367	8,319

Net income (loss)	$9,333	$13,414	$93,067	$15,271	$(2,457)

Net income (loss) attributable to common stockholders	$2,911	$5,116	$38,788	$6,347	$(2,457)

Net income (loss) attributable to common stockholders per common share:
Basic	$0.26	$0.36	$2.42	$0.40	$(0.14)
Diluted	$0.20	$0.29	$2.01	$0.33	$(0.14)
Pro forma net income (loss) per share attributable to common stockholders:
Basic			$2.42		$(0.06)
Diluted			$2.23		$(0.06)

        Our consolidated balance sheet data as of September 30, 2007 is presented:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to the sale of 2,350,115 shares of our Class A common stock by us in this offering at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited) (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,068	$47,552
Investments, available for sale	58,458	58,458
Working capital	97,336	111,321
Total assets	346,058	360,043
Total current liabilities	22,165	22,165
Total stockholders' equity	323,893	337,878
	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$17,371	$29,236	$31,341	$21,181	$24,749
Depreciation and amortization	2,616	2,417	3,952	2,888	5,531
Acquisitions, net of cash	(1,192)	(21,765)	(16,832)	(15,640)	(85,764)
	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(unaudited) (In thousands)
Other Financial Data:
Adjusted EBITDA(1)	$19,716	$26,322	$29,777	$23,725	$20,464
(1)
We define Adjusted EBITDA as net income plus the (benefit) provision for income taxes, depreciation, amortization of purchased intangible assets and stock-based compensation; plus interest expense (income), other income and the value of stock returned to us as part of a settlement of litigation in 2002. Adjusted EBITDA is not a measure of liquidity calculated in accordance with GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest income, taxes, depreciation and amortization, and stock-based compensation, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance, because it removes the impact of items not directly resulting from our core operations;

•
for planning purposes, including in the preparation of our internal annual operating budget;

•
to allocate resources to enhance the financial performance of our business;

•
to evaluate the effectiveness of our operational strategies;

•
in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance; and

•
as a factor in the evaluation of the performance of our management in determining compensation.

A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows:

	Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006(1)		2006	2007
	(In thousands)
Net income (loss)	$9,333	$13,414	$93,067		$15,271	$(2,457)
Provision (benefit) for income taxes	215	1,569	(70,082	)(2)	1,367	8,319
Depreciation and amortization	2,616	2,417	3,952		2,888	5,531
Stock-based compensation	9,902	12,570	9,127		9,058	14,822
Investment and other income	(2,350)	(3,648)	(6,287)		(4,859)	(5,751)
Adjusted EBITDA	$19,716	$26,322	$29,777		$23,725	$20,464

(1)
As described in the footnotes to the consolidated financial statements, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments," or SFAS 123(R), in 2006. As a result, our income in 2006 was approximately $215,000 lower than if we had continued to account for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25.

(2)
As of December 31, 2006, we concluded it was more likely than not that we will realize certain deferred tax assets through expected future taxable profits. As a result, we released a valuation allowance of approximately $82.7 million, the majority of which was recognized as an income tax benefit.

RISK FACTORS

        An investment in our Class A common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risk factors described below, together with all of the other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. The occurrence of any of the following risks, and the risks described elsewhere in this prospectus, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," could materially and adversely affect our business, prospects, financial condition, operating results or cash flow. In that case, the trading price of our Class A common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Our Technologies

We have a limited operating history and may not be able to achieve financial or operational success.

        Our company was founded in October 1998, and we initiated our consumer websites by launching CarsDirect.com in 1999. We have since launched or acquired a number of community and e-commerce websites and related businesses. We have a limited operating history with respect to most of our products and services. As a result, we may not be able to achieve sustained financial or operational success, given the risks, uncertainties, expenses, delays and difficulties associated with an early-stage business in an evolving market, some of which may be beyond our control, including our ability to manage successfully any growth we may achieve in the future and to integrate acquired businesses, technologies or services successfully.

While we have experienced increasing cash flows since the fourth quarter of 2003 and achieved positive net income for the fiscal years 2004, 2005 and 2006, we may be unable to sustain positive cash flow or profitability.

        We experienced significant operating losses in each quarter from our inception in 1998 through the third quarter of 2003. In addition, we experienced a net loss in income in the second quarter of 2007. We had stockholders' equity of $312.2 million as of December 31, 2006 and $323.9 million as of September 30, 2007, which included an accumulated net loss of $264.7 million as of September 30, 2007. While we have experienced increasing cash flows since the fourth quarter of 2003 and achieved positive net income for 2004, 2005, and 2006 and in the first and third quarters of 2007, we may be unable to sustain or increase cash flow and profitability on a quarterly or annual basis in the future. If revenues grow more slowly than anticipated or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be adversely affected.

Our revenues decreased for the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 and may continue to decline.

        Our revenues decreased from $65.2 million in the first nine months of 2006 to $65.0 million in the first nine months of 2007, with a quarter-over-quarter decline in our total revenues in three out of the last six quarters. This revenue decrease is primarily a result of a quarter-over-quarter decline in revenues in our consumer Internet segment in four out of the last six quarters. In particular, revenues from automotive dealers and manufacturers related to certain of our automobile-related websites have experienced significant revenue declines in recent periods. We may experience continued declines in these revenues and may be unable to achieve sustained growth in the future. In that case, our business and financial condition would suffer.

We are primarily dependent on a single vertical category for a majority of our revenues.

        Our consumer Internet segment generated approximately 72% of our revenues for the nine-month period ended September 30, 2007. We have been primarily dependent on our automotive website category for the bulk of those revenues. A downturn in general economic or market conditions adversely affecting the automotive category, such as we are currently experiencing, would negatively impact our business and financial condition.

Due to seasonal market fluctuations, investors may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results.

        Our quarterly financial results fluctuate because of seasonal trends in the usage of the Internet and in the demand for the products and services offered by our websites and our customers. Historically, Internet usage typically declines during the summer and particular holiday periods. In contrast, with respect to the automobile industry, vehicle purchasing in the United States is typically strongest in the spring and summer months. Our customer referral volume usually declines later in the year as some consumers defer purchases in anticipation of the model year change-over. Automotive sales and advertising also fluctuate based in part on varying seasonal levels of vehicle inventory and new model introductions. The travel industry experiences high usage during the first two quarters of the year and lower usage during the remainder of the year, and traffic to our travel websites fluctuates in response to such seasonal trends. Our operating results fluctuate and investors may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results due to the impact of these seasonal trends.

Our acquisition-based growth strategy entails significant execution, integration and operational risks.

        We are pursuing a growth strategy based in part on acquisitions, with the objective of creating a combined company that will serve as an increasingly effective marketing channel for advertisers and that will achieve increasing cost savings and operating efficiencies. Since 2004, we have completed 55 website-related acquisitions, which are transactions involving the acquisition of one or more websites. We intend to continue making additional acquisitions in the future to increase the scope of our operations domestically and internationally.

        Our acquisition-based growth strategy involves significant risks. For example, while we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, there is significant competition for acquisition targets in our markets. Consequently, we may not be able to identify suitable acquisitions or may have difficulty finding attractive businesses for acquisition at reasonable prices. If we are unable to identify future acquisition opportunities, reach agreement with such third parties or obtain the financing necessary to make such acquisitions, we could lose market share to competitors who are able to make such acquisitions. This loss of market share could negatively impact our business, revenues and future growth.

        Even if we are able to complete acquisitions that we believe will be successful, we may be unable to achieve the anticipated benefits of a particular acquisition, the anticipated benefits may take longer to realize than expected, or we may incur greater costs than expected in attempting to achieve anticipated benefits. Significant risks to these transactions, which could have an adverse effect on our business, prospects, financial condition, operating results or cash flow, include:

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  use of substantial portions of our available cash, including a portion of the net proceeds from this offering, to pay all or a portion of the purchase prices of future acquisitions;

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  diversion of management's attention from normal daily operations of our business to acquiring and assimilating a new company;

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  entry into new markets in which we have limited or no prior experience and in which competitors may have stronger market positions, which may result in errors or failures by us in the conception, structure or implementation of our strategies to take advantage of available opportunities in these new markets;

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  failure to understand the needs and behaviors of the audience for a newly acquired website or other product;

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  unwillingness by consumers and advertisers to accept our current or future pricing models or our inability to implement pricing models that maximize our revenues;

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  redundancy or overlap between existing products and services, on the one hand, and acquired products and services, on the other hand;

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  failure of the market to accept the products and services of an acquired business;

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  inability to maintain or enhance the key business relationships and the reputations of acquired businesses;

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  dependence on unfamiliar affiliates and partners;

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  difficulty assimilating operations, technologies, products and policies of acquired businesses;

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  failure to improve our operation, infrastructure, financial and management controls, procedures and policies in step with our growth;

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  potential loss of key employees from an acquired company, including in such areas as technology development, marketing, sales and content;

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  failure to integrate, train, supervise and manage our expanding work force effectively;

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  assuming liabilities, including unknown and contingent liabilities, of acquired businesses; and

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  potential impairment of acquired assets.

        In addition, the issuance of equity or convertible debt securities to finance or otherwise complete acquisitions may dilute the ownership of our then-existing stockholders. Failure of our acquisition-based growth strategy to yield anticipated benefits would likely harm our operating results.

Our acquisitions may make it difficult to evaluate our financial performance.

        Our strategy includes the continued addition of new websites to our platform. In the first nine months of 2007, we completed 35 website-related acquisitions. Upon launch or acquisition of a new website, we generally attempt to integrate it into our platform as quickly as possible and begin to generate associated revenues. As a result of this strategy, it may be difficult to evaluate our financial performance from period to period.

If the public decreases their contributions of content without compensation to our websites that depend on such content, the viability of those websites would be impaired.

        Many of our websites, and in particular our enthusiast websites, rely on members of the public at large to contribute reliable and attractive content without compensation on a continual basis. We cannot guarantee that members of the public will continue to contribute such content to our websites. In the event that contributors decrease their contributions of such content to our websites, or if the quality of such contributions is not sufficiently attractive to our audiences, we may incur substantial costs in procuring suitable replacement content or be forced to terminate the operations of affected websites altogether, which could have a negative impact on our business, revenues and financial condition.

Use of the Internet and commercial online services as media for commerce and advertising is still developing, and the failure of these uses of the Internet to gain increasing acceptance will negatively impact our business.

        Our long-term viability depends upon the widespread acceptance and development of the Internet and commercial online services as media for consumer commerce and advertising. Use of the Internet and online services for such purposes, however, is at an early stage of development, particularly in the automotive, automotive finance, travel and leisure, and home and home improvement areas in which we have specialized to date. The continued development of the Internet and online services as a viable commercial marketplace is subject to a number of uncertainties, including:

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  continued growth in the number of users of such services;

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  continued growth in the use of the Internet by consumers for research, community networking and commercial transactions;

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  continued willingness of vendors to sell their products and services over the Internet;

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  concerns about transaction security;

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  continued development of the necessary technological infrastructure to support such services;

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  consistent quality of services;

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  increasing availability and consumer adoption of cost-effective, high-speed services;

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  uncertain and increasing government regulation; and

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  the development of complementary services and products.

        The Internet advertising market is likewise still developing, and any factors that limit the amount advertisers are willing to spend on our websites could adversely affect our business, prospects, financial condition, operating results and cash flow, including:

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  advertisers' historical reliance upon traditional methods of advertising and corresponding lack of experience with Internet advertising;

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  a lack of widely accepted standards for measuring website traffic or effectiveness of website advertising;

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  a lack of established pricing models for Internet advertising;

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  risks associated with "click fraud" or other means of misleading advertisers;

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  the introduction of alternative advertising sources;

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  a lack of significant growth in website traffic; and

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  widespread adoption by computer users of software programs that limit or prevent advertising from being delivered to a user's computer.

If any of our relationships with Internet search websites terminate or if such websites' methodologies are modified, traffic to our websites and corresponding consumer origination volumes could decline.

        We depend in part on various Internet search websites, such as Google, MSN and Yahoo!, and other websites to direct a significant amount of traffic to our websites and to generate customer referrals for our customer referral activities. Search websites typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased and, instead, are determined and displayed solely by a set of formulas designed by search engine companies. Other listings can be purchased and are displayed if particular word searches are performed on a search engine. We rely on both algorithmic and purchased search results, as well as advertising on other Internet websites, to direct a substantial share of the visitors to our websites and the advertiser customers we serve.

        Our ability to maintain the flow of visitors directed to our websites by search websites and other Internet websites is not entirely within our control. For example, search websites frequently revise their algorithms in an attempt to optimize their search result listings. Changes in the methodologies used by search websites to display results could cause our websites to receive less favorable placements, which could reduce the number of users who link to our websites from these search websites. We may also make poor decisions regarding the purchase of search results or the placement of advertisements on other Internet websites, which could also reduce the number of users directed to our websites. Any reduction in the number of users directed to our websites would negatively affect our ability to earn revenue. If traffic on our websites declines, we may need to resort to more costly sources to replace lost traffic, and such increased expense could adversely affect our business and profitability.

Increases in the price of online marketing or the modification or termination of our relationships with Internet search websites and other Internet websites could have a negative impact on our revenues, margins and customer referrals.

        Prices charged to us for online marketing have increased as a result of increased demand for advertising inventory, which has caused our advertising expenses to increase and our margins to decline. Our advertising contracts with online search engines and other Internet websites are typically short-term. If one or more Internet search websites or other Internet websites on which we rely for marketing modifies or terminates its relationship with us, our marketing expenses could further increase, the amount of website traffic and the number of customer referrals we generate could decrease, and our related revenues or margins could decline. As the number of customer referrals that we require to meet customer demand has increased, we have increased our levels of marketing to meet those requirements. However, we cannot assure you that an increase in marketing will result in an increase in customer referrals.

The infrastructure of the Internet and other commercial online services may be insufficient to support growth, resulting in the impairment or loss of business.

        Many critical issues concerning the commercial use of the Internet, involving such issues as ease of access, security, privacy, reliability, cost and quality of service, remain unresolved and may impact the growth of Internet usage. Our ability to increase the speed with which we provide products and services to consumers, to improve the scope and quality of such products and services and to attract a larger number of potential customers to our websites is limited by and dependent upon the speed and reliability of the Internet and the availability of the Internet through third-party Internet access providers, both of which are beyond our control. The Internet and other online services may continue to experience growth in the number of users and the frequency of use by consumers, which will result in increased bandwidth demands. There can be no assurance that the infrastructure for the Internet and other online services will be able to support such increased demands. The Internet or other online services could lose their viability due to delays in the development or adoption of new standards, protocols and technology required to handle increased levels of Internet or other online service activity or in response to increased governmental regulation. Moreover, in the past, the Internet and other online services have experienced outages and delays as a result of power failures, telecommunication and network service outages and disruptions, system failures, natural disasters, vandalism and other misconduct. If the infrastructure for the Internet and other online services does not effectively support growth of the Internet, our business and prospects would be harmed. If outages or delays on the Internet and other online services occur frequently, overall Internet usage and usage of our websites could increase more slowly than anticipated or decline, which could also harm our business and prospects.

Problems in the functioning of our websites may harm our operations.

        Our website traffic has continued to increase substantially over time, and we are seeking to increase further our user base. As a result, our Internet servers must accommodate more traffic and spikes in demand from our websites in order to support significant additional growth in traffic. Our websites have in the past, and may in the future, experience slower response times or interruptions as a result of a variety of factors, including increased traffic, equipment failures, software failures and Internet connection disruptions. These delays and interruptions could frustrate users and reduce website traffic, which could have an adverse effect on our business and revenues.

Our success is dependent upon our ability to enhance the quality and scalability of our various products and services in a changing environment.

        Our customers use a wide variety of constantly changing hardware and software. We will continue to invest significant resources to develop products and services for new or emerging software and hardware platforms that may develop from time to time. However, there is a risk that a new hardware or software platform for which we do not provide products or services could rapidly grow in popularity. As a result, we may not be in a position to develop products or services for such platforms or may be late in doing so. If we fail to introduce new products or services that address the needs of emerging market segments or if our new products or services do not achieve market acceptance as a result of delays in development or other factors, our future growth and revenue opportunity could suffer.

We may experience interruption in our services or increased costs if third parties fail to provide reliable software, systems and related services to us.

        We depend on third parties for software, systems and related services in connection with our hosting, advertising placement, accounting software, data transmission and security systems. Several third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties, in turn, are dependent on reliable delivery of services from others. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us. Additionally, complex third-party software programs upon which our products and services depend may contain undetected errors, defects, bugs or viruses when they are first introduced or as new versions are released. As a result, we may experience business disruptions or significant increased costs if these third parties fail to provide reliable software, systems and related services to us, which could be detrimental to our business and operations.

Our software products may contain undetected errors, defects, bugs or viruses that could result in a loss of revenues, decreased market acceptance, injury to our reputation and product liability claims.

        Software products occasionally contain errors or defects, especially when they are first introduced or when new versions are released. Although we test our software products prior to release, our software still may contain undetected errors, defects, bugs or viruses. We could lose revenue as a result of product defects or errors, including defects contained in third-party products that enable our products to function. In addition, the discovery of a defect or error in a new software product, or new version of a software product, may result in the following consequences, among others:

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  delayed shipping of the product;

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  delay or failure in the achievement of market acceptance;

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  diversion of development resources;

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  damage to our reputation;

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  product liability claims; and

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  increased service and warranty costs.

If we fail to develop and diversify our website features, functionality and product and service offerings, we could lose market share.

        Internet content, user tools and business models are evolving rapidly due to low barriers to entry and continuous technology innovations. To remain competitive, we must continue to improve the ease of use, responsiveness, functionality and features of our websites, develop new products and services, and continually improve the consumer's purchasing experience. The time, expense and effort associated with such development may be greater than anticipated, and any features, functions, and products and services actually developed and introduced may not achieve consumer or advertiser acceptance or enhance brand loyalty. Furthermore, our efforts to meet changing customer needs may require the development or licensing of increasingly complex technologies at great expense. If we are unable to develop and bring to market additional features, functions, and products and services, we could lose market share to competitors, which could negatively impact our business, revenues and future growth.

Technological advances and changes in customer demands or industry standards could result in increased costs or render our products and services obsolete or less competitive.

        The market for our products and services is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. Our efforts to keep up with such advances, requirements, protocol and standards may lead to increased product and service development costs and costly changes to our procedures and methodologies. If we fail in such efforts, our products and services may become obsolete or less competitive. For instance, if we do not adhere to standards adopted by the Internet Advertising Bureau, our advertising customers may choose to purchase advertising from competing companies that meet such standards. There is no assurance that we will be successful in keeping up with technological advances and changes in customer demands and industry standards, and our failure to do so may have a negative impact on our business, prospects and financial condition.

If we are unable to compete effectively, our business, revenues and future growth may suffer.

        We contend with a variety of Internet and traditional offline competitors, including large Internet search engines and portals, automotive dealerships, automotive finance companies, new and used-car referral services, used-car classifieds and listing services, Internet travel websites, travel agents, hotel websites, home mortgage lenders and brokers, individual enthusiast websites, communities and blogs, and television, radio and print media. Many of our current and potential online and traditional store-based or print publication-based competitors have longer operating histories, more industry experience, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These current and potential competitors may be able to devote substantially greater resources to Internet websites and systems development than we can, including through acquisitions, investments and joint ventures. Our competitors may also be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently, adopt more aggressive pricing or devote more resources to marketing and promotional campaigns. In addition, traditional store-based and print publication-based retailers are able to offer customers the experience to see and feel products in a manner that is not possible over the Internet.

        We believe our principal competitors include:

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  companies that provide specialized consumer information websites, particularly in the automotive, travel and leisure, and home and home improvement categories;

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  automotive manufacturer websites;

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  enthusiast websites in specific categories, including message boards, blogs and other enthusiast websites maintained by individuals;

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  horizontal websites, portals and search properties such as AOL, Ask.com, CNET, Google, MSN and Yahoo!;

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  traditional advertising channels, including television, radio, newspapers and magazines; and

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  brick-and-mortar vendors who compete against our e-commerce services, including automobile dealers, travel agents, mortgage brokers and classified ads.

        Our licensing divisions compete with other software and system sources. Jelsoft, the developer of our vBulletin software, primarily competes with open source community forum software, while principal competitors of our Autodata Solutions business include internal departments, ad agencies and systems integrators such as IBM, Oracle and Capgemini.

        We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures may result in increased marketing costs, decreased prices for our products and services, decreased website traffic and loss of market share, which would adversely affect our business, revenues and future growth.

We may not succeed in establishing our businesses abroad, which may limit our future growth.

        One potential area of growth for us is in the international markets. However, we cannot be certain that we will be successful in introducing or marketing our services abroad. In addition, there are risks inherent in conducting business in international markets, such as:

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  adaptation of products and services to foreign customers' preferences and customs;

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  application of foreign laws and regulations to us, including with respect to the sale, marketing and distribution of automotive, automotive finance, travel and leisure, home and home improvement, and related products and services;

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  changes in foreign political and economic conditions;

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  tariffs and other trade barriers, fluctuations in currency exchange rates and potentially adverse tax consequences;

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  language barriers;

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  difficulties in managing or overseeing foreign operations; and

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  education of consumers and dealers who may not be familiar with online media, advertising and e-commerce.

        Our inability to expand and market our products and services abroad may have a negative effect on our business and future growth.

The locations of our users expose us to foreign privacy and data security laws and may increase our liability, subject us to disparate legal standards, increase our compliance costs and require us to modify our practices.

        Users of our websites, and our travel-related websites in particular, are located in the United States and around the world. As a result, we collect and process the personal data of individuals who live in many different countries. Privacy regulators in some of those countries have publicly stated that foreign entities (including entities based in the United States) may render themselves subject to those countries' privacy laws and the jurisdiction of such regulators by collecting or processing the personal data of those countries' residents, even if such entities have no physical or legal presence there. Consequently, we may be held to be obligated to comply with the privacy and data security laws of such foreign countries. Our exposure to foreign countries' privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs. Future legislation may also require changes in our data collection practices, which may be expensive to implement.

        On February 2006, the European Union, or EU, adopted the Directive on the Retention of Communication Data. The EU Member States, such as the United Kingdom, have until February 2009 to ensure that their national laws conform with the Directive. The Directive will require that all "providers of publicly available communication services" store and retain communications data for law enforcement purposes for up to 24 months. The data covered by the Directive will include Internet access records, email addresses, and possibly data relating to chat rooms. Such data must be kept for a minimum of six months from the date of the communication in question, and individual Member States may extend the retention period to 24 months. This Directive, if applicable to us, may require us to make significant expenditures in order to ensure compliance.

        In addition, several European countries, including France, Germany and Italy, are increasing enforcement of legislation prohibiting unsolicited email marketing in the EU without explicit prior consent. Such stepped-up enforcement activities may adversely impact our ability to market our services in these countries in a cost-effective manner and thus could negatively affect our business in Europe.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position.

        Our ability to compete depends upon our proprietary systems and technology. We rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect our proprietary rights. As part of our confidentiality procedures, we generally enter into confidentiality agreements with our employees and consultants and limit access to our trade secrets and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or that the agreements we have entered into for that purpose will be enforceable. Effective trademark, service mark, patent, copyright and trade secret protection may not be available in every country in which our products and services are made available online. In addition, our use of open source software in our distributed software products could result in an obligation to disclose our proprietary source code to third parties. Though we use commercially available software tools to help avoid triggering the distribution obligations commonly found in open source software products, these tools are not always reliable and therefore we cannot be certain that our software complies with the terms of all relevant open source licenses. Misappropriation of our intellectual property may deprive us of competitive advantages in the form of brand awareness or user-friendly technological innovations. In addition, litigation, while necessary to enforce or protect our intellectual property rights or to defend litigation brought against us, could result in substantial costs and diversion of resources and management attention and could adversely affect our business, even if we are successful on the merits.

Our business may be harmed by third-party claims, including claims of intellectual property infringement.

        Our products and services may increasingly be subject to third-party claims of intellectual property infringement as the number of our products, services and competitors increases, as the functionalities of products and services in our markets overlap, and as the patenting of software functionality becomes more widespread. There can be no assurance that our internally developed or acquired products and services do not infringe or otherwise violate the intellectual property rights of third parties. From time to time, we have received letters from customers demanding indemnity or otherwise reserving their right to indemnity with respect to patent infringement lawsuits brought by third party patent holders. Such claims for indemnity could cause us to invest considerable resources defending these suits. In addition, we may be required to pay damages and attorney's fees which could adversely affect our business. Furthermore, we license some of our content and software from third parties and may therefore be exposed to infringement actions if such parties do not possess the necessary intellectual property rights. In addition, certain of our domain names for our automotive enthusiast websites include trademarks or trade names of automotive manufacturers, with which we currently have no formal licensing arrangements. For example, we received a letter from an automotive manufacturer informing us of its need to police the use of its trademark and its willingness to enter into a royalty-free, limited-duration license which would cover our ongoing use of the mark in certain of our automotive enthusiast website domain names. We are currently in discussions with the auto manufacturer regarding the terms of the license. Though this particular license may ultimately be on favorable terms to the Company, we cannot guarantee that we will be able to continue to use trademarks owned by others in our domain names on favorable terms. The receipt of a notice alleging infringement may require, in some situations, that a costly opinion of counsel be obtained to prevent a successful claim of intentional infringement.

        The fact that we make products, services and content available to our customers through the Internet as part of our business also creates the potential for third parties to make other types of claims against us. We could face liability for products or services sold over the Internet. In addition, we could be exposed to liability relating to third-party information that may be accessible directly through our websites, through links on our websites to other websites, or other content or materials that members may post in chat rooms or bulletin boards. Potential claims could, for example, be made for defamation, negligence, personal injury, breach of contract, unfair competition, false advertising, invasion of privacy or other legal theories based on the nature, content or copying of these materials. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services, as well as traditional print publications.

        Regardless of the merits, responding to any third-party claim can result in the expenditure of significant time, costs and other resources in investigating and defending against such a claim, costly litigation, diversion of the efforts and attention of management and other employees, delays in releasing new or upgrading existing services, or implementation of measures to reduce our exposure to liability, which may limit the attractiveness of our products or services to consumers and others. In the event of a successful claim against us for intellectual property infringement, we may be required to pay significant monetary damages, including treble damages if we are held to have willfully infringed on the intellectual property of the claimant, to discontinue the use and sale of the infringing products or services, to expend significant resources to develop non-infringing technology and/or to enter into royalty and licensing agreements that might not be available or available on acceptable pricing and other terms. If a successful claim for intellectual property infringement were made against us and we failed to develop or license a commercially viable substitute technology, our ability to provide then-existing products and services, or future products or services, could be harmed. In addition, our insurance may not cover, or may not adequately cover, all potential third-party claims to which we are exposed. Any imposition of liability on us that is not covered by insurance or is in excess of our insurance coverage could require use of our available cash, which could adversely impact our business, operating results and financial condition.

If we are unable to obtain or maintain key website addresses, our ability to operate and grow our business may be impaired.

        Our website addresses, or domain names, are critical to our business. However, the regulation of domain names is subject to change, and it may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands. If we are unable to obtain or maintain key domain names for the various areas of our business, our ability to operate and grow our business may be impaired.

If we fail to maintain and develop the brand recognition for the websites we operate, our business and future growth could be adversely affected.

        We believe that establishing and maintaining the identity of our brands, such as CarsDirect.com and Wikitravel.org, is critical to attracting and maintaining the number of users and advertisers using our products and services, and that the importance of brand recognition will increase due to the growing number of Internet websites similar to ours. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high-quality services. If we cannot provide high-quality services in our areas of focus, fail to protect, promote and maintain our brands or incur greater than expected costs in our attempts to protect, promote or maintain our brands, our business and future growth could be adversely affected.

Government regulations and legal uncertainties concerning the Internet could hinder our business operations.

        Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. New laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries that could limit our business flexibility or cause us to incur higher compliance costs. Such laws and regulations may address:

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  user privacy;

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  freedom of expression;

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  information security;

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  pricing, fees and taxes;

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  content and the distribution of content;

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  intellectual property rights;

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  characteristics and quality of products and services;

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  taxation; and

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  online advertising and marketing, including email marketing and unsolicited commercial email.

        There can be no assurance that future laws will not impose taxes or other regulations on Internet commerce, which could substantially impair the growth of e-commerce and harm our business, results of operations and financial condition. The nature of such laws and regulations and the manner in which they may be interpreted and enforced is uncertain. The adoption of additional laws or regulations, both domestically and abroad, may decrease the popularity or impede the expansion of e-commerce and Internet marketing, restrict our present business practices, require us to implement costly compliance procedures or expose us and/or our customers to potential liability, which, in turn, could adversely affect our business. Furthermore, the applicability of existing laws to the Internet is unsettled with regard to many important issues, including intellectual property rights, export of encryption technology, personal privacy, libel and taxation. It may take years to determine whether and how such existing and future laws and regulations apply to us. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations, our business could be harmed.

        Changes in the legal regulation of the Internet may have specific negative effects on our business and operating results. For example, we may be considered to "operate" or "do business" in states where our customers conduct their business, resulting in regulatory action. Alternatively, we may be subject to claims under state consumer protection statutes if our customers are dissatisfied with the quality of our services, customer referrals or contract cancellation policies. These claims could result in monetary fines or require us to change the manner in which we conduct our business, either of which could adversely affect our business and operating results. Any of these types of claims, regardless of merit, could be time-consuming, harmful to our reputation and expensive to litigate or settle.

        Federal and state legislation regulating email communications and Internet advertising, such as recently proposed or adopted privacy-related laws that restrict or prohibit unsolicited email (commonly known as "spam") may adversely affect our ability to market our services to consumers in a cost-effective manner. Violation of such laws may result in monetary fines or penalties or damage to our reputation. The CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial email. In addition, the language of CAN-SPAM contains ambiguities, not all rules implementing CAN-SPAM have yet been promulgated, and courts have not yet interpreted key provisions of CAN-SPAM. Depending on how the law is interpreted and applied, CAN-SPAM may impose significant costs and burdens on our email marketing practices.

The increased security risks of online advertising and e-commerce may cause us to incur significant expenses and may negatively impact our credibility and business.

        A significant prerequisite of online commerce, advertising, and communications is the secure transmission of confidential information over public networks. Concerns over the security of transactions conducted on the Internet, consumer identity theft and user privacy have been significant barriers to growth in consumer use of the Internet, online advertising, and e-commerce. A significant portion of our sales is billed directly to our customers' credit card accounts. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information. Encryption technology scrambles information being transmitted through a channel of communication to help ensure that the channel is secure even when the underlying system and network infrastructure may not be secure. Authentication technologies, the simplest example of which is a password, help to ensure that an individual user is who he or she claims to be by "authenticating" or validating the individual's identity and controlling that individual's access to resources. Despite our implementation of security measures, however, our computer systems may be potentially susceptible to electronic or physical computer break-ins, viruses and other disruptive harms and security breaches. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may specifically compromise our security measures. Any perceived or actual unauthorized disclosure of personally identifiable information regarding website visitors, whether through breach of our network by an unauthorized party, employee theft or misuse, or otherwise, could harm our reputation and brands, substantially impair our ability to attract and retain our audiences, or subject us to claims or litigation arising from damages suffered by consumers, and thereby harm our business and operating results. If consumers experience identity theft after using any of our websites, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that identity theft gives rise to reluctance to use our websites or a decline in consumer confidence in financial transactions over the Internet, our businesses could be adversely affected. Alleged or actual breaches of the network of one of our business partners or competitors whom consumers associate with us could also harm our reputation and brands. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information. For example, California law requires companies that maintain data on California residents to inform individuals of any security breaches that result in their personal information being stolen. Because our success depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Internet fraud has been increasing over the past few years, and fraudulent online transactions, should they continue to increase in prevalence, could also adversely affect the customer experience and therefore our business, operating results and financial condition.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

        We are exposed to the risk of fraudulent clicks on our advertisements by persons seeking to increase the advertising fees paid to us. Click-through fraud occurs when a person clicks on an advertisement displayed on our website in order to generate revenue to us and to increase the cost for the advertiser. If we are unable to monitor and prevent this type of fraudulent activity, we may have to issue retroactive refunds of amounts previously paid to us if any such fraud is later detected. Such fraud could lead advertisers to become dissatisfied with our advertising programs, which, in turn, could lead to a loss of advertisers and revenue.

We depend on key management, technical and marketing personnel for continued success.

        Our success and future growth depend, to a significant degree, on the skills and continued services of our management team, including Robert Brisco, our Chief Executive Officer. Our ongoing success also depends on our ability to identify, hire and retain skilled and qualified technical and Internet marketing personnel in a highly competitive employment market. As we develop and acquire new products and services, we will need to hire additional employees. Our inability to attract and retain well-qualified managerial, technical and Internet sales and marketing personnel may have a negative effect on our business, operating results and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors' views of us.

        Implementing and maintaining adequate internal financial and accounting controls and procedures to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and, commencing in 2008, our independent auditors will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, identifying areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and distract our officers, directors and employees from the operation of our business. Furthermore, we may encounter difficulties in assimilating or integrating the internal controls, disclosure controls and information technology infrastructure of the businesses that we have acquired or may acquire in the future. The changes we implement may not be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

Our operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event, including future terrorist attacks or acts of war.

        Significant portions of our operations are located in California, which is susceptible to earthquakes and other natural disasters. In addition, our operations are susceptible to "rolling blackouts," fire, floods, telecommunications failures, break-ins, and other natural disasters. The terrorist attacks of September 2001 disrupted global commerce, and the continued threat of future terrorist attacks, acts of war, or governmental responses to terrorist actions or acts of war may also cause future disruptions. The proximity of our offices in El Segundo, California to high-value targets, such as the Los Angeles International Airport, could, in the event of war or a terrorist attack, result in damage to, or the destruction of, such offices, as well as the permanent or temporary loss of key personnel. Our disaster recovery plans are not designed to handle such catastrophic events, and our insurance coverage may not adequately reimburse us for any damages suffered as a result of a terrorist attack or act of war.

        We maintain complex and secure hosting facilities at our Los Angeles, California co-location facilities and at our headquarters for some staging and production functions. As we grow in website traffic and utilization, we must maintain adequate capacity in our computer systems to cope with the volume of visitors. Despite vigilant preparations, our servers are susceptible to interruption from a number of factors, including capacity constraints, power outages and damage from fire, earthquake, flood, break-ins, sabotage, telecommunications breakdown and other uncontrollable events. Our information technology platform is an integration of complex technologies, consisting of proprietary technologies, commercially licensed technologies and other sources. Although our systems are designed to minimize downtime, we cannot assure that service levels will be maintainable during periods of unpredictably high website traffic or all possible disaster situations. Users of the Internet must also rely on online service providers. A significant outage or interruption in a third-party system could severely disrupt traffic to our websites, harming our business, operating results and financial condition. Although we maintain business interruption insurance for a direct loss of utilities or damage to property, such insurance may not be sufficient to compensate us fully for any damage resulting from a prolonged interruption.

Risks Related to the Online Automotive Industry

Downward cycles in automotive sales or the overall economy have had, and may continue to have, a material impact on our online automotive businesses.

        Negative cycles in the automotive industry directly affect our automotive websites' traffic and revenues. Downturns in automotive sales, which are driven by factors such as interest rates, inflation rates, fuel prices, and consumer spending, are characterized by diminished product demand, excess capacity and lower average selling prices. The automotive industry has generally been in a downward cycle beginning in the second half of 2006. This downward trend negatively affected our revenues beginning approximately in the fourth quarter of 2006 as automotive advertisers tightened their budgets. We cannot predict when this industry downturn will reverse, whether or not it will worsen, or the magnitude of any recovery. If the downturn in the demand for automobiles continues, or there is a downturn in general economic conditions, there will likely be further reduced demand for our automotive-related products and services, which would materially harm our business and resulting financial condition.

We rely on a network of automotive manufacturers and dealerships to provide essential data, the loss of which would negatively impact our business, operating results and financial condition.

        To enhance our products and services in the automotive sector, we rely on our Autodata Solutions division to provide content for our CarsDirect.com and Autos.com websites, including prices, configuration data, competitive comparison data and editorials. Our Autodata Solutions division compiles information concerning the automotive industry in a timely fashion based on data that it receives from an extensive network of automotive manufacturers and dealerships. If our Autodata Solutions division were to lose some or all of those relationships, it might be unable to obtain and compile this information as effectively or at all. The resulting loss of relevant content for our automotive websites would adversely affect the operation of those websites, negatively impacting our business, operating results and financial condition.

Consumers may choose to deal directly with dealers rather than use our direct new vehicle brokering services.

        Consumers may decide to transact directly with dealers and could thereby achieve greater cost savings in the purchase or lease of an automobile rather than purchase or lease through CarsDirect.com. If increasing numbers of consumers were able to achieve better pricing by negotiating directly with dealers rather than using CarsDirect.com, the revenues we generate from our direct new vehicle brokering business could decline.

If we experience dealer attrition in our customer referral model, the revenues derived from that model could be adversely affected.

        Users of our automotive website in search of new cars or special automotive financing packages have the option of receiving a price quote from retail dealers in their area who participate in our customer referral network. This customer referral model generates revenue in the form of a fee paid by the dealer to us for each customer referral by us. In the course of our business, we experience some attrition as dealers end their participation in our customer referral model. Participating dealers may terminate their relationship with us with only limited notice for any reason, including an unwillingness to accept our pricing or other terms or as a result of joining alternative advertising programs. We cannot assure you that dealers will not terminate their agreements with us. If dealer attrition increases or the number of new car or special automotive financing customer referrals accepted from us by dealers decreases and we are unable to add new dealers to mitigate the attrition or decrease in number of accepted referrals, our revenues could be negatively affected. A significant factor affecting dealer attrition is our ability to provide dealers with new car or special automotive financing customer referrals at prices acceptable to dealers and that result in high closing ratios. The closing ratio is the ratio of the number of vehicles purchased at a dealer generated from customer referrals to the total number of customer referrals sent to that dealer. A reduction in the number of active dealers in our referral network or in the services dealers receive from us (and therefore the fees they pay to us) could result in a decrease in our revenues and therefore negatively affect our business, operating results and financial condition. In addition, if automotive manufacturers or major dealer groups force us to decrease the fees we charge for our services, the revenues of our online automotive businesses would decline, which would negatively affect our business, operating results and financial condition.

Our revenues, which have declined in part due to reductions in advertising spending by automotive advertisers, would further decline if any automotive manufacturer terminates or further reduces its advertising relationship with us.

        We rely on several automotive manufacturers for the majority of our automotive advertising revenues. However, we may not be able to retain our manufacturer relationships on acceptable terms. In addition, several of the contracts we have with automotive manufacturers permit the manufacturer to terminate the contract without cause and upon short notice. Given the limited number of automotive manufacturers, if we were to fail to preserve our manufacturer relationships and were unable to procure supplemental sources of advertising, our revenues would decline, which would cause our business, operating results and financial condition to suffer.

We may be subject to additional state motor vehicle broker or dealer laws and regulations for which compliance could be costly or could require material changes to our current operations. If we fail to comply, we could be subject to fines or penalties or be prohibited from conducting particular business activities in certain states.

        All states comprehensively regulate vehicle sales and lease transactions, including by imposing strict licensure requirements for dealers and, in some states, brokers. Most of these laws and regulations were drafted prior to the emergence of Internet-based motor vehicle purchase and lease transactions and specifically address, we believe, only traditional vehicle purchase and lease transactions. Nevertheless, these laws and regulations are broadly drafted and may be interpreted by courts or regulatory agencies to apply to our business activities. We are licensed as an automotive broker or dealer with the Departments of Motor Vehicles in those states where we believe licenses are required for our direct new vehicle brokering channel, including California. If we are found to be subject to any laws or regulations in one or more states where our direct new vehicle brokering business is not in compliance, we could be subject to civil or criminal penalties, required to make potentially costly changes in the conduct of our direct new vehicle brokering business or be temporarily or permanently prohibited from engaging in our direct new vehicle sales business in that state or states, any of which would have an adverse affect on our online automotive businesses.

        We cannot predict whether any potentially adverse federal or state legislation or rules for Internet vehicle sales and services will be adopted in the future. Although we believe that future federal and state regulatory initiatives, including those related to motor vehicle brokering and services, will clarify the regulatory environment for Internet companies, enactment of adverse state legislation in one or more states or the passage of unfavorable preemptive federal legislation is possible and, if enacted or passed, could potentially limit our activities and thus harm our business and operations.

Risks Related to the Online Travel Industry

Declines or disruptions in the travel industry or general economic downturns could reduce revenues.

        The health of the travel industry affects our travel websites. Travel expenditures are sensitive to business and personal discretionary spending and decline with downturns in the economy. The travel industry experienced an extended downturn beginning in 2001, and there is a risk that a future downturn, or extended weak demand for travel, could adversely affect the growth of our travel websites. Events or weaknesses in the travel industry that could negatively affect our business include price escalation in the airline industry or other travel-related industries, airline or other travel-related strikes, airline bankruptcies or liquidations, fuel price increases, catastrophic natural events or bad weather, and foreign-currency fluctuations that increase travel costs relative to the traveler's home currency. Additionally, travel expenditures are sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel may involve health-related risks. These effects, depending on their scope and duration, which we cannot predict with any certainty, could significantly impact our long-term operating results or financial condition.

We rely on our relationships with travel suppliers for revenue and on travel service providers for content.

        Our travel business depends in part on suppliers of travel services using our websites to market and sell their products and services. However, we cannot assure that we will be able to maintain our relationships with these travel suppliers. For example, travel suppliers could choose to market and sell their products and services through other distribution channels or directly to consumers. If we are unable to preserve these relationships with travel suppliers, the revenues of our online travel businesses could be negatively impacted.

        We rely on travel service providers to upload their listings onto our websites, such as Vamoose.com, VacationHomes.com and BBOnline.com. In order to provide a compelling service, we must continue to attract travel service providers to our websites and maintain relationships with those providers. We cannot guarantee that travel service providers will be attracted to our websites or that they will be sufficiently satisfied with our services to continue to upload listings. Our terms of service give the provider the right to cancel services and remove its listings from our websites at any time. Cancellation by a significant number of travel service providers would reduce the content available on our travel websites and thereby impair our business.

Risks Related to the Online Home and Home Improvement Industries

Our home and home improvement websites depend on the real estate industry, which is cyclical.

        The real estate industry, which is cyclical, directly affects the success of our online home and home improvement businesses. The economy is currently experiencing a downturn in the real estate industry. Overall, trends in the real estate sector are unpredictable, and as a result, our prospects in this area are also unpredictable. An economic recession, unfavorable taxation laws and regulations, higher credit standards, increased interest rates, increased unemployment, lower consumer confidence, lower wages or sociopolitical instability could decrease public confidence in the general economy and cause consumers to reduce their activity in the real estate sector, thus negatively impacting the real estate market and our online home and home improvement businesses.

        Interest rate fluctuations in particular may significantly reduce consumers' desire or ability to purchase new homes with mortgages or to refinance existing home mortgage loans. Changes in mortgage interest rates and varying demands for housing impact the home loan mortgage industry. Rising mortgage interest rates usually result in a decreased demand for purchase-money and refinanced home mortgage loans, particularly where many homeowners have already secured initial home-purchase financing or refinanced their existing home mortgage loans during a prior low interest rate environment. This uncertainty can have a negative effect on our ability to make mortgage referrals to, and generate advertising from, our mortgage lender customers, which can, in turn, have an adverse affect on our business, operating results and financial condition.

Our business may be harmed if we do not comply with federal, state and local laws governing the real estate and mortgage industry.

        Our mortgage referral services and some of our mortgage content websites are governed by specific federal, state and local laws, including the Real Estate Settlement Procedures Act, or RESPA, state and local real estate and mortgage broker licensing laws, federal and state laws prohibiting unfair and deceptive acts and practices, and federal and state advertising and "Do Not Call" laws. RESPA prohibits the payment or receipt of fees for the referral of business related to, as well as fee shares, splits, and unearned fees in connection with the provision of, residential real estate settlement services, including real estate and mortgage brokerage services. RESPA permits payments pursuant to cooperative brokerage and referral arrangements or agreements between real estate agents and brokers. RESPA also permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or facilities furnished or the services performed, excluding the value of any referrals that may be provided in connection with such goods, facilities or services. Moreover, because we are an aggregator of rate and other information, we may be subject to federal and state laws and regulations that provide broad rights to consumers to pursue private claims to address grievances arising from financing transactions, and that impose restrictions on the advertisement of credit terms. Our noncompliance with the requirements established by any of these laws and related regulations could subject us to revocation of required licenses, indemnification liability, class action lawsuits, administrative enforcement actions and civil and criminal liability.

        Many of our customer referral activities for our lender partners are subject to a variety of federal and state laws and regulations, including federal truth in lending, consumer lending, and equal credit opportunity laws, as well as state usury and other laws. Any failure to comply with these laws, our entry into jurisdictions with more stringent regulatory requirements, or any adverse change in these laws, whether by the adoption of new laws or changes in the interpretation of existing laws, could subject us to fines and penalties or mandated changes in the conduct of our business, and could impair our business reputation, all of which could cause our business, operations and financial condition to suffer.

Risks Related to This Offering and Our Class A Common Stock

The price of our Class A common stock may be volatile.

        Before this offering, there was no public trading market for our Class A common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

        The initial public offering price of our Class A common stock will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business. The trading price of our Class A common stock following this offering may fluctuate substantially. The price of our Class A common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our Class A common stock may decline, possibly materially. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include:

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  volatility in the market price and trading volume of technology companies and of companies in our industry;

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  trends in the automotive, automotive finance, travel and leisure, and home and home improvement industries;

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  sales of large amounts of our Class A common stock;

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  actual or perceived inaccuracies in information we provide to our customers or the media;

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  the timing and success of new product and service introduction and upgrades by us or our competitors;

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  changes in our pricing policies or payment terms or those of our competitors;

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  our ability to expand our operations, domestically and internationally, and the amount and timing of expenditures related to this expansion; and

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  developments affecting the privacy of personal data and security of transactions over the Internet.

        In the past, securities class action litigation against a company has often followed periods of volatility in the market price of that company's securities. The potential volatility in the price of our Class A common stock could result in securities litigation. Securities litigation, in turn, could result in substantial costs and divert management's attention and resources from our business.

Our dual-class capitalization structure and the heavy concentration in our ownership will impose limits on the control exercisable by holders of our Class A common stock, and conversion features of our Class B common stock may dilute the holders of our Class A common stock.

        We have a dual-class capitalization structure, which substantially reduces the effect of the votes of holders our Class A common stock and poses a significant risk of dilution to such holders. Upon consummation of this offering, Idealab Holdings, L.L.C., through its ownership of our Class A common stock and exclusive ownership of our Class B common stock, will have control of approximately 68% of the votes represented by our Class A common stock, on an as-converted basis, and Class B common stock outstanding as of September 30, 2007. Thus, Idealab Holdings, L.L.C. will be able to influence or control matters requiring approval of our stockholders, including the election of directors and the approval of mergers, acquisitions and other significant corporate transactions. Idealab Holdings, L.L.C. may have interests and goals that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, each share of our Class B common stock is convertible at any time at the option of Idealab Holdings, L.L.C. into one share of Class A common stock, and each share of our Class B common stock transferred to a holder unaffiliated with Idealab Holdings, L.L.C. would be automatically converted into Class A common stock upon transfer. All shares of Class B common stock would be automatically converted into Class A common stock if Idealab Holdings, L.L.C., together with certain affiliates, ceases to hold and have the right to direct the vote of at least 15% of our outstanding capital stock. Conversion of our Class B common stock into Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of percentage ownership and voting power within the class of Class A common stock, although the overall percentage ownership of each share of Class A common stock in our Company as a whole would remain unchanged and the overall percentage voting power of each share of Class A common stock in our Company as a whole would increase. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The options and warrants that will be outstanding following this offering may result in our stock price being lower than it would have been had the options and warrants not been issued.

        At the time of this offering, 3,005,492 shares of Class A common stock will be issuable at a weighted-average exercise price of $3.37 per share upon the exercise of options outstanding at October 23, 2007, and 1,904,313 shares of Class A common stock will be issuable at an exercise price of $8.06 per share upon the exercise of warrants outstanding at October 23, 2007. The potential for the issuance of a substantial number of additional shares of Class A common stock upon exercise of these options and warrants at the indicated exercise prices could cause our Class A common stock to trade at a price that is lower than it would have been if the options and warrants had not been issued. In addition, the issuance of additional shares of Class A common stock upon exercise of options and warrants would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of percentage ownership and voting power.

If there are substantial sales of our Class A common stock, our stock price could decline.

        If our stockholders sell large numbers of shares of our Class A common stock or the public market were to perceive that our stockholders might sell large numbers of shares of our Class A common stock, the market price of our Class A common stock could decline significantly. Based on shares outstanding on September 30, 2007, upon the closing of this offering, we will have 38,742,897 shares of Class A common stock and 3,025,000 shares of Class B common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants outstanding as of that date. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up arrangements entered into by our stockholders, the remaining 32,742,897 shares of Class A common stock and all of the shares of Class B common stock outstanding upon the closing of this offering will be available for sale pursuant to Rules 144 and 701 of the Securities Act, and the volume, manner of sale and other limitations under these rules, as follows:

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  573,071 shares of Class A common stock will be eligible for sale immediately upon completion of this offering, subject in some cases to volume and other restrictions of Rule 144 under the Securities Act;

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  an additional 32,169,826 shares of Class A common stock will be eligible for sale upon the expiration of lock-up arrangements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act; and

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  3,025,000 shares of Class B common stock (which upon sale will automatically convert to shares of Class A common stock on a one-to-one basis) will also be eligible for sale upon the expiration of lock-up arrangements, subject in some cases to volume and other restrictions of Rule 144 under the Securities Act.

        Upon completion of this offering, subject to certain conditions, holders of 19,813,259 shares of Class A common stock on an as-converted basis, warrants to purchase up to 1,904,313 shares of our Class A common stock on an as-converted basis, and 2,000,000 shares of Class A common stock issuable upon conversion of shares of Class B common stock will have rights with respect to the registration of these shares of Class A common stock with the Securities and Exchange Commission, or SEC. See "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of their lock-up arrangements, they may sell these shares in the public market. Promptly following the completion of this offering, we intend to register shares of Class A common stock reserved for issuance or sale under our equity plans, including our 2007 Equity Plan, which became effective prior to this offering. As of September 30, 2007, 2,988,742 shares of our Class A common stock on an as-converted basis were issuable upon exercise of outstanding options, of which 1,451,484 options were vested and exercisable as of that date. Once we register the shares authorized for issuance under our stock plans, they may be freely sold in the public market upon issuance, subject to the lock-up arrangements referred to above and the restrictions imposed on our affiliates under Rule 144 and Rule 701 under the Securities Act.

If stockholders purchase shares of our Class A common stock in this offering, they will experience substantial and immediate dilution.

        If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution of $5.44 per share based on an assumed initial public offering price of $8.00 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of warrants to purchase common stock, the exercise of options to purchase common stock under our equity incentive plans or if we otherwise issue additional shares of our common stock. See "Dilution."

Potential acquisitions may dilute stockholder ownership and have an adverse effect on earnings.

        Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute potential ownership interests. Future acquisitions may also decrease our earnings or earnings per share, and the benefits derived from an acquisition might not outweigh the dilutive effect of the acquisition. In addition, we may incur significant cost or suffer adverse tax and accounting consequences in connection with any future acquisitions. Furthermore, depreciation and amortization expense could increase due to future acquisitions. Such financial costs would adversely affect our overall financial condition.

Our potential need to raise additional capital in the future may result in limited financial flexibility and dilution to holders of our Class A common stock.

        We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as developing future products and services, increasing capital, acquiring businesses, and responding to competitive pressures. Any debt incurred for these objectives could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. The use of operating funds to cover debt service obligations and any security interests also could limit our financial flexibility. Any additional capital raised through the sale of equity or convertible debt securities may dilute stock ownership. Furthermore, future debt or equity financing may not be available on favorable terms, if at all. If future financing is not available, or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement strategic business plans. In addition, we may issue securities, including debt securities that may have rights, preferences and privileges senior to our Class A common stock.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds in a manner desired by our public stockholders.

        While we expect to use the net proceeds from this offering for those purposes outlined in the "Use of Proceeds" section of this prospectus, there can be no assurance that we will ultimately deploy the proceeds in the manner we anticipate. Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways that our public stockholders may not desire or that do not yield a favorable return. For instance, we may use a portion of these proceeds to acquire businesses which do not yield a favorable return. You will not have the opportunity, as part of your investment in our Class A common stock, to influence the manner in which the net proceeds of this offering are used. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, some or all of the net proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

The requirements of being a public company may strain our management and resources, or may limit our ability to retain qualified individuals to serve as directors and officers.

        As a public company, we will incur significant legal, accounting, corporate governance and other expenses that we did not incur as a private company. We will be subject to the requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended, and the NASDAQ Global Market's rules and other rules and regulations. We expect these rules and regulations to increase significantly our legal and financial compliance costs and to make some activities more time-consuming and costly. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act of 2002 requires the maintenance of effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns, which could have a material effect on our business operations. In addition, we will need to hire additional legal and accounting staff with appropriate public company experience and technical accounting knowledge.

        These rules and regulations may make it more difficult and more expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Provisions in our restated certificate of incorporation and amended and restated bylaws and under Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may adversely affect the trading price of our Class A common stock.

        Prior to the completion of this offering, we will amend and restate our certificate of incorporation and bylaws. Provisions in our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us or changes in our management that our stockholders may consider favorable. For example, these provisions:

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  provide that our Board of Directors may elect a director to fill a vacancy, including vacancies created by the expansion of our Board of Directors;

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  authorize our Board of Directors to issue "blank check" preferred stock, allowing our Board of Directors, without further stockholder approval, to attach special rights, including voting and dividend rights, to this preferred stock and thereby making it more difficult for a third party to acquire us;

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  prohibit stockholder action by written consent following the date on which Idealab Holdings, L.L.C. and certain of its affiliates collectively cease to hold and have the right to direct the vote of at least 15% of the shares of our outstanding capital stock, which means that, after such date, all stockholder actions must be taken at a meeting of our stockholders;

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  prohibit stockholders from calling a special meeting of our stockholders; and

  •
  establish advance notice requirements for nominations of candidates for our Board of Directors or for proposing matters that can be acted upon by stockholders at a meeting of our stockholders.

        Additionally, we are subject to Section 203 of the Delaware General Corporation Law which, subject to some exceptions, prohibits "business combinations" between a publicly held Delaware corporation and an "interested stockholder." An "interested stockholder" is generally defined as a stockholder who owns 15% or more of a corporation's outstanding voting stock, any stockholder associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status did own 15% or more of the corporation's voting stock, or the affiliates or associates of any such stockholder. Section 203 could have the effect of delaying, deferring or preventing a change of control of our company that our Class A stockholders might consider to be in their best interests.

We do not intend to pay dividends in the foreseeable future.

        For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent on then-existing conditions, including our financial condition and operating results, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant. For the foregoing reasons, you will not be able to rely on dividends to provide you with a return on your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "might," "would," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

        We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to update or revise publicly any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our Class A common stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts, including those generated by comScore, eMarketer, Forrester Research, IDC, J.D. Power and Associates, and JupiterResearch. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause actual results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 2,350,115 shares of our Class A common stock by us in this offering will be approximately $14.0 million, assuming an initial public offering price of $8.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial offering price of $8.00 per share would increase (decrease) the amount of proceeds from this offering available for working capital and general corporate purposes by $2.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

        We currently have no specific plans for the use of the net proceeds of this offering. The principal reasons for the offering are to provide our stockholders liquidity in the public equity market, raise cash for general corporate purposes, which may include working capital and capital expenditures, and support our general growth plan, which includes possible future acquisitions of complementary products, technologies and businesses. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest the net proceeds of this offering primarily in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings to finance the growth and development of our business and therefore do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our Board of Directors deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2007:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to (i) the conversion of all of the outstanding shares of our Series A, Series B, Series C, Series D, and Series E preferred stock and our outstanding Class C and Class D common stock into an aggregate of 26,089,913 shares of our Class A common stock in connection with this offering, and (ii) the sale of 2,350,115 shares of our Class A common stock by us in this offering at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	September 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited) (In thousands)
Stockholders' equity:
Convertible preferred stock, Series A — F, $0.001 par value; 62,945,809 shares authorized and 22,420,232 shares issued and outstanding actual, and none issued and outstanding pro forma as adjusted	$271,757	—
Common stock, Class A, $0.001 par value; 125,000,000 shares authorized and 10,302,869 shares issued and outstanding actual, and 38,742,897 issued and outstanding pro forma as adjusted	10	39
Common stock, Class B, $0.001 par value; 6,050,000 authorized and 3,025,000 shares issued and outstanding actual, and 3,025,000 issued and outstanding pro forma as adjusted	3	3
Common stock, Class C, $0.001 par value; 2,000,000 shares authorized; 104,092 shares issued and outstanding actual, and none issued and outstanding pro forma as adjusted	—	—
Common stock, Class D, $0.001 par value; 7,131,179 shares authorized and 3,565,589 issued and outstanding actual, and none issued and outstanding pro forma as adjusted	4	—
Additional paid-in capital	318,643	604,360
Accumulated deficit	(264,744)	(264,744)
Stockholders' notes receivable	(15)	(15)
Accumulated other comprehensive loss	(1,765)	(1,765)

Total stockholders' equity and capitalization	$323,893	$337,878

        The table above excludes, as of September 30, 2007:

  •
  2,722,200 shares of Class A common stock issuable upon exercise of outstanding options granted under our 1998 Stock Plan, at a weighted average exercise price of $3.56 per share;

  •
  191,542 shares of Class C common stock (or, following this offering, Class A common stock) issuable upon exercise of outstanding options granted under our 2000 Stock Plan at a weighted average exercise price of $0.88 per share;

  •
  16,750 shares of Class A common stock issuable upon exercise of outstanding options at an exercise price of $9.70 per share and 386,702 shares of restricted Class A common stock valued at $9.70 per share, granted on October 23, 2007 under our 2007 Equity Plan;

  •
  75,000 shares of Class A common stock issuable upon exercise of outstanding options granted outside of our 1998 Stock Plan, 2000 Stock Plan, and 2007 Equity Plan, at a weighted average exercise price of $1.50 per share; and

  •
  2,947,298 shares of common stock issuable upon the exercise of warrants, which total includes (i) a warrant to purchase 1,042,985 shares of Class A common stock and (ii) warrants to purchase 1,904,313 shares of Series F preferred stock (or, following this offering, Class A common stock), at a weighted-average exercise price of $5.22 per share.

        A $1.00 increase (decrease) in the assumed initial offering price of $8.00 per share would increase (decrease) pro forma as adjusted cash and cash equivalents, pro forma as adjusted additional paid-in capital, and pro forma as adjusted total stockholders' equity and capitalization by $2.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our pro forma net tangible book value at September 30, 2007 was $93.2 million, or $2.36 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on September 30, 2007, after giving effect to the conversion (the "Conversion") of all outstanding shares of our Series A, Series B, Series C, Series D, and Series E preferred stock and all outstanding shares of our Class C and Class D common stock into shares of our Class A common stock as if the Conversion occurred on September 30, 2007. The discussion and tables in this section assume that the Conversion occurred on September 30, 2007. Our pro forma as adjusted net tangible book value, which gives effect to the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $8.00 per share after deducting the underwriting discount and estimated offering expenses payable by us, would have been $107.2 million, or $2.56 per share, at September 30, 2007. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.20 per share to existing stockholders and an immediate dilution of $5.44 per share to investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00
Pro forma net tangible book value per share before this offering	$2.36
Increase per share attributable to new investors	0.20

Pro forma as adjusted net tangible book value per share after this offering		2.56

Dilution per share in pro forma as adjusted net tangible book value to new investors		$5.44

        A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $2.2 million, the pro forma as adjusted net tangible book value per share by $0.05 per share, and the dilution in the pro forma as adjusted net tangible book value to investors in this offering by $0.05 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

        The following table shows, as of September 30, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by investors purchasing common stock in this offering at an assumed initial public offering price of $8.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	39,417,782	94.4%	$440,769,082	95.9%	$11.18
New investors	2,350,115	5.6	18,800,920	4.1

Total	41,767,897	100.0%	$459,570,002	100.0%

        A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share would increase (decrease) total consideration paid by new investors in this offering and total consideration paid by all stockholders by $2.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The above discussion and tables exclude, as of September 30, 2007:

  •
  2,722,200 shares of Class A common stock issuable upon exercise of outstanding options granted under our 1998 Stock Plan, at a weighted average exercise price of $3.56 per share;

  •
  191,542 shares of Class A common stock issuable upon exercise of outstanding options granted under our 2000 Stock Plan at a weighted average exercise price of $0.88 per share, assuming the Conversion occurred on September 30, 2007;

  •
  16,750 shares of Class A common stock issuable upon exercise of outstanding options at an exercise price of $9.70 per share and 386,702 shares of restricted Class A common stock valued at $9.70 per share, granted on October 23, 2007 under our 2007 Equity Plan;

  •
  75,000 shares of Class A common stock issuable upon exercise of outstanding options granted outside of our 1998 Stock Plan, 2000 Stock Plan, and 2007 Equity Plan, at a weighted average exercise price of $1.50 per share; and

  •
  2,947,298 shares of common stock issuable upon the exercise of warrants, which total includes (i) a warrant to purchase 1,042,985 shares of Class A common stock and (ii) warrants to purchase 1,904,313 shares of Class A common stock, assuming the Conversion occurred on September 30, 2007, at a weighted-average exercise price of $5.22 per share.

        If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders and the percentage of shares of common stock held by new investors outstanding after this offering will remain the same.

        To the extent that outstanding options and warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of September 30, 2007 would have been $118.5 million, or $2.61 per share, and our pro forma as adjusted net tangible book value after this offering would be $132.5 million, or $2.78 per share, causing dilution to investors purchasing shares in this offering of $5.22 per share. In addition, if options and warrants outstanding as of September 30, 2007 are exercised, on a pro forma as adjusted basis before deducting the underwriting discount and estimated offering expenses payable by us, existing stockholders will have purchased 45,353,822 shares, or 95.1% of the shares purchased from us, for approximately $466.1 million, or 96.1% of the total consideration paid to us, with an average price per share of $10.28. Shares purchased by new investors will represent 4.9% of shares purchased for 3.9% of the total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

        The consolidated statement of operations data and the consolidated statement of cash flows data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are unaudited. These unaudited financial statement data reflect all adjustments consisting of normally recurring accruals necessary for a fair statement of the data for that period. The consolidated statement of operations data and the consolidated statement of cash flows data for each of the three years ended December 31, 2004, 2005 and 2006, as well as the consolidated balance sheet data as of December 31, 2005 and 2006, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2004 are derived from our audited financial statements not included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the nine months ended September 30, 2007 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$29,176	$42,359	$61,137	$78,073	$84,804	$65,214	$64,998

Costs and operating expenses:
Cost of revenues	5,422	7,210	12,419	16,267	21,014	16,200	18,706
Sales and marketing(1)	22,399	20,855	17,227	22,121	20,628	15,560	16,055
Technology and product development(1)	6,418	5,656	5,274	5,041	5,636	4,214	4,438
General and administrative(1)	24,385	24,517	19,019	23,055	19,563	16,649	22,425
Amortization of intangibles	206	—	—	254	1,265	812	3,263
Other charges (recoveries)	(5,503)	(274)	—	—	—	—	—

Total costs and operating expenses	53,327	57,694	53,939	66,738	68,106	53,435	64,887

Income (loss) from operations	(24,151)	(15,605)	7,198	11,335	16,698	11,779	111
Investment and other income	2,442	4,783	2,350	3,648	6,287	4,859	5,751

Income (loss) before income taxes	(21,709)	(10,822)	9,548	14,983	22,985	16,638	5,862
Provision (benefit) for income taxes	115	143	215	1,569	(70,082)	1,367	8,319

Net (loss) income	(21,824)	(10,965)	9,333	13,414	93,067	15,271	(2,457)
Refunded stock from litigation settlement	8,064	—	—	—	—	—	—
Less undistributed income attributable to preferred stockholders	—	—	6,422	8,298	54,279	8,924	—

Net (loss) income attributable to common stockholders	$(13,760)	$(10,965)	$2,911	$5,116	$38,788	$6,347	$(2,457)

Net (loss) income attributable to common stockholders per common share:
Basic	$(1.96)	$(1.38)	$0.26	$0.36	$2.42	$0.40	$(0.14)
Diluted	$(1.96)	$(1.38)	$0.20	$0.29	$2.01	$0.33	$(0.14)
Pro forma net (loss) income attributable to common stockholders per common share:
Basic					$2.42		$(0.06)
Diluted					$2.23		$(0.06)

cont'd

(1)
Stock-based compensation expense is included in the line items above as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(In thousands)
Sales and marketing	$773	$751	$33	$659	$667	$661	$1,178
Technology and product development	441	242	—	94	97	97	295
General and administrative	12,431	13,690	9,869	11,817	8,363	8,300	13,349

Total	$13,645	$14,683	$9,902	$12,570	$9,127	$9,058	$14,822

	As of December 31,
						As of September 30, 2007
	2002	2003	2004	2005	2006
	(unaudited)					(unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$112,004	$118,239	$18,042	$52,416	$43,661	$32,068
Investments, available for sale	—	—	114,162	85,365	107,423	58,458
Working capital	107,933	115,148	131,404	134,477	161,321	97,336
Total assets	176,888	181,193	201,183	228,786	331,384	346,058
Total current liabilities	17,837	18,187	19,132	19,636	19,175	22,165
Total stockholders' equity	158,803	163,006	182,052	209,150	312,209	323,893
	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(In thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(3,705)	$5,321	$17,371	$29,236	$31,341	$21,181	$24,749
Depreciation and amortization	8,551	4,132	2,616	2,417	3,952	2,888	5,531
Acquisitions, net of cash	—	—	(1,192)	(21,765)	(16,832)	(15,640)	(85,764)
	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)
	(In thousands)
Other Financial Data:
Adjusted EBITDA(2)	$(1,955)	$3,210	$19,716	$26,322	$29,777	$23,725	$20,464
(2)
We define Adjusted EBITDA as net income plus the (benefit) provision for income taxes, depreciation, amortization of purchased intangible assets and stock-based compensation; plus interest expense (income), other income and the value of stock returned to us as part of a settlement of litigation in 2002. Adjusted EBITDA is not a measure of liquidity calculated in accordance with GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest income, taxes, depreciation and amortization, and stock-based compensation, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance, because it removes the impact of items not directly resulting from our core operations;

•
for planning purposes, including in the preparation of our internal annual operating budget;

•
to allocate resources to enhance the financial performance of our business;

•
to evaluate the effectiveness of our operational strategies;

•
in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance; and

•
as a factor in the evaluation of the performance of our management in determining compensation.

A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for each of the fiscal periods indicated, is as follows:

	Year Ended December 31,						Nine Months Ended September 30,
	2002	2003	2004	2005	2006(1)		2006	2007
	(unaudited) (In thousands)
Net income (loss)	$(13,760)	$(10,965)	$9,333	$13,414	$93,067		$15,271	$(2,457)
Provision (benefit) for income taxes	115	143	215	1,569	(70,082	)(2)	1,367	8,319
Depreciation and amortization	8,551	4,132	2,616	2,417	3,952		2,888	5,531
Stock-based compensation	13,645	14,683	9,902	12,570	9,127		9,058	14,822
Investment and other income	(2,442)	(4,783)	(2,350)	(3,648)	(6,287)		(4,859)	(5,751)
Refunded stock from litigation settlement	(8,064)	—	—	—	—		—	—

Adjusted EBITDA	$(1,955)	$3,210	$19,716	$26,322	$29,777		$23,725	$20,464

  (1)
  As described in the footnotes to the consolidated financial statements, we adopted SFAS 123(R) in 2006. As a result, our income in 2006 was approximately $215,000 lower than if we had continued to account for stock-based compensation under APB 25.

  (2)
  As of December 31, 2006, we concluded it was more likely than not that we will realize certain deferred tax assets through expected future taxable profits. As a result, we released a valuation allowance of approximately $82.7 million, the majority of which was recognized as an income tax benefit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements as included elsewhere in this prospectus. In addition to the historical financial information, the following discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

        We are an Internet media company that builds, acquires and enhances branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. We operate a rapidly growing network of websites, currently grouped into three vertical categories: automotive, travel and leisure, and home and home improvement. We currently operate 45 principal websites. We also license our content and Internet technology products and services to major companies and individual website owners around the world.

        We commenced operations in 1998 as CarsDirect.com, an online automotive brokerage service that enables consumers to research, price, configure and order vehicles online in the United States. In 1999, we expanded by acquiring our Autodata Solutions division, which develops and licenses technology to the automotive industry. In January of 2001, we acquired Greenlight.com, our primary competitor in the online auto brokerage business. In 2002 and 2003, we broadened our automotive business by launching several new and used-car advertising services to automotive manufacturers and dealers.

        In December of 2004, we began to accelerate our expansion into new lines of business and into new categories. We changed our name from CarsDirect.com, Inc. to Internet Brands, Inc. in May 2005, reflecting this expansion. We now operate our business in two segments: consumer Internet and licensing. During the three years ended December 31, 2006, we completed 16 website-related acquisitions in our consumer Internet segment for a total of $40.3 million. During the same period, we internally developed additional websites, such as Autos.com and Wikicars.com.

        During the period from January 1, 2007 through September 30, 2007, we completed an additional 35 website-related acquisitions in our consumer Internet segment and acquired a second division in our licensing segment, for an aggregate purchase price of $84.8 million. The largest of these acquisitions is Jelsoft Enterprises Limited, the developer of vBulletin, and a global provider of Internet community bulletin board software. We expect to continue to grow our business by acquiring additional websites and improving our existing websites through the application of our operating platform. We have historically been able to deploy capital for acquisitions efficiently, and then integrate acquired websites onto our platform quickly and effectively. Although we believe we will continue to identify, negotiate and purchase websites that meet our operating platform criteria, we cannot predict whether we can continue to purchase websites at the same rate and on similarly favorable terms as the market for user-generated content assets becomes more attractive.

        Our goal is to grow the number, size and profitability of our consumer Internet and licensing businesses, and we therefore use certain performance indicators that are keyed to the elements of our growth strategy in order to manage our business and assess our operational performance:

  •
  Online Traffic.  A principal element of our strategy in expanding our consumer Internet business is expanding the size of the audiences visiting our websites. Thus, we use measures of online traffic to our portfolio of websites, such as page views and monthly unique visitors, as key performance indicators.

  •
  Consumer Internet Revenue Per View.  Increasing monetization of traffic to our websites is a key component of our growth strategy. We use Revenue Per View, or RPV, as one measure to evaluate our operational success. RPV is a measure of the average amount of advertising revenue generated per each page viewed by visitors to our websites.

  •
  Sales of Additional Licenses.  For our licensing business, we view the sale of additional licenses and related products, such as website content and user tools, to existing and new customers as a key driver of associated revenue.

  •
  Acquisitions.  We believe that acquisitions will continue to be a material determinant of our ability to expand our consumer Internet and licensing businesses. We therefore monitor our acquisitions activity, and our ability to integrate such acquisitions, to assess the success of our growth strategy.

  •
  Adjusted EBITDA.  As discussed in "Selected Consolidated Financial Data," we employ Adjusted EBITDA for several purposes, including as a measure of our operating performance. We use Adjusted EBITDA because it removes the impact of items not directly resulting from our core operations, thus allowing us to better assess whether the elements of our growth strategy—increasing audience sizes, increasing monetization of such audiences, selling additional licenses and related products, and adding and developing new websites—are yielding positive results.

        We are dependent on our three vertical website categories for most of our revenues, and are primarily dependent on our automotive website category for the bulk of those revenues. Downturns in general economic or market conditions adversely affecting this category, such as is currently ongoing, would negatively impact our business and financial condition.

Our Revenues

        We derive our revenues from two segments: consumer Internet and licensing. In our consumer Internet segment, our revenues are primarily derived from advertisers. In our licensing segment, our revenues are derived from the licensing of data and technology tools and services to automotive manufacturers and proprietary software for website communities.

        Our revenues grew from $61.1 million in 2004 to $78.1 million in 2005, an increase of 27.7%. The key factors influencing our growth were:

  •
  the addition of websites that we built, acquired and enhanced, which offered new advertising opportunities to our existing advertisers and facilitated new advertising relationships;

  •
  increased advertising sales on our websites as our consumer Internet audiences grew; and

  •
  increased licensing revenues from our automotive licensing customer base.

        Our revenues grew from $78.1 million in 2005 to $84.8 million in 2006. Despite this growth, our revenues were nearly flat during the first nine months of 2007 compared to the prior year, decreasing from $65.2 million in the first nine months of 2006 to $65.0 million, or a 0.3% decrease, in the first nine months of 2007, primarily as a result of a quarter-over-quarter decline in revenues in our consumer Internet segment in four out of the last six quarters. This decline was primarily the result of reduced advertising spending by our automotive clients. Such reduced advertising spending is consistent with the industry-wide downturn in this sector. The automotive industry has generally been in a downward cycle beginning in the second half of 2006. We cannot predict when this negative trend will reverse, whether it will worsen, or the magnitude of any recovery, and our prospects in this area are therefore unpredictable. Partially offsetting the decline in advertising spending by our automotive dealers and manufacturers during these periods was growth in online community/enthusiast site advertising revenues and licensing revenues.

        Historically, our revenues have come from clients located in the United States. Sales denominated in non-U.S. currencies accounted for 7.6% of our revenues in the year ended December 31, 2006, and 12.7% of our revenues during the nine-month period ended September 30, 2007. The sales revenues we currently receive in non-U.S. currencies are generally denominated in Canadian dollars and British pound sterling. We receive a small portion of our revenue, which we believe to be an immaterial amount compared to our total revenue, from additional sources outside the United States through credit card and merchant account transactions through the Internet. In these transactions, non-U.S. currencies paid are automatically converted to U.S. dollars by credit card companies and other payment intermediaries. Due to the nature of these transactions, we are unable to quantify the amount of such revenue or determine their countries of origin.

        We expect that the revenues from customers outside the United States will increase as a percentage of total revenues as we acquire additional international websites, which attract audiences located outside the United States. In September 2007, approximately 22% of our website visitors were located outside of the United States.

Consumer Internet Revenues

        Our consumer Internet segment generates revenues through sales of online advertising and new car and automotive finance brokerage services, in various monetization formats such as cost per lead (CPL), cost per thousand impressions (CPM), cost per click (CPC), cost per action (CPA) and flat fees. Under the CPL model, our advertiser customers pay for leads generated through our websites and accepted by the customer. Under the CPM format, advertisers pay a fee for displays of their graphical advertisements, typically at an incremental rate per thousand displays or "impressions." Under the CPC model, we earn revenue based on "click-throughs" on text-based links displayed on our websites, which occur when a user clicks on an advertiser's listing. We derive revenues on a CPC model through direct sales to advertisers, as well as through various third-party advertising networks, such as Google, Yahoo! and Tribal Fusion, for which we receive a negotiated percentage of their advertising revenues. Under the CPA format, we earn revenue for consumer transactions undertaken through our websites. For example, through CarsDirect.com, we offer new car brokering services and related auto-loan brokering services and aftermarket products to consumers in 32 states, for fees that are negotiated with and paid to us by auto dealers and lenders. Advertisers who purchase our flat-fee formats generally subscribe on a fixed-fee basis for a listing on one of our websites.

        We vary our advertising formats based on consumer and advertiser preferences in a particular category and our ability to optimize revenue yields. For example, we sell display advertising directly to automotive manufacturers and home improvement advertisers on a CPC or CPM basis, and consumer auto and auto finance leads to auto dealers and mortgage leads to lenders on a CPL basis. We typically invoice our advertisers for display ads and CPL products on a monthly basis after we have run the ads or delivered the leads. Our contracts with these advertisers are typically on a multiple-month basis and are cancellable on 60 days or less notice. We offer mortgage rate listings to mortgage lenders and brokers on a monthly flat-fee basis and classified used-car listings for dealers and consumers for tiered fees on a monthly or "list until you sell" basis. We also sell classified listings for annual flat fees to hundreds of vacation rental property owners and managers and bed and breakfast owners. Advertisers typically pay flat fees by credit card, PayPal or similar online payment service, utilizing online "self serve" tools provided on the website. Some of these flat fees are automatically renewed utilizing payment information on file with us. We do not offer refunds for mid-term cancellation of advertisements sold on a flat-fee basis. As consumer and advertiser preferences continue to evolve, we expect that we will adjust our revenue sources and mix on our websites to address those changing needs and optimize our revenue yields.

        Our advertiser base is highly diversified across our consumer categories. As of September 30, 2007, we had more than 20,000 advertising customers in our consumer Internet segment, none of which represented more than 5% of our total revenues for the nine months then ended. Historically, a substantial majority of these revenues has been derived from the automotive category. As our website audiences continue to grow and diversify among consumer categories, we expect that our sources of advertising revenues also will continue to grow and diversify.

        Our consumer Internet segment revenues represented approximately 80% of our total revenues in 2006, and 72% for the nine months ended September 30, 2007.

Licensing Revenues

        We license customized products and services and automotive vehicle and marketing data to most major U.S., Japanese and European automotive manufacturers and other online automotive service providers. Customers typically enter into multi-year licensing and technology development agreements for these products and services, which include market analytics, product planning, vehicle configuration, management and order placement, in-dealership retail systems and consumer-facing websites.

        With our recent acquisition of Jelsoft, we also sell and license vBulletin Internet software to U.S. and international website owners. vBulletin revenues are primarily derived from software license purchases and leasing for a flat fee, as well as annual maintenance fees for customer support and software updates. Jelsoft received payments from more than 30,000 user community websites in 2006.

        Our licensing segment revenues represented approximately 20% of our total revenues in 2006, and 28% for the nine months ended September 30, 2007.

Expenses

        The largest component of our expenses is personnel. Personnel costs include salaries and benefits for our employees, commissions for our sales staff and stock-based compensation, which are categorized in our statements of operations based on each employee's principal function. Cost of revenues primarily consists of development costs, including personnel cost, related to the licensing business and marketing costs directly related to the fulfillment of specific customer advertising orders and our costs of hosting our websites. Sales and marketing expenses include both personnel and online marketing costs. Costs associated with online marketing have generally been increasing. As a public company, our general and administrative expenses will increase. We will incur greater legal, accounting, corporate governance and other expenses in order to comply with the requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended, and the NASDAQ Global Market's rules and other rules and regulations.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured. Our revenues are derived from our consumer Internet and licensing segments.

  Consumer Internet

        Consumer Internet segment revenue is earned from online advertising sales and new car and auto-finance brokerage services on a CPM, CPC, CPL, CPA or flat-fee basis.

        We recognize revenue from the display of graphical advertisements delivered on a CPM basis as impressions are delivered. An impression is delivered when an advertisement appears in pages viewed by users. Advertisements are billed on a flat-rate basis and revenue is recognized ratably over the contracted time period, which generally varies from one to twelve months. A reserve is calculated to accrue for the under-delivery of guaranteed minimum impressions and credits.

        Revenue from the display of text-based links to the websites of our advertisers on a CPC basis, and search advertising, is recognized as "click-throughs" occur. A "click-through" occurs when a user clicks on an advertiser's link.

        Revenue from advertisers on a CPL basis is recognized in the period the leads are accepted by the dealer or mortgage lender, following the execution of a service agreement and commencement of the services. Service agreements generally have a term of twelve months or less.

        New car brokerage revenue and the related auto-financing brokerage revenue and after-market sales revenue are recognized on a CPA basis. Similar to a sales commission, this brokerage revenue is recognized on a net basis in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." As contrasted to the gross revenue a car dealership would typically report, we report brokerage revenue on a net basis as we do not bear inventory or credit risk, are not involved in the specification of the product and do not change the product or perform part of the services.

        Revenue from flat-fee, listings-based services is based on a customer's subscription to the service for up to twelve months and is recognized on a straight-line basis over the term of the subscription.

  Licensing

        We enter into contractual arrangements with customers to develop customized software and content products; revenue is earned from software licenses, content syndication, maintenance fees and consulting services. Agreements with these customers are typically for multi-year periods. For each arrangement, revenue is recognized when both parties have signed an agreement, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations on our part remain. We do not offer a right of return on these products.

        Software-related revenue is accounted for in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," and interpretations. Post-implementation development and enhancement services are not sold separately; the revenue and all related costs of these arrangements are deferred until the commencement of the applicable license period. Revenue is recognized ratably over the term of the license; deferred costs are amortized over the same period as the revenue is recognized.

        Fees for stand-alone and post-implementation development and enhancement services are fixed-bid and determined based on estimated effort and client billing rates since we can reasonably estimate the required effort to complete each project or each milestone within the project. There are no non-software deliverables and the functionality delivered is specific to a customer's previously licensed application. Post-implementation development and enhancement services are not sold separately; the revenue and all related costs of these arrangements are deferred until the commencement of the applicable license period. Revenue is recognized ratably over the term of the license and deferred costs are amortized over the same period as the revenue is recognized.

Business Combinations

        We use the purchase method of accounting for business combinations and the results of the acquired businesses are included in the income statement from the date of acquisition. The purchase price includes the direct costs of the acquisition. Amounts allocated to intangible assets are amortized over their estimated useful lives; no amounts are allocated to in-progress research and development. Goodwill represents the excess of consideration paid over the net identifiable business assets acquired.

        We have entered into earnout agreements which are contingent on the acquired business achieving agreed upon performance milestones. Earnout payments are not based on the seller's on-going service to the Company; when the seller does provide services following the acquisitions, the cost of the seller's services is recorded as compensation expense in the period the services were performed. We account for earnout consideration as an addition to goodwill in the period earned.

Goodwill, Intangible Assets and the Impairment of Long-Lived Assets

        We assess the recoverability of the carrying value of long-lived assets. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value. The determination of cash flows is based upon assumptions and forecasts that may not occur. In addition, we assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The December 31, 2006 consolidated balance sheet includes $64.7 million of goodwill, net, $6.6 million of intangible assets, net, and $6.1 million of fixed assets, net. Management updated its analysis of goodwill, intangible assets and long-lived assets during 2006 and, except for an adjustment related to a deferred tax asset, we determined that no impairment had occurred.

        We have acquired several companies in each of the last few years and our current business strategy includes continuing to make additional acquisitions in the future. These acquisitions will continue to give rise to goodwill and other intangible assets which will need to be assessed for impairment from time to time.

Stock-Based Compensation and Stock-Based Charges

        Effective January 1, 2006, we adopted the provisions of the Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments," or SFAS 123(R), using the prospective approach. As a result, we recognize stock-based compensation expense for only those awards that are granted subsequent to December 31, 2005 and any previously existing awards that are subject to variable accounting, including certain stock options that were exercised with notes in 2003, until the awards are exercised, forfeited, or contractually expire in accordance with the prospective method and the transition rules of SFAS 123(R). Under SFAS 123(R), stock-based awards granted after December 31, 2005, are recorded at fair value as of the grant date and recognized as expense over the employee's requisite service period (the vesting period, generally four years), which we have elected to amortize on a straight-line basis. Options exercised with a note receivable in 2003 continue to be accounted for under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). As a result of adopting SFAS 123(R), our net income for the year ended December 31, 2006 is $0.2 million lower than if we had continued to account for stock-based compensation under APB 25; there is a de minimis impact to basic and diluted net income per share.

        Under SFAS 123(R), we calculated the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 6.22 years for the expected term, 95.94% for the expected volatility, 4.70% for the risk-free rate and 0% for dividend yield for the twelve-month period ended December 31, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

        The weighted average expected option term for 2006 reflects the application of the simplified method set out in SAB No. 107, or SAB 107, which was issued in March 2005. The simplified method defines the life of options as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

        Estimated volatility for fiscal 2006 also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.

        Prior to January 1, 2006, we accounted for employee stock-based compensation plans under the valuation and measurement provisions of APB 25, and related interpretations. In accordance with APB 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the per share fair value of the stock and the per share exercise price of the stock option. Options granted with exercise prices equal to the grant date fair value of our stock have no intrinsic value and, therefore, no expense was recorded for these options under APB 25. For stock options whose exercise price was below the grant date fair value of our stock, the difference between the exercise price and the grant date fair value of our stock was expensed over the service period (generally the vesting period) using an accelerated amortization method in accordance with the Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans."

        During the year ended December 31, 2003, we permitted certain executives to exercise options early in exchange for full recourse notes which are secured by the underlying stock. Each employee who exercised options early received restricted stock, the restrictions on which have been released at the same rate as the underlying options would have vested. In accordance with EITF Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44," the expense for certain options exercised with notes receivable in the year ended December 31, 2003 have been recorded subject to variable accounting.

        The accounting for and disclosure of employee equity instruments requires judgment by our management on a number of assumptions, including the fair value of the underlying instrument, estimated lives of the outstanding instruments, and the instrument's volatility. Changes in key assumptions will impact the valuation of such instruments. Because there has been no public market for our stock, the Board of Directors has determined the fair market value of the stock underlying options with the assistance of Financial Strategies Consulting Group, LLC (FSCG), an independent valuation expert, on a quarterly basis.

  Significant Assumptions and Methodologies Used In Determining Fair Value

        The fair value of our common stock has historically been established by our Board of Directors. We have considered the guidance in the AICPA's Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock for purposes of setting the exercise prices of stock options granted to employees and others. This guidance emphasizes the importance of our operational development in determining the value of the enterprise.

        The factors considered by the Board in the determination of fair market value of our common stock include:

  •
  the most recent guidance from FSCG, the independent valuation expert who appraises our company periodically;

  •
  achievement of key milestones and events in the business, including changes in the business, profitability and cash flow;

  •
  future outlook for the business;

  •
  our capital structure, including liquidation preferences and rights of preferred stockholders; and

  •
  proximity to financing events or transactions.

        Since 1999, we have contracted for independent valuation studies. Prior to 2006, we contracted with FSCG for annual, year-end valuations. In 2006, we added a mid-year valuation. In 2007, FSCG has provided quarterly valuations and will continue to do so until such time as our stock is publicly traded.

        We were in a developmental stage prior to 2004, with an accumulated deficit in excess of $375 million. From 2004 through 2006, we generated consistent revenue and adjusted EBITDA growth on a year-over-year basis. In addition, beginning in 2004 and continuing through the nine months ended September 30, 2007, we produced positive cash flow. Taking into account all of the factors above, our Board determined to increase the amount of the fair market value of our common stock during those periods.

Provision for Income Taxes and Deferred Income Tax Assets

        Deferred income tax assets and liabilities are periodically computed for temporary differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. Significant judgment is necessary in determining valuation allowances necessary for our deferred tax assets. Accounting standards require us to establish a valuation allowance for that portion of our deferred tax assets for which it is more likely than not that we will not receive a future benefit. In making this judgment, all available evidence is considered, some of which, particularly estimates of future profitability and income tax rates, are subjective in nature. Estimates of deferred income taxes are based on management's assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the Internal Revenue Service, as well as actual operating results that vary significantly from anticipated results.

Seasonality and Cyclicality

        The automotive and home mortgage industries in which we provide consumer Internet products and services have historically experienced seasonality with relatively stronger sales in the second and third quarters and weaker sales in the fourth quarter. These industries are also subject to longer-term cycles that are driven by factors such as interest rates, inflation rates, fuel prices and consumer spending. These industries experienced a general economic downturn beginning in the second half of 2006. This downward trend negatively affected our revenues beginning approximately in the fourth quarter of 2006 as advertisers tightened budgets. We cannot predict when these industry downturns will reverse, whether they will worsen, or the magnitude of any recovery.

Results of Operations

        The following table sets forth our consolidated statements of operation data as a percentage of total revenues for each of the periods indicated:

	Nine Months Ended September 30,
	2006	2007
	(unaudited)
Revenues	100.0%	100.0%
Costs and operating expenses:
Cost of revenues	24.8	28.8
Sales and marketing	23.9	24.7
Technology and product development	6.5	6.8
General and administrative	25.5	34.5
Amortization	1.2	5.0

Total operating expenses	81.9	99.8

Operating income	18.1	0.2
Investment and other income	7.4	8.8

Income from operations before income taxes	25.5	9.0
Provision for income taxes	2.1	12.8

Net income (loss)	23.4	(3.8)%

Nine Months Ended September 30, 2006 and 2007

  Total Revenues

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
Revenues:
Consumer Internet	$52,501	$46,678	$(5,823)	(11.1)%
Licensing	12,713	18,320	5,607	44.1%

Total revenues	$65,214	$64,998	$(216)	(0.3)%

        From mid-2006 through the first quarter of 2007, we experienced a sequential quarter-over-quarter decline in consumer Internet revenue driven by downward cycles in the automotive and home mortgage industries, which negatively impacted our revenues. Beginning in the second quarter of this year, both the consumer Internet and licensing segments have shown growth driven by the increased revenue from our acquired websites and strong growth in our licensing segment, reflecting a reversal of the overall downward revenue trend. Total revenues were nearly flat for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006. Auto-dealer advertising declined $5.0 million due to reductions in spending in response to difficult industry conditions; advertising revenues from automotive manufacturers and other automotive-related advertisers declined $2.2 million, of which $1.9 million occurred in the first and second quarters, due to a reduction in the level of their spending; new car brokerage revenues declined $1.9 million; and we experienced a $2.4 million decline in advertising revenues from mortgage lenders reflecting the difficult industry conditions. However, these declines were offset by a $5.8 million increase in advertising revenues from our existing and acquired automotive enthusiast, travel and home-related websites. Licensing revenue increased $5.6 million, reflecting primarily the successful development of new client accounts, the sale of additional services to existing clients, a $679,000 benefit from foreign currency translation related to our Canadian operations and the inclusion of $1.2 million in revenue of our newly acquired vBulletin licensing business. We expect that the businesses we acquired during the fourth quarter of 2006 and the first nine months of 2007 will continue to favorably impact revenues in future quarters because the revenues generated by the acquired businesses will be accretive to our current revenues.

  Cost of Revenues

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
Cost of revenues	$16,200	$18,706	$2,506	15.5%
Percentage of revenues	24.8%	28.8%

        Our total cost of revenues increased $2.5 million, or 15.5%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase was primarily due to an increase in development costs related to our licensing segment of $2.4 million in the first nine months of 2007, $725,000 of which resulted from foreign currency translation costs related to our Canadian operations. Costs associated with website management, hosting and maintenance of our websites increased by $413,000 and were partially offset by a decrease of $384,000 in fulfillment costs associated with specific advertiser orders, reflecting a downturn in demand.

  Sales and Marketing Expenses

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
Sales and marketing	$15,560	16,055	$495	3.2%
Percentage of revenues	23.9%	24.7%

        Sales and marketing expenses increased $495,000, or 3.2%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006, primarily due to an increase of $1.3 million in compensation expenses to support our acquired websites, $517,000 of which was derived from stock-based compensation expense. This increase was partially offset by an $839,000 reduction in marketing costs due to lower online marketing expenditures resulting from the achievement of marketing cost efficiencies and lower automotive customer demand.

  Technology and Product Development Expenses

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
Technology and product development	$4,214	$4,438	$224	5.3%
Percentage of revenues	6.5%	6.8%

        Technology and product development expenses increased $224,000, or 5.3%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006 as a result of higher stock-based compensation expense.

  General and Administrative Expenses

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
General and administrative	$16,649	$22,425	$5,776	34.7%
Percentage of revenues	25.5%	34.5%

        General and administrative expenses increased $5.8 million, or 34.7%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006, due to an increase of $5.4 million in compensation expense, $5.0 million of which was derived from stock-based compensation expense. General office infrastructure expenses, such as telecommunications, office equipment and travel to support our acquired websites, increased by $403,000.

  Amortization Expenses

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentages)
Amortization	$812	$3,263	$2,451	>100%
Percentage of revenues	1.2%	5.0%

        Amortization expenses increased $2.5 million, or greater than 100%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006, reflecting the increasing value of long-lived intangible assets acquired over the course of the year.

  Investment and Other Income

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentage)
Investment and other income	$4,859	$5,751	$892	18.4%

        Investment and other income increased $892,000, or 18.4%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006, primarily due to a $1.3 million increase from foreign currency translation. A $418,000 decrease in investment income due to lower cash balances in 2007 compared to the prior period partially offset the increased benefit from foreign currency translation.

  Provision for Income Taxes

	Nine Months Ended September 30,
				Percent Change
	2006	2007	Change
	(In thousands, except percentage)
Provision for income taxes	$1,367	$8,319	$6,952	>100%

        The provision for income taxes increased by $7.0 million, or greater than 100%, for the nine-month period ended September 30, 2007 compared to the nine months ended September 30, 2006. The provision for income taxes for the nine-month period ended September 30, 2006 reflects alternative minimum taxes. Following the reversal as of December 31, 2006 of the net deferred tax asset valuation allowance, the income tax provision reflects the application of our standard federal and state income tax rates for the nine months ended September 30, 2007.

Years Ended December 31, 2005 and 2006

  Total Revenues

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
Revenues:
Consumer Internet	$63,028	$67,752	$4,724	7.5%
Licensing	15,045	17,052	2,007	13.3%

Total revenues	$78,073	$84,804	$6,731	8.6%

        Total revenues increased $6.7 million, or 8.6%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. Consumer Internet revenue grew by $4.7 million, driven in part by a $2.5 million increase in advertising revenues from automotive manufacturers and dealers primarily as a result of the full year effect of revenue from acquisitions made in 2005. However, advertising revenues from automotive dealers declined in the second half of 2006. Our consumer Internet revenues also increased by $2.2 million in travel-related advertising, resulting from the addition of newly acquired websites and advertiser growth on our existing travel-related websites. Our licensing revenue grew $2.0 million as a result of new licensed software sales and marketing content contracts for new customers, as well as an increase in sales to existing customers.

  Cost of Revenues

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
Cost of revenues	$16,267	$21,014	$4,747	29.2%
Percentage of revenues	20.8%	24.8%

        Cost of revenues increased $4.7 million, or 29.2%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. Fulfillment costs associated with specific advertiser orders increased $3.1 million reflecting increased advertiser demand and substantial price increases from fulfillment partners. We also experienced a $1.2 million increase in development cost related to the licensing business. Website hosting costs increased $360,000 to support substantially increased website traffic which resulted from our acquisitions.

  Sales and Marketing Expenses

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
Sales and marketing	$22,121	$20,628	$(1,493)	(6.7)%
Percentage of revenues	28.3%	24.3%

        Sales and marketing expenses decreased $1.5 million, or 6.7%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. Marketing expenses decreased by $2.2 million, primarily due to the achievement of marketing cost efficiencies and an increase in the percentage of our website visitors from non-paid sources. These decreases also reflected a $94,000 reduction in office and travel expenses, and were partially offset by a $170,000 increase in costs related to facility expenses as we expanded our headquarters facility to accommodate future growth in sales and marketing personnel. Salary expense, which increased $1.1 million as a result of increased sales staff, was offset by a $622,000 reduction in commission expense reflecting lower sales.

  Technology and Product Development Expenses

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
Technology and product development	$5,041	$5,636	$595	11.8%
Percentage of revenues	6.5%	6.6%

        Technology and product development expenses increased $595,000, or 11.8%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase was primarily due to increased compensation expense associated with new personnel added to operate and maintain acquired websites and to design and build new websites.

  General and Administrative Expenses

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
General and administrative	$23,055	$19,563	$(3,492)	(15.1)%
Percentage of revenues	29.5%	23.1%

        General and administrative expenses decreased $3.5 million, or 15.1%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, as the result of a decrease in stock-related compensation expenses.

  Amortization Expenses

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentages)
Amortization	$254	$1,265	$1,011	>100%
Percentage of revenues	0.3%	1.5%

        Amortization expenses increased $1.0 million, or >100%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, as the result of amortization of long-lived intangible assets related to businesses acquired during 2006.

  Investment and Other Income

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentage)
Investment and other income	$3,648	$6,287	$2,639	72.3%

        Investment and other income increased $2.6 million, or 72.3%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, due to higher average yields on invested funds.

  Provision (Benefit) for Income Taxes

	Year Ended December 31,
				Percent Change
	2005	2006	Change
	(In thousands, except percentage)
Provision (benefit) for income taxes	$1,569	$(70,082)	$(71,651)	>100%

        The provision for income tax expenses for the year ended December 31, 2006 decreased $71.7 million compared to year ended December 31, 2005. As of December 31, 2006, we concluded it was more likely than not that we would be able to realize our deferred tax assets through expected future taxable profits and released a valuation allowance of approximately $82.7 million, $71.0 million of which was recognized as an income tax benefit and the balance of which reduced the existing value of goodwill. Our conclusion was based on the available positive and negative evidence, primarily our three-year history of earnings and projected earnings. At December 31, 2006, we had federal and state net operating loss (NOL) carryforwards of $208.2 million and $117.4 million, respectively. Prior to 2006, the provision for income taxes consisted of taxes due to various foreign and state jurisdictions, as well as a release of the valuation allowance that reduced the existing goodwill. Also, prior to 2006, there was not sufficient positive evidence to be able to conclude that it was more likely than not that our deferred tax assets would be realizable.

        The federal NOLs, unless utilized, expire during the years ended December 31, 2019 through 2024. Our state NOLs expire during the years ended December 31, 2007 through 2012, unless previously utilized. At December 31, 2006, we established a valuation allowance of $9.7 million to offset certain deferred tax assets as we did not believe that the realization of these assets met the "more likely than not" threshold, primarily due to the limitations imposed by Section 382 of the Internal Revenue Code.

Years Ended December 31, 2004 and 2005

  Total Revenues

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
Revenues:
Consumer Internet	$47,375	$63,028	$15,653	33.0%
Licensing	13,762	15,045	1,283	9.3%

Total revenues	$61,137	$78,073	$16,936	27.7%

        Total revenues increased $16.9 million, or 27.7%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. In our consumer Internet segment, advertising revenues from auto manufacturers and dealers increased $9.5 million. This growth was driven by our acquisition of 1-800 Communications, Inc. in June 2005 and increases in used-car dealer advertising fees. Sales of display advertising increased $5.4 million, primarily due to increased spending by automotive manufacturers. Our growth in the automotive category was offset by a $1.5 million decline in auto brokerage fee revenue, reflecting a strategic shift to improve the monetization of advertising revenues. Mortgage CPL product sales increased $2.1 million, primarily due to our acquisition of the LoanApp.com and Bestrate.com websites in December 2004. Our licensing revenue grew by $1.3 million as a result of new licensed software sales and marketing content contracts with new customers.

  Cost of Revenues

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
Cost of revenues	$12,419	$16,267	$3,848	31.0%
Percentage of revenues	20.3%	20.8%

        Cost of revenues increased $3.8 million, or 31.0%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The costs related to the fulfillment of specific advertiser orders increased $3.6 million reflecting increased advertiser demand and substantial price increases and an increase of $320,000 in personnel costs related to licensing services.

  Sales and Marketing Expenses

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
Sales and marketing	$17,227	$22,121	$4,894	28.4%
Percentage of revenues	28.2%	28.3%

        Sales and marketing expenses increased $4.9 million, or 28.4%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase is primarily due to a $3.8 million increase in online marketing and advertising expenses associated with the growth of our automotive and mortgage product sales. Compensation expense for sales personnel, reflecting higher average headcount, increased $1.5 million, of which $626,000 was stock-based compensation expenses. These increases were offset by approximately $500,000 in reductions in other operating expenses related to facilities and depreciation.

  Technology and Product Development Expenses

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
Technology and product development	$5,274	$5,041	$(233)	(4.4)%
Percentage of revenues	8.6%	6.5%

        Our technology and product development expenses decreased $233,000, or 4.4%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease resulted from lower compensation costs due to a lower average headcount of personnel who manage, support, monitor and operate our websites and related technologies.

  General and Administrative Expenses

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
General and administrative	$19,019	$23,055	$4,036	21.2%
Percentage of revenues	31.1%	29.5%

        General and administrative expenses increased $4.0 million, or 21.2%, for the year ended December 31, 2005 compared to the year ended December 31, 2004, of which $1.9 million was from increased equity-based compensation expenses. Professional service fees increased $1.3 million, primarily due to increased audit services when we changed auditors, as well as legal fees related to pursuing a collection dispute and consulting fees. Bad debt expense increased $475,000 as a result of increased sales and higher receivables collection problems. Insurance and banking fees increased $204,000 as a result of higher rates.

  Amortization Expenses

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentages)
Amortization	$—	$254	$254	N/A	%
Percentage of revenues	0.0%	0.3%

        Amortization expenses were $254,000 in 2005, reflecting purchases of certain intangible assets in connection with acquisitions.

  Investment and Other Income

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentage)
Investment and other income	$2,350	$3,648	$1,298	55.2%

        Investment and other income was $3.6 million in 2005 compared to $2.4 million in 2004. The increase of $1.3 million, or 55.2%, was primarily attributable to higher average yields in invested funds and higher average invested balances.

  Provision for Income Taxes

	Year Ended December 31,
				Percent Change
	2004	2005	Change
	(In thousands, except percentage)
Provision for income taxes	$215	$1,569	$1,354	>100%

        The provision for income taxes increased by $1.4 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 as a result of additional alternative minimum tax and state income tax due on higher taxable income.

Quarterly Results of Operations

        The following tables set forth selected unaudited quarterly consolidated statements of operations data. The unaudited condensed consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(Unaudited) (In thousands)
Revenues:
Consumer Internet	$17,668	$17,514	$17,319	$15,251	$14,326	$15,507	$16,845
Licensing	4,263	4,086	4,363	4,340	4,811	5,892	7,617

Total Revenues	21,931	21,600	21,682	19,591	19,137	21,399	24,462

Costs and operating expenses:
Cost of revenues	5,449	5,086	5,665	4,814	5,639	6,191	6,876
Sales and marketing	5,574	4,883	5,103	5,068	4,430	5,910	5,715
Technology and product development	1,407	1,368	1,439	1,422	1,258	1,645	1,535
General and administrative	8,199	2,800	5,650	2,914	2,888	15,772	3,765
Amortization	318	150	344	453	532	1,161	1,570

Total operating expenses	20,947	14,287	18,201	14,671	14,747	30,679	19,461

Income (loss) from operations	984	7,313	3,481	4,920	4,390	(9,280)	5,001
Investment and other income	1,243	1,866	1,750	1,428	1,543	2,019	2,189

Income (loss) before income taxes	2,227	9,179	5,231	6,348	5,933	(7,261)	7,190
Provision (benefit) for income taxes	484	380	503	(71,449)	2,666	2,700	2,953

Net income (loss)	$1,743	$8,799	$4,728	$77,797	$3,267	$(9,961)	$4,237

        Stock-based compensation expense is included in the line items above as follows:

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(Unaudited) (In thousands)
Sales and marketing	$447	$3	$211	$6	$12	$1,154	$12
Technology and product development	63	—	34	0	3	289	3
General and administrative	5,469	36	2,795	63	232	12,987	130

Total expenses from operations	$5,979	$39	$3,040	$69	$247	$14,430	$145

	As a Percentage of Total Revenues
	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(Unaudited)
Revenues:
Consumer Internet	80.6%	81.1%	79.9%	77.8%	74.9%	72.5%	68.9%
Licensing	19.4	18.9	20.1	22.2	25.1	27.5	31.1

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Costs and operating expenses:
Cost of revenues	24.8	23.5	26.1	24.6	29.5	28.9	28.1
Sales and marketing	25.4	22.6	23.5	25.9	23.1	27.6	23.4
Technology and product development	6.4	6.3	6.6	7.3	6.6	7.7	6.3
General and administrative	37.4	13.0	26.1	14.8	15.1	73.7	15.4
Amortization of intangibles	1.5	0.7	1.6	2.3	2.8	5.5	6.4

Total operating expenses	95.5	66.1	83.9	74.9	77.1	143.4	79.6

Income from operations	4.5	33.9	16.0	25.1	22.9	(43.4)	20.4
Investment and other income	5.7	8.6	8.1	7.3	8.1	9.5	9.0

Income before income taxes	10.2	42.5	24.1	32.4	31.0	(33.9)	29.4
Provision (benefit) for income taxes	2.2	1.8	2.3	(364.7)	13.9	12.6	12.1

Net income	8.0%	40.7%	21.8%	397.1%	17.1%	(46.5)%	17.3%

        As reflected in the preceding tables, consumer Internet revenues declined sequentially until the second quarter of 2007, and total revenues decreased over three of the last six quarters. Such declines were due to reduced spending by our automotive clients, consistent with the industry-wide downturn in this sector. Although we continued to experience reduction in revenues from auto dealers and our new car brokerage, our total revenues increased in the second and third quarters of this year as the result of sequential growth in website advertising revenues, automotive manufacturer advertising revenues, licensing revenues and new revenues derived from acquired businesses. Costs of revenues are variable, principally related to price increases in negotiated agreements with marketing partners and increased volume as a percentage of revenues. Increases in development costs related to the licensing segment reflect both increased volume and the effect of foreign currency translation losses. Operating expenses, excluding the effect of charges related to stock-based compensation, have remained relatively constant. Sales and marketing expenses, excluding the effects of changes related to stock-based compensation, have declined as a result of lower online marketing expenditures. The amortization of intangibles continues to increase due to the purchase of certain intangible assets in conjunction with our acquisitions. Interest income improved each quarter through March 31, 2007 as a result of a larger average cash and investment balances and increasing interest rates. Subsequently, interest income declined as a result of the declining average cash balance as additional acquisitions were completed, partially offset by a benefit from foreign currency translations.

        Stock-based compensation expense is created both by the cost of new stock options grants and by the cost of certain options which are subject to variable accounting. Under APB 25 and FIN 44 variable accounting rules, even though options subject to variable accounting are fully vested, the cost of such options continues to increase as the fair value of our common stock increases until the options are settled or modified. Our Board determines the fair value of our common stock for purposes of option grants and variable accounting on a periodic basis with the assistance of FSCG. As shown in the tables above, stock-based compensation expense has fluctuated significantly from quarter to quarter; these fluctuations reflect primarily the impact of variable accounting charges as the fair value of our common stock increased. During the nine months ended September 30, 2007, we incurred $14.8 million in stock-based compensation expense, of which $13.7 million relates to options formerly subject to variable accounting.

        Most of the options subject to variable accounting were early exercised by certain directors and members of management using notes payable to us. In May 2007, the Board authorized an incentive program which included material changes to the terms of these notes. Due to these modifications, the options which were exercised with the notes are no longer subject to variable accounting, and no additional stock-based compensation expense relating to these options will occur after May 2007. However, new equity grants and the small number of outstanding options still subject to variable accounting will create stock-based compensation expense in future periods. In July 2007, those directors and members of management who had outstanding notes due paid them in full, including accrued interest. In accordance with SFAS 123(R), the repayment of those notes used to exercise these options had no material impact on our financial statements.

Segment Reporting

        The following tables present summarized information by segment:

	Year Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
	(audited)			(unaudited)
	(In thousands)
Consumer Internet
Revenues	$47,375	$63,028	$67,752	$46,678
Investment and other income	2,350	3,648	6,287	5,093
Depreciation and amortization	2,046	1,908	3,463	5,183
Segment pre-tax income	7,137	11,468	19,174	439
Provision for income tax	(103)	1,216	(70,335)	7,826
Stock-based compensation	9,902	12,570	9,127	14,822
Segment assets	192,879	220,198	323,080	312,003
Licensing
Revenues	13,762	15,045	17,052	18,320
Investment and other income	—	—	—	658
Depreciation and amortization	570	509	489	348
Segment pre-tax income	2,411	3,515	3,811	5,423
Provision for income tax	318	353	253	493
Stock-based compensation	—	—	—	—
Segment assets	8,304	8,588	8,304	34,055

Liquidity and Capital Resources

        We have financed our operations primarily through cash provided by our operating activities, and private sales of our Series A, B, C, and D convertible preferred stock and our Class A and Class B common stock. At September 30, 2007, we had $90.5 million in cash, cash equivalents and investments. Available-for-sale investments are comprised of government and high-quality corporate debt securities.

        Our principal sources of liquidity are cash, cash equivalents and available-for-sale investments, as well as the cash flow that we generate from our operations. We believe that our existing cash, cash equivalents, available-for-sale investments, cash generated from operations, and the net proceeds from this offering will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months. Our liquidity could be negatively affected by a decrease in demand for our products and services. In addition, we intend to make acquisitions, which may require us to raise additional capital through future debt financings or equity offerings to the extent necessary to fund such acquisitions.

        We have no bank loans or lines of credit.

Operating Activities

        We generated $24.7 million of net cash from operating activities for the nine-month period ended September 30, 2007. The significant components of cash flows from operating activities were a net loss of $2.5 million primarily resulting from $14.8 million of non-cash stock-based compensation expense, $5.5 million in non-cash depreciation and amortization expense, a reduction of $7.6 million in our deferred income tax assets reflecting tax on our pre-tax income, a decrease of $1.7 million in accounts receivable, and a $1.0 million increase in amounts collected from customers in advance of when we recognize revenues offset by a decrease of $2.5 million in accounts payable.

Investing Activities

        Cash used in investing activities during the nine months ended September 30, 2007 totaled $38.9 million and was primarily attributable to acquisitions, net of cash acquired, of $85.8 million, offset by net proceeds of available-for-sale investments of $49.9 million.

        Investments available for sale include government and high quality corporate debt securities.

Financing Activities

        Cash provided by financing activities during the nine months ended September 30, 2007 totaled $733,000 and was primarily due to the net proceeds of stock options exercised and cash received from the repayment of stockholder notes.

Acquisition Activities

        We have made a number of acquisitions since inception. For the nine-month period ended September 30, 2007, we made the following acquisitions:

Nine Months Ended September 30, 2007
(In thousands, except number of acquisitions)
Number of acquisitions	36
Purchase price(1)	$86,008

(1)
Includes subsequent purchase price allocation adjustments, earnout payments, cash acquired and net liabilities assumed.

Commitments and Contingencies

Leases

        We lease our United States and Canadian facilities under operating leases, with periodic rate increases, which expire through 2010, if not renewed. Future minimum lease payments, net of foreign exchange where applicable, under non-cancelable operating leases are as follows:

Year Ending December 31:	Operating (In thousands)
2007	$1,377
2008	1,384
2009	1,361
2010	693

Total	$4,815

        We record rental expense on a straight-line basis over the term of the lease. Rental expense for the years ended December 31, 2004, 2005 and 2006 was $1.1 million, $777,000 and $950,000, respectively.

        The landlord/tenant improvement allowances of $2.2 million associated with the build out of our corporate headquarters are capitalized as leasehold improvements and amortized over the shorter of their estimated useful lives or the remaining lease term, while the tenant improvement allowance is recorded as deferred rent and will be recovered ratably over the remaining term of the lease.

        We have a fully collateralized $1.6 million letter of credit in favor of the landlord of our headquarters facility.

Earnout Agreements

        We have entered into earnout agreements as part of the consideration for certain acquisitions. Earnouts are contingent on achievement of agreed upon performance milestones. We have contingent earnout payments of $13.6 million due in 2007. These contingent payments were determined based on the maximum potential earnout payments in the acquisition agreements.

        We have no other material contractual obligations which are required to be disclosed.

Contingencies

        From time to time, we have been party to various litigation and administrative proceedings relating to claims arising from operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on our business, consolidated results of operations, financial condition, or cash flows.

        In our normal course of business, we have agreed to certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to our customers in connection with the sale of products and the licensing of technology, indemnities for liabilities associated with the infringement of third parties' technology by our products and technology, and indemnities to our directors and officers to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that we could be obligated to make. As a result, we have not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Off-Balance Sheet Arrangements

        As of September 30, 2007, we did not have off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        We provide our licensing products and services to customers in the United States, Canada and the United Kingdom. Sales are denominated in the respective local currency, primarily in U.S. dollars, and to a lesser but increasing extent, British pound sterling and Canadian dollars. With regard to our foreign currency transactions, we do not use derivative instruments to minimize risks associated with fluctuations in foreign currency exchange rates.

        Our exposure to fluctuations in foreign currency exchange rates also arises from the net working capital denominated in the functional currency of our foreign subsidiaries. When re-measured and translated into U.S. dollars, these net assets may have an impact on our operating results depending upon fluctuations in foreign currency exchange rates. For the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2007, the net working capital denominated in the functional currency of our foreign subsidiaries was less than 3% of our consolidated net working capital. For the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2007, our total realized and unrealized gains due to fluctuations in foreign currencies, primarily Canadian dollars and British pound sterling, was less than 3% of our revenue in each respective period. As exchange rates fluctuate, these foreign exchange results may vary and adversely or favorably impact our operating results. In light of the above, we believe that an unfavorable fluctuation of 10% in foreign currency rates would not have a material impact on our financial statements.

Interest Rate Risk

        Our investment portfolios consist of government and high-quality corporate debt securities, which carry a degree of interest rate risk. Fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected when interest rates fall.

Recent Accounting Pronouncements

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," or FIN 48, which clarifies the accounting for uncertainty in income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that tax position is more likely than not to be sustained on audit based on the technical merits of the position. The provisions of FIN 48 became effective for us on January 1, 2007, with the cumulative adjustment to opening retained earnings. We adopted FIN 48 on January 1, 2007 and recognized a $478,000 increase to the liability for uncertain tax positions, of which $127,000 was recorded as an adjustment to retained earnings.

        In September 2006, the SEC released SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108, which provides interpretive guidance in the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted SAB 108 during the fourth quarter of 2006. We had no SAB 108 adjustments.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not believe that its adoption will have a material impact on our financial position, cash flows, and results of operations.

        In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements," or FSP EITF 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. We have evaluated the potential impact of FSP EITF 00-19-2 and have concluded that it will not have a material impact on our financial position, cash flows and results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 159 on our financial position, cash flows and results of operations but do not believe that its adoption will have a material impact on our financial position, cash flows or results of operations.

BUSINESS

Overview

        We are an Internet media company that builds, acquires, and enhances branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. We operate a rapidly growing network of websites, currently grouped into three vertical categories: automotive, travel and leisure, and home and home improvement. We currently operate 45 principal websites. Our websites are focused on facilitating the research of high-value or specialty products, enabling us to sell targeted advertising.

        We believe that as individuals increasingly use the Internet to pursue areas of passion, research purchases and conduct commerce, both individuals and the advertisers who seek to market to them will demand access to online media in the form of vertical websites like ours. In September 2007, our websites attracted 26.7 million unique visitors (measured by adding the number of unique visitors to each of our websites in that month), an increase of approximately 193% from an estimated 9.1 million unique visitors in September 2006. Our network includes a major automotive e-commerce website (CarsDirect.com), a growing network of online automotive enthusiast communities, significant websites in the travel and leisure category (such as Wikitravel.org and FlyerTalk.com), and popular home and home improvement websites (including ApartmentRatings.com and DoItYourself.com). Our international audiences are rapidly expanding and accounted for approximately 22% of the monthly visitors to our websites in September 2007.

        We monetize visits to our websites through various advertising revenue formats, such as cost per lead (CPL), cost per impression (CPM), cost per click (CPC), cost per action (CPA), and flat fees. We also offer certain services directly to consumers, such as new car brokering. We maximize revenue yields by deploying technology and business intelligence tools to identify and serve the advertisement projected to result, at a particular point in time, in the highest revenue to us. We achieve attractive margins by utilizing the Internet Brands operating platform, an integrated set of processes, personnel, and proprietary technologies that we leverage across our network of websites to achieve strong cost efficiencies when creating, enhancing and monetizing our websites. Our platform is scalable, designed to support many additional websites within and across our categories with minimal incremental costs. The high proportion of our traffic that flows from non-paid sources, representing more than 95% of our traffic during the twelve months ended September 30, 2007, also supports the strong margin characteristics of our business.

        We also license our content and Internet technology products and services to major companies and individual website owners around the world. Our Autodata Solutions division is a supplier of licensed content and technology services to the automotive industry, serving most of the major U.S., Japanese and European automotive manufacturers. In June 2007, we purchased Jelsoft Enterprises Limited, the developer of vBulletin, making us the largest licensor of proprietary community bulletin board software.

Industry Background

Consumer Internet

        The emergence of the Internet as a publishing medium is changing the way consumers seek information and engage in commerce. Vertical websites provide highly targeted content focused on specific categories of products and services, reducing the need for consumers to engage in the time-consuming process of collecting information from books, offline periodicals and untargeted horizontal portals and search websites. Horizontal portals, such as Google, Yahoo!, and AOL, are websites that provide a broad range of undifferentiated content and services. We expect that both user and advertiser demand for targeted websites will continue to grow due to the following factors:

        Ongoing Shift from Traditional to Internet Media.    This shift is being driven by the following trends:

  •
  Consumer shift from offline to online media usage. According to IDC, a provider of information technology data, the number of global Internet users is projected to increase from approximately 968 million in 2005 to over 1.5 billion in 2009. We expect consumer use of the Internet to continue to grow accordingly, as evidenced by Forrester Research, a technology and market research company, who found that consumers spent 7.4 hours per week on the Internet in 2006, compared to only 5.5 hours per week in 2004.

  •
  Advertiser shift in spending from offline to online media. A media consumption report prepared by JupiterResearch, a technology and market research company, found that U.S. consumers spent the same amount of time going online as they did watching television in 2006, but the report also found that advertising expenditures for television were approximately four times greater than online advertising expenditures in 2006. We believe that over time advertisers will heighten their focus on online media because they are increasingly demanding a measurable return on their investments across all forms of media, and the Internet enables them to track individual user responses to their advertising programs. JupiterResearch projects that overall U.S. online advertising will reach approximately $35 billion in 2012, representing a compound annual growth rate of approximately 12% from 2007.

        Shift Within Internet Usage to Vertical and Community-Oriented Websites.    The Internet has made available a tremendous volume of data to consumers seeking information to assist in purchasing decisions. Vertical websites provide these consumers with the tools necessary to access the targeted information they seek quickly, comprehensively and efficiently. Advertisers are similarly honing the precision of their targeting. This shift is being driven by the following trends:

  •
  Growing user demand for niche content. We believe that user demand for niche content is increasing, based on our observations of the evolving usage of search engines and the growing complexity of search queries. For example, we believe that whereas in previous years a user researching a used Toyota may have entered the keywords "used Toyota" into a search engine, a user today is more likely to specify a model and geography in his or her search (such as "used Toyota Camry Los Angeles"). As a result of this increasing sophistication in search usage, users are able to bypass generalized, horizontal websites and go directly to the specific in-depth information that they desire on a niche content website.

  •
  Increasing advertiser demand for highly targeted audiences. Advertisers are seeking to capitalize on the consumer trend toward niche content and targeted searches. Vertical categories increase advertising efficiency by enabling advertisers to market specifically to the targeted audiences they are trying to reach. We believe this results in a better use of advertising dollars. According to JupiterResearch, approximately 41% of advertisers and 57% of agencies surveyed in February 2007 plan to use contextual advertising as a search marketing tactic indicating a strong and increasing demand for targeted advertising opportunities.

  •
  Increasing impact of Internet research on considered purchases. Niche content websites provide consumers shopping for high-value or specialty products with a more comprehensive view of product information and pricing. As a result, people are increasingly relying on the Internet for commercial activity. For instance, J.D. Power and Associates, a marketing information company, reports that in 2006 approximately 68% of new cars buyers consulted the Internet as part of their new car buying process, and that approximately 54% of new car buyers indicated that information they sourced on the Internet impacted their make/model purchase decision.

    Similarly, according to JupiterResearch, in 2006 approximately 30% of users researched travel online. Also, according to eMarketer, a market research company, 43% of visitors to a travel website visited another travel website immediately afterwards. We believe similar trends are emerging in home and other categories.

  •
  Increasing use of social communities and user-generated content. Internet users are increasingly consulting other users for shopping information and advice, and sharing experiences and opinions as a "community." According to a study by comScore, the worldwide growth in unique visitors to community-oriented websites increased in 2006 by approximately 33% from the prior year. The information generated by these online communities is continually being updated, offering fresher and more targeted content than traditional publishers without the associated costs of producing, editing and updating such content.

Licensing

        Growth in the use of the Internet as a principal medium for consumer research and connecting users with shared interests has created a demand for website content and community tools from businesses in highly competitive markets and those seeking to develop new Internet website communities. For example, automotive manufacturers license content and user tools in order to improve functionality and attract increased traffic to their consumer-facing websites. In addition, those seeking to initiate or grow an Internet community built around a niche website desire to license software and services that enable them to establish and develop their website community with functionality and limited internal technical resources.

Our Value Proposition

        We have become a major provider of Internet media by building and acquiring vertical websites that provide users with differentiated content, innovative functionality, and opportunities for strong community participation. In doing so, we have created a media platform capable of enabling advertisers to selectively target customers within our websites, for example, based on geography or topics of interest. In September 2007, we had 26.7 million unique visitors across our websites (measured by adding the number of unique visitors to each of our websites in that month). In addition, we repackage our automotive content and technology to provide our licensee customers differentiated and reliable Internet solutions. These solutions are also scalable, permitting our customers to accommodate growing or changing workloads.

User Benefits

        We believe that our websites provide rich content, commerce and transaction functionality, and strong communities. We believe our websites offer consumers:

        Compelling User Experiences Addressing Specific Needs.    On our websites, our users can research and purchase a wide variety of products and services. We believe that we enhance our users' research and shopping experiences by providing unique content, live customer service support, comprehensive databases, powerful vertical search tools, and user-friendly functionality, which enable us to attract loyal and engaged audiences. Our success in providing compelling user experiences is evidenced by the fact that our websites have won various "best in class" awards.

        Strong Community Participation.    Many of our websites have attracted large, loyal user communities. For example, our Flyertalk.com user community averaged over 5,200 postings a day during September 2007. We facilitate these communities by generating innovative user tools, providing highly functional, safe, secure, and moderated websites, and developing community governance "best practices" to ensure sustained user growth and participation.

Advertiser Benefits

        We provide highly targeted and valuable audiences that are sought by advertisers. Specifically, we offer the following:

        High-Quality, Focused Audiences.    Our websites attract users who are serious, "in-market" consumers, often conducting research on immediate or upcoming purchases.

        Precise Targeting of Advertising.    We allow advertisers to deliver advertisements to highly specific segments of our audiences along dimensions such as geography (in some cases down to zip code clusters), brand preference and product type (down to the stock keeping unit), and areas of interest (down to specific keywords).

        Strong Quality Assurance Programs.    We offer a high level of advertiser support and continually invest in quality assurance programs to improve our advertisers' return on their advertising spend. Our quality assurance programs involve both automated systems and a staff of over 30 personnel who verify automotive and mortgage leads and enhance the quality and depth of the consumer information sought by advertisers.

Licensee Benefits

        Licensees benefit from our differentiated, reliable, and scalable Internet solutions. These benefits include:

        Tailored Solutions.    Our Autodata Solutions division provides customized products and services that help automotive manufacturers through all stages of the selling chain, including market analytics, product planning, vehicle configuration, management and order placement, in-dealership retail systems, dealership personnel training and consumer-facing websites. One of our software products, vBulletin, is tailored to the developing market of specialized online communities. vBulletin provides individual website owners with the scalability and flexibility to offer community features such as a bulletin board on a website at low cost. The success of vBulletin is demonstrated by the fact that it is one of the most popular bulletin board management platforms on the Internet, with more than 73,000 licenses sold as of September 30, 2007.

        Exceptional Customer Service.    Our Autodata Solutions division has retained more than 90% of its customer base since its acquisition by us in 1999 by offering exceptional delivery and maintenance of its technology products. Similarly, Jelsoft maintains a dedicated customer service team.

Our Operating Platform

        To manage our consumer websites, we have developed a set of operating processes and proprietary technologies that form our consumer Internet operating platform. We utilize this platform to grow our current websites and to rapidly integrate and improve acquired websites. Applying common processes and technologies across our websites allows us to maximize revenues and reduce personnel, technology licensing, and other costs. As we add more websites to our operating platform, we expect to benefit further from cost efficiencies and to leverage new capabilities across our network of websites.

Key Attributes

        Key attributes of our platform include:

        Shared Technologies and Capabilities.    The core of our consumer Internet operating platform is a set of technologies and capabilities that coordinate many aspects of our websites, revenue streams, marketing activities and customer relations. We deploy common technologies wherever feasible, especially among websites in the same category. Common technologies include content management systems, lead generation and distribution systems, database management systems, website-user features, financial systems, customer service systems, marketing intelligence systems, network operations, and website hosting. Our technologies are modular in design, meaning that they are comprised of components and functions that are generally interchangeable among our websites. This modularity enables us to combine selected functions to bring new websites to market rapidly and selectively apply functionalities developed for one of our websites to our network of websites.

        Shared Personnel.    We leverage personnel with highly specialized technical expertise across our websites. These areas of expertise include website design, search engine optimization, online community governance, online marketing, database development, website acquisition and integration, and website tool development.

        Sophisticated Yield Management.    We have deep expertise in website audience yield management and have developed sophisticated, algorithmically driven technology systems that optimize revenue generation on our websites in real-time.

        Scalable Technologies.    Our platform is highly scalable, allowing us to incorporate acquired websites with minimal investment of time and capital and to accommodate the rapid growth of our overall traffic. We expect that our purchase of the vBulletin community website technology, which offers easy-to-implement solutions to users who wish to scale their electronic bulletin boards, will further enhance our ability to integrate and scale our user-community websites.

Benefits

        Benefits we receive from our platform include:

        Stimulates Audience Growth.    Our platform facilitates rapid audience growth by delivering user-friendly interfaces, fast website operating speeds, appealing tools, and advanced online marketing capabilities. These functionalities facilitate the generation of rich, targeted content, improving our relevancy for consumers and resulting in strong traffic from non-paid sources such as search, classifieds and community websites.

        Optimizes Advertising Revenues.    Our diversified offerings enable us to receive revenue from a broad set of advertisers based upon a variety of advertising models, including CPM, CPC, CPL, CPA and flat fees. With this wide variety of models and advertisers, we have multiple methods by which we can generate revenue through individual websites and visitor traffic. We attempt to maximize revenue yields by deploying technology and business intelligence tools that identify and serve the advertisement projected to result in the highest revenue to us. For example, on CarsDirect.com, a comprehensive automotive website that allows consumers to research, price, configure, order, purchase and finance a vehicle online, we show users a mix of display advertisements and dealer introduction opportunities designed both to address specific consumer objectives in a specific geography and provide us with the strongest possible revenue yield.

        Supports Overall Growth in a Cost-Efficient Manner.    We are able to add new websites rapidly and accommodate much higher levels of traffic in a cost-effective manner by sharing technology infrastructure and support personnel. New features developed for websites can often be leveraged across our network of websites, enhancing our product offerings with minimal incremental costs. Additionally, when we acquire existing websites, we generally migrate the acquired website to run on our core platform, resulting in cost savings.

Our Strategy

        Our goal is to grow the number, size and profitability of our consumer Internet and licensing businesses. Key elements of our strategy to achieve this goal include:

Improve Existing Website Businesses

        We utilize our operating platform to continue to improve our existing websites. Specifically, we intend to:

        Grow Audiences.    We focus on growing both the number of users we serve and the ways in which we serve them. We continually invest in new content, features and user tools on our websites. We rely on a broad range of marketing practices to bring new users to our websites, focusing most heavily on non-paid marketing sources, such as word-of-mouth, content and search engine optimization, branded content syndication, and public relations. For example, since our purchase of DoItYourself.com, an independent home improvement and home repair website, we have grown monthly unique visitors from 1.2 million in December 2006 to 2.0 million in September 2007, principally through improved search engine targeting and the addition of relevant content.

        Grow Advertiser Base and Share of Spend.    We attract and recruit new advertisers through direct marketing. We also have approximately 113 personnel who are primarily involved with direct client sales across all of our lines of business. We believe there are significant opportunities to sell our services to new advertisers who want access to a large network of highly targeted audiences, and expand the range of advertising products we offer, such as brand-specific community forum sponsorships for our automotive dealer network.

        Increase Traffic Monetization.    We expect to continue to invest in technologies that maximize the revenue yield of our advertising inventory. We believe that there are significant opportunities to increase revenues from our existing websites, especially websites which are new to our network. We believe that our entry into new vertical and niche categories will result in the refinement of our existing ad-serving algorithms and the development of new tools, further improving our ability to monetize traffic across our websites.

Build or Acquire New Websites

        We have internally built and launched a number of websites for our platform, such as Autos.com, Wikicars.com, and Loan.com. In addition, since January 1, 2006, we have completed 46 website-related acquisitions for a total aggregate purchase price of approximately $118.6 million. We believe that websites acquired in these transactions are or will be enhanced by our common operating platform. We have developed a core competency for integrating these websites onto our platform quickly, capturing both revenue and cost synergies, and we believe that such acquisitions are an important contributor to our growth. We expect to continue to build and acquire websites that either are complementary to our current categories or extend our coverage of these categories. For example, we have developed broad coverage of the travel and leisure category through the acquisition of three general travel websites, as well as four accommodations-focused websites and five enthusiast and leisure websites. We also will consider expanding into additional categories that meet specific criteria, such as high user involvement and significant advertiser spending.

        We intend to continue to expand internationally. In September 2007, approximately 22% of our visitors were from international sources, and we have made several international acquisitions, such as WikiTravel.org, World66.com, PPRuNe.org, and PassionFord.com.

Enhance Licensing Business

        We intend to continue to enhance our licensing business by adding new clients, increasing services to existing clients and extending our technology solutions.

        Autodata Solutions.    We expect to continue to add clients on each of our Autodata Solutions division's five proprietary technology platforms, resulting in enhanced capabilities and operating efficiencies. In addition, we intend to increase the number of platforms our Autodata Solutions division develops and markets in response to the demand from our client base, in order to expand the share of our clients' budgets that we receive.

        Jelsoft.    We intend to expand on feature sets in order to attract additional clients and increase our revenues through cross-selling new products or services, such as social networking and blogging add-on tools.

Our Websites

        We empower our audiences to make informed decisions on how to spend their money in the areas in which they are passionate by offering websites with rich content, targeted advertising and e-commerce opportunities. We are committed to providing comprehensive, relevant and up-to-date information and user-friendly tools for Internet consumers to better research and source products and services in categories in which online consumer demand and participation is intensive and growing, and offline information is fragmented or not readily available. We believe that by developing leadership positions in online content, enthusiast communities, e-commerce and classifieds, and in high-demand consumer categories, we optimally position our websites to attract consumers and advertisers.

        We currently offer websites and services in three broad consumer categories:

Automotive

        Our automotive websites capture a variety of focused audiences, from those researching and purchasing new and used vehicles to active communities of automotive enthusiasts. In September 2007, our automotive websites attracted 11.5 million unique visitors, and a total of 161 million page views. Our automotive websites are divided into two sub-categories:

        E-Commerce and Classifieds Websites.    Our e-commerce and classifieds automotive websites enable consumers to research new and used vehicles, and to price, configure, order, purchase and finance vehicles online. Our automotive websites with the largest number of unique visitors are CarsDirect.com, Autos.com, and NewCarTestDrive.com. We believe that CarsDirect.com remains unique in offering a multi-brand, national-scale, independent, online direct vehicle purchase channel for new cars, while we believe Autos.com is one of the only websites that reviews and ranks nearly every new and late model used vehicle from best to worst. New car reviews written by professional automotive journalists who personally test-drive vehicles are syndicated to numerous websites through NewCarTestDrive.com.

        Enthusiast Community Websites.    We operate more than 60 automotive-related enthusiast websites, which we believe attract a large automotive enthusiast audience, receiving more than 15.1 million visits in September 2007. Many of these communities are popular in their area of focus and include 18 principal websites, among them, brand- and model-specific websites, such as AudiWorld.com, Ford-Trucks.com, CorvetteForum.com and MBWorld.org.

Travel & Leisure

        Our travel and leisure websites are comprised of substantial worldwide user communities that share travel-related experiences and interests, as well as websites offering specific lodging or leisure activities. In September 2007, our travel and leisure websites received 8.3 million unique visitors and a total of 109 million page views. Our travel and leisure websites are further divided into two sub-categories:

        E-Commerce and Classifieds Websites.    Our e-commerce and classifieds travel and leisure websites provide reviews, online communities and rental functionality enabling consumers to research and book diverse lodging types including bed and breakfast inns, hotels, vacation rentals, timeshare rentals and cruise ships. As of October 1, 2007, our websites collectively provided information on more than 33,000 properties. Our principal accommodations websites include BBOnline.com, CruiseMates.com, VacationTimeshareRentals.com and VacationHomes.com.

        Enthusiast Community Websites.    Our enthusiast community websites provide visitors access to content, online communities and e-commerce addressing areas of passion, such as photography, cycling, boating aircraft piloting, and travel. Our travel websites provide travel guides, editorial content and communities related to travel destinations, hotels, restaurants, attractions and travel best practices. While our websites jointly provide information covering travel on seven continents, many of our websites are highly focused, providing fresh, user-supplied content related to current travel conditions at a specific city or attraction. Our principal general travel websites include Wikitravel.org, World66.com, FlyerTalk.com and SlowTrav.com. Our principal leisure websites include TrekEarth.com, BikeForums.net, theHullTruth.com, and PPRuNe.org.

Home & Home Improvement

        Websites in our home and home improvement category provide visitors with access to content and services spanning the lifecycle of home-related activities, including housing selection, financing, purchasing, leasing and home improvement. In September 2007, we received a total of 7.0 million unique visitors, and a total of 34.0 million page views. Our home websites are further divided into two sub-categories:

        E-Commerce and Classifieds Websites.    Our e-commerce and classifieds websites in the home and home improvement category afford consumers access to valuable resources and information regarding residential properties for sale. Loan.com is an innovative rate directory that educates consumers about the lending process and helps consumers find lenders with the lowest rates and consumer-friendly lending practices.

        Enthusiast Community Websites.    Enthusiast community websites in our home and home improvement category provide information and services for inside the home, related to the surrounding community, and related to the mortgage industry. Our home improvement and home repair website, DoItYourself.com, has more than 8,000 professionally written articles, detailed specifications on more than 400,000 products, weekly practical tips, a bi-weekly newsletter, and personalized advice from experts. Similarly, ApartmentRatings.com is a popular community of U.S. apartment renters, featuring more than 500,000 reviews and ratings of apartments nationwide, and offering renters valuable resources, including rent trend graphs, neighborhood information, and maps for more than 60,000 apartments. BrokerOutpost.com is a community-based business-to-business marketplace in which mortgage brokers and lenders consult with one another about specific mortgage placement opportunities and general mortgage industry topics.

        We currently operate the following 45 principal websites across our three vertical categories:

	Automotive	Travel and Leisure	Home and Home Improvement
E-Commerce and Classifieds	Autos.com CarsDirect.com NewCarTestDrive.com	BBOnline.com CruiseMates.com VacationHomes.com VacationTimeshareRentals.com	RealEstateABC.com ThatRentalSite.com
Enthusiast Communities
AcuraZine.com
AudiForums.com
AudiWorld.com
ClubLexus.com
CorvetteForum.com
DodgeForum.com
F150Online.com
Ford-Trucks.com
HDForums.com
Honda-Acura.net
Honda-Tech.com
LS1Tech.com
MBWorld.org
MustangForums.com
RX7Club.com
ScionLife.com
ThirdGen.org
WikiCars.org
BikeForums.net
BritishExpats.com
CruiseReviews.com
DVDTalk.com
EquineHits.com
FlyerTalk.com
PPRuNe.org
SlowTrav.com
TheHullTruth.com
TrekEarth.com
TrekLens.com
TrekNature.com
WikiTravel.org
		World66.com	ApartmentRatings.com DoItYourself.com Epodunk.com Mortgage101.com

Licensed Products

        Our licensing segment is comprised of the following two divisions:

Autodata Solutions

        Our Autodata Solutions division is a licensor of Internet technology to automotive manufacturers, Internet portals, leasing companies, and other automotive enterprise accounts. Our Autodata Solutions division serves most of the major U.S., Japanese and European automotive manufacturers, including General Motors, Ford, Chrysler, Toyota, BMW, and Volkswagen, providing products and services that help these manufacturers throughout all stages of the selling chain.

        Most of our Autodata Solutions division's revenues are derived from five proprietary technology platforms: eCommerce, Market Planning, Retail Management, Vehicle Content Syndication, and Vehicle Ordering. Autodata Solutions benefits from shared costs and increased capabilities with each client that joins a platform. As of September 30, 2007, 30 clients utilized our Autodata Solutions division's Market Planning platform and 46 clients utilized its Vehicle Content Syndication platform. Our Autodata Solutions division's customers typically sign one- to five-year licensing and services contracts.

Jelsoft

        Through our acquisition of Jelsoft Enterprises Limited, the creator of vBulletin, we are now the largest international developer and distributor of proprietary community bulletin board software. The vBulletin software product enables website owners to offer online community features, such as a bulletin board. The vBulletin product is designed to be easily downloaded and installed by the user, and provides a variety of features that are both secure and scalable. The licensee pays an upfront fee, typically by credit card, for a perpetual license and twelve months of customer service. We directly market vBulletin on the Internet and have sold more than 73,000 licenses as of September 30, 2007. Given the attractiveness of the vBulletin product, which offers features such as easy scalability, user-friendly system administration and efficient operating speeds, we are migrating our community websites onto the vBulletin product. By applying features such as these, we believe the vBulletin product will enhance the functionality and scalability of those websites. In addition, because community features are an important aspect of many of our vertical websites, we believe that vBulletin's scalability and functionality enables us to develop and deploy new vertical websites more quickly.

Technology

        Our technology systems are designed so that they can be scaled by adding additional hardware and network capacity. We generally host our applications on clustered hardware designed to minimize system downtime. Our applications and data connections are monitored 24/7 for performance, responsiveness and stability. While our platform utilizes many shared underlying technologies, we typically customize the user-facing elements of our websites extensively to meet the specific needs of their users.

        We maintain a backup system for website operations at our Los Angeles, California co-location centers. We replicate critical website data at various times throughout the day to the co-location facilities and secure customer data and retain backup data at a certified third-party facility. Additionally, we operate in multiple data centers and provide global load balancing in the event of a failure within a particular co-location facility. We have robust firewalls and switchgear to help ensure network security and have sought expert third-party assistance in their configuration and testing. We also run a security audit against each newly acquired website to help us identify and address any security issues.

Sales, Marketing, and Customer Service

Sales

        We primarily sell our products and services through our direct sales force. Our sales force is comprised of approximately 113 sales personnel. This sales force is generally organized vertically, focusing on specific categories and product lines. We supplement our in-house sales force by utilizing a number of third-party services, affiliates and networks. We directly serve a total of more than 20,000 advertisers, the largest of which include General Motors, Ford, Toyota, AutoNation and Quicken Loans. None of our advertisers comprised more than 5% of our total revenues in 2006 and the first nine months of 2007.

Marketing

        More than 95% of our Internet audience during the twelve months ended September 30, 2007 was generated through non-paid sources, such as repeat visitation, word-of-mouth, natural search, and public relations. We selectively utilize paid-marketing sources, such as search engine marketing, affiliate relationships and co-branded partner deployments.

Customer Service

        For certain consumer segments, we believe we have differentiated ourselves from our competitors by providing extensive ongoing support. Our new car brokerage customers, for instance, are assigned a vehicle specialist to advise and assist them in their car purchase process. We also provide customer support to all of our automotive e-commerce customers who may contact a service advisor via email, online chat or a toll-free customer service phone number.

Our Competition

        As an Internet media company, we compete with other providers of online products, services and information. With respect to our consumer Internet segment in particular, we contend with a variety of Internet and traditional offline competitors. We believe our principal competitors include:

  •
  companies that provide specialized consumer information websites, particularly in the automotive, travel and leisure, and home and home improvement categories;

  •
  automotive manufacturer websites;

  •
  new and used-car referral services;

  •
  enthusiast websites in specific categories, including message boards, blogs, and other enthusiast websites maintained by individuals;

  •
  horizontal websites, portals and search properties such as AOL, Ask.com, CNET, Google, MSN and Yahoo!;

  •
  traditional advertising channels, including television, radio, newspapers and magazines; and

  •
  brick-and-mortar vendors who compete against our e-commerce services, including automobile dealers, automotive finance companies, travel agents, hotels, mortgage brokers and classified ads.

        Many of our current and potential online and traditional store-based or print publication-based competitors have longer operating histories, more industry experience, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These current and potential competitors may be able to devote substantially greater resources to Internet websites and systems development than we can, including through acquisitions, investments and joint ventures. Our competitors may also be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently, adopt more aggressive pricing or devote more resources to marketing and promotional campaigns. In addition, traditional store-based and print publication-based retailers are able to offer customers the experience to see and feel products in a manner that is not possible over the Internet.

        The principal competitive factor that favors us in the consumer Internet segment is the quality of our products and services. We attract consumer audiences through our ability to provide high-quality and timely user and editorial content on our websites across a range of categories and offer convenience and ease of use. We attract advertisers through the breadth and depth of our user audience, and their affinity and loyalty to our websites.

        In connection with our licensing business, we contend with competitors that supply licensed content and technology services to the automotive industry, and software and website content and community tools to those seeking to develop new Internet website communities. Jelsoft, the developer of our vBulletin software, primarily competes with open source community forum software, while principal competitors of our Autodata Solutions division include internal technology departments, ad agencies, and systems integrators such as IBM, Oracle, and Capgemini.

Intellectual Property

        We own various registered service marks, including CarsDirect.com®, CarsDirect®, Autodata®, CarsDirect.com Real Prices®, and DoItYourself.com®, and have service mark applications pending for Internet Brands, Greenlight.com, and vBulletin. We also have the right to use a number of unregistered service marks in connection with our businesses, including FlyerTalk.com, ApartmentRatings.com, Loan.com, RealEstateABC.com, Vamoose.com and BBOnline.com. So long as these marks remain in continuous use in connection with similar goods and services, their terms can be perpetual, subject, with respect to registered trademarks, to the timely renewal of such registrations in the United States Patent and Trademark Office.

        Some of our content and databases are copyrighted, as are certain of our software and user manuals. We have copyright registrations for our Autodata Solutions division software and customer databases from the Canadian Intellectual Property Office. The absence of a registration does not waive copyright protection. We also have a policy of requiring that our employees and consultants enter into confidentiality agreements that forbid disclosure of our proprietary information, inventions and trade secrets.

Government Regulation

        Although we do not believe that significant existing laws or government regulations adversely impact us, our business could be affected by different interpretations or applications of existing laws or regulations, future laws or regulations, or actions by domestic or foreign regulatory agencies. For example, with respect to the automotive category, all states comprehensively regulate vehicles sales and lease transactions, including by imposing strict licensure requirements for dealers and, in some states, brokers. Most of these laws and regulations, we believe, specifically address only traditional vehicle purchase and lease transactions, not Internet-based transactions. If we are found to be subject to any laws or regulations in one or more states where our direct new vehicle brokering business is not in compliance, we could be subject to civil or criminal penalties, required to make costly changes in the conduct of our new vehicle brokering business or be temporarily or permanently prohibited from engaging in our direct new vehicle sales business in that state or states. Similarly, with respect to the homes and home improvement category, our mortgage referral services and some of our mortgage content websites are governed by specific federal, state and local laws, including the Real Estate Settlement Procedures Act, state and local real estate and mortgage broker licensing laws, federal and state laws prohibiting unfair and deceptive acts and practices, and federal and state advertising and "Do Not Call" laws. Many of our customer referral activities for our lender partners are also subject to a variety of federal and state laws and regulations, including federal truth in lending, consumer lending, and equal credit opportunity laws, as well as state usury and other laws. Significant expenditures on our part may be required to ensure compliance with such laws and regulations. Failure to comply with these and other laws and regulations may result in, among other things, administrative enforcement actions and fines, class action lawsuits and civil and criminal liability. Furthermore, any such regulatory or civil action that is brought against us, even if unsuccessful, may distract our management's attention, divert our resources, damage our reputation among Internet users and our customers and harm our business.

        In addition, laws and regulations that apply to communications over the Internet are becoming more prevalent. In particular, the growth and development of the market for e-commerce has prompted calls for more stringent tax, consumer protection, data security and privacy laws in the United States and abroad that may impose additional burdens on companies conducting business online. For example, users of our websites are located in the United States and around the world. As a result, we collect and process the personal data of individuals who reside in many different countries. Concerns about privacy and data security could lead to legislative, judicial and regulatory limitations and conditions on our ability to collect, maintain and use information about Internet users. The European Union, for example, has adopted a directive that will require "providers of publicly available communication services" to store and retain communications data for law enforcement purposes for up to 24 months. Within the United States, federal and state legislation, such as the federal CAN-SPAM Act of 2003, restrict or prohibit unsolicited email, commonly known as "spam", and may adversely affect our ability to market our services to consumers in a cost-effective manner. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our products and services or increase the costs associated with selling our products and services, thereby making them less attractive to users and advertisers. For additional, important information related to government regulation of our business, please review the information set forth in "Risk Factors."

Employees

        As of September 30, 2007, we had 553 employees, of which 57 were part-time, 199 were employed at our Autodata Solutions division in Canada and 9 were employed at Jelsoft in the United Kingdom. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relationships are good.

Facilities

        Our corporate headquarters are located in El Segundo, California, where we occupy approximately 54,000 square feet of office space under a lease that expires in March 2010. These facilities comprise our headquarters, including our administration, operations, technology, and sales and marketing departments.

        We lease facilities in London, Ontario, Canada, which includes approximately 35,000 square feet, pursuant to six separate lease agreements with options to extend the lease terms to 2010. These facilities are used by our Autodata Solutions division for all operating functions. We also lease approximately 1,000 square feet in Pangbourne, England through our Jelsoft subsidiary, and small amounts of space (under 1,000 square feet) in several states for various operating and regulatory purposes.

Legal Proceedings

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        Set forth below is information concerning our executive officers, key employees, and directors, and their ages and positions.

Name	Age	Position(s)
Executive Officers
Robert N. Brisco	44	Chief Executive Officer, President and Director
Alexander Emil Hansen	58	Chief Financial Officer
Debra S. Domeyer	48	Chief Technology Officer
Charles E. Hoover	43	Chief Marketing Officer
Lisa Morita	45	Chief Operating Officer
B. Lynn Walsh	50	Executive Vice President of Corporate Development and General Counsel
Key Employees
John McGanty	48	General Manager, Travel Division
Gregory Perrier	46	President, Autodata Solutions Company and Autodata Solutions, Inc.
Joseph Rosenblum	33	Vice President, Technology Development
Non-Employee Directors
Howard Lee Morgan(1)(2)(3)	62	Director, Chairman of the Board
Kenneth B. Gilman(3)	61	Director
Marcia Goodstein	42	Director
Gerald Greenwald(1)(2)(3)	72	Director
William Gross	49	Director
Martin R. Melone(1)(3)	66	Director
Roger S. Penske(3)	70	Director
James R. Ukropina(1)(2)(3)	70	Director

(1)
Member of the Audit and Ethics Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

        Mr. Brisco has served as Chief Executive Officer, President, and Director since 1999. From 1998 to 1999, Mr. Brisco served as the President of Universal Studios Hollywood Theme Park, an entertainment company, and Citywalk, an entertainment and shopping complex. Prior to Universal, Mr. Brisco was Senior Vice President of Advertising, Marketing, and New Business Development for The Los Angeles Times, a newspaper company, from 1993 to 1998. Prior to that, Mr. Brisco was a consultant with McKinsey & Co. and the Boston Consulting Group, where he specialized in media and consumer products. Mr. Brisco has a B.A. from the University of Southern California and an M.B.A. from the University of California at Los Angeles.

        Mr. Hansen has served as Chief Financial Officer since November 2006. From January 2005 to June 2006, Mr. Hansen served as Chief Financial Officer at AdChek, a start-up advertising agency. From December 2003 to December 2004, Mr. Hansen served as Controller at Danone Waters of California, GROUPE DANONE's North American water business. At Danone Waters, Mr. Hansen managed the controllership functions, overseeing audits, financings, and the consolidation of business operations. From January 2002 to2003, Mr. Hansen served as Chief Financial Officer of Quisic Corporation, a venture capital-backed eLearning service provider. In addition, for the past five years, Mr. Hansen has been a partner of Tatum, LLC and serves as a board committee member at Tatum, LLC. Mr. Hansen is a CPA. Mr. Hansen has a B.A. from Williams College and a master's degree in Divinity from Princeton Theological Seminary.

        Ms. Domeyer served as Chief Information Officer from 1999 to 2000, and has served as Chief Technology Officer since 2000. From 1998 to 1999, she served as Vice President and Chief Information Officer at Pacific Gas & Electric Energy Services, an energy services company. From 1993 to 1997, Ms. Domeyer was Vice President of Information Systems for Times Mirror Company, a newspaper company. Ms. Domeyer has a B.A. from Loras College and a master's degree in Information Systems Technology from George Washington University.

        Mr. Hoover served as Senior Vice President of Marketing and Business Development from 2001 to 2007 and has served as Chief Marketing Officer since January 2007. He joined us in 1999. From 1998 to 1999, Mr. Hoover served as Director of Consumer Marketing of Homestore.com, an operator of real estate websites. From 1997 to 1998, Mr. Hoover served as Vice President of Marketing for PeopleLink, a provider of business-to-business community services. Mr. Hoover has a B.A. from Occidental College and an M.B.A. from Stanford University.

        Ms. Morita joined us in February 2007 as Executive Vice President and General Manager and became Chief Operating Officer in May 2007. Previously, from October 2002 to February 2007, Ms. Morita served as the Senior Vice President of Customer Care and Content Solutions at Yahoo! Search Marketing/Overture Services, an Internet company, where she was responsible for leading the customer and editorial operations that supported online advertisers. From 2001 to October 2002, Ms. Morita served as Senior Vice President and General Manager, Online Business & Marketing, at GoTo.com. As Senior Vice-President of Marketing at eMind, LLC, an online learning company serving the financial services industry, Ms. Morita led product management, marketing, advertising, customer service and public relations from 1999 to 2001. From 1993 to 1999, Ms. Morita served as Vice President of Advertising and Marketing at The Los Angeles Times. Ms. Morita has a B.A. from Occidental College and an M.B.A. from Stanford University.

        Ms. Walsh has served as Executive Vice President of Corporate Development and General Counsel since 2000. From 1998 to 2000, Ms. Walsh was a partner in the Technology group at Alston & Bird LLP in Atlanta, Georgia, where she specialized in public and private offerings of securities, mergers and acquisitions and corporate finance. From 1992 to 1998, Ms. Walsh was a partner in the Corporate and Securities group at Hunton & Williams LLC, in its Atlanta office. Ms. Walsh has a B.A. from the University of Michigan and a J.D. from Wayne State University Law School.

        Mr. McGanty has served as General Manager, Travel Division, since July 2005. Prior to that, Mr. McGanty served as President of Online Outlooks, a business consultancy to Internet and other technology companies, from 2001 to July 2005. From 2000 to 2001, he served as Vice President of Business Development at wireless multimedia enabler PacketVideo Corporation. From 1998 to 2000, Mr. McGanty was Vice President of Business Development at WizShop.com, which created shopping portals for ISPs. Previously, McGanty was Director of Bandai Digital Entertainment's U.S. software division from 1996 to 1998. McGanty has a B.S. from the Wharton School of the University of Pennsylvania.

        Mr. Perrier has served as President of our Canadian subsidiary, Autodata Solutions Company, since 1993, and our U.S. subsidiary, Autodata Solutions, Inc., since its incorporation in 2000. From 1984 to 1985, Mr. Perrier served as a consultant with the Toronto, Canada office of PricewaterhouseCoopers, an accounting firm. Mr. Perrier has an honors degree in business from the Ivey School of Business.

        Mr. Rosenblum has served as Vice President, Technology Development, since January 2006. From February 2004 to January 2006, Mr. Rosenblum served as Engineering Manager, Portal Applications at EarthLink, Inc., an Internet service provider, where he managed a team of software engineers through all aspects of development for EarthLink Search and myEarthLink. From September 2003 to February 2004, Mr. Rosenblum served as a staff engineer at EarthLink, designing architecture and overseeing implementation for "Private Labeling" of the EarthLink Personal Start Page for MCI. From September 2002 to September 2003, Mr. Rosenblum served as senior software engineer at EarthLink. From 2000 to September 2002, Mr. Rosenblum served as a software engineer and technical lead at Epinions.com, Inc., an Internet company for consumer reviews and price information. Mr. Rosenblum has a B.A., and a master's degree in Modern Thought and Literature, from Stanford University.

        Dr. Morgan has served as a Director and Chairman of our Board of Directors since 1999. Dr. Morgan has also been a director of Idealab, a creator and operator of technology companies, since March 2002 and also was a director of Idealab from 1999 to 2001. Dr. Morgan served as President of Idealab New York from 2000 to 2001, and as Vice Chairman until December 2002. Since 1989, Dr. Morgan has also been President of Arca Group, Inc., a consulting and investment management firm specializing in the areas of computers and communications technologies. He serves as a Chairman for Franklin Electronic Publishers, Inc., and a number of private companies, including Videoegg, Desktop Factory, Snap, and others. Since January 2005, he has been a partner in First Round Capital, a seed-stage venture fund, and serves as Vice-Chairman of the New York Angels. Dr. Morgan has a B.S. from City University of New York and a Ph.D. in operations research from Cornell University.

        Mr. Gilman has served as a Director since January 2002. Mr. Gilman was the Chief Executive Officer of Asbury Automotive Group, an automotive retailing and services company, from 2001 to May 2007. Previously, from 1976 to 2001, Mr. Gilman was employed in a variety of capacities with Limited Brands, a specialty apparel retailer, where his most recent assignment was Chief Executive Officer of Lane Bryant. From 1993 to 2001, Mr. Gilman served as Vice Chairman and Chief Administrative Officer of Limited Brands, with responsibility for finance, information technology, supply chain management, production, real estate, legal and internal audit. From 1987 to 1993, he was Executive Vice President and Chief Financial Officer of Limited Brands. He joined Limited Brands' executive committee in 1987 and was elected to its board of directors in 1990. Mr. Gilman has a B.B.A. from Pace University.

        Ms. Goodstein has served as a Director at our inception in 1998 and since August 2004. Ms. Goodstein has served as Idealab's Chief Operating Officer since 1998 and President since 2000. Ms. Goodstein serves on the board of directors of several private companies. Ms. Goodstein has a B.A. from Pomona College.

        Mr. Greenwald has served as a Director since 1999. Mr. Greenwald is Chairman Emeritus of UAL Corporation and United Airlines and served as the Chairman and Chief Executive Officer of United Airlines from 1994 to 1999. From 1979 to 1990, Mr. Greenwald was employed by the Chrysler Corporation, an automotive manufacturer, where he worked in various positions, including Corporate Controller and Chief Financial Officer, before being promoted to Vice Chairman, a position in which he shared responsibility with the Chief Executive Officer for the operations of the company. From 1957 to 1979, he was employed by the Ford Motor Company, an automotive manufacturer, where he worked in several positions, including Controller, Director of Ford's operations in Europe and as President of Ford of Venezuela. Mr. Greenwald is one of the founders of Greenbriar Equity Group. Mr. Greenwald serves on the board of Aetna Inc. Mr. Greenwald has a B.A. from Princeton University and an M.A. in Economics from Wayne State University.

        Mr. Gross has served as a Director since our inception in 1998. Mr. Gross is founder, Chairman and Chief Executive Officer of Idealab. Mr. Gross serves on the board of directors of several private companies. Mr. Gross sits on the board of trustees of the California Institute of Technology. Mr. Gross has a B.S. from the California Institute of Technology.

        Mr. Melone has served as a Director since August 2005. Mr. Melone was a partner of Ernst & Young, LLP, an accounting firm, from 1975 to 2001. Currently, Mr. Melone serves on the boards of Countrywide Financial Corporation, where he is chairman of the audit and ethics committee, Countrywide Bank, FSB and Public Counsel Law Center and serves as a trustee of the California Science Center Foundation. Mr. Melone is a member of the Board of Regents for Santa Clara University and the

Advisory Board for Markula Center for Applied Ethics. Mr. Melone has a B.S.C. from Santa Clara University, and an M.B.A. from the University of California at Los Angeles.

        Mr. Penske has served as a Director since 2000. He has also been Chairman of the Board and Chief Executive Officer of Penske Corporation since 1969. Penske Corporation is a privately owned diversified transportation services company that holds, through its subsidiaries, interests in a number of businesses. Mr. Penske has served as Chairman of the Board of Penske Truck Leasing Corporation, a transportation services company, since 1982, and of Penske Automotive Group, Inc. (formerly United Auto Group, Inc.), an automotive specialty retailer, since 1999. He serves as a member of the boards of General Electric Company and Universal Technical Institute, Inc., and is a director of Detroit Renaissance, Chairman of the Downtown Detroit Partnership and a member of The Business Council. Mr. Penske has a B.A. from Lehigh University.

        Mr. Ukropina has served as a Director since February 2006. Mr. Ukropina has served as the Chief Executive Officer of Directions, LLC, a management and strategic consulting firm, since 2001. Previously, Mr. Ukropina was a partner with the law firm O'Melveny & Myers LLP until 2000, and continues to practice with the firm as Of Counsel. Mr. Ukropina serves on the boards of Lockheed Martin Corporation, Pacific Life Corp., The TCW Group, Inc., Central Natural Resources and the Keck Foundation. Mr. Ukropina has a B.A. and an M.B.A. from Stanford University, and LL.B. from the University of Southern California.

Board Structure and Compensation

        Our Board of Directors currently consists of nine members, a majority of which are independent under the rules of the NASDAQ Global Market. Each director currently serves until our next annual meeting or until his or her successor is duly elected and qualified. Our amended and restated bylaws, which will take effect prior to the completion of this offering, permit our Board of Directors to establish by resolution the authorized number of directors, and nine are currently authorized. The authorized number of directors may be changed by the vote of the holders of a majority of the stock issued and outstanding and entitled to vote, or a resolution duly adopted by at least a majority of our entire Board of Directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the Board of Directors until the incumbent director's term expires.

Committees

        Our Board of Directors has an Audit and Ethics Committee and a Compensation Committee, each of which has the composition and responsibilities described below. In connection with the closing of this offering, the Board will also have a Nominating and Governance Committee as described below.

  Audit and Ethics Committee

        Messrs. Melone, Greenwald and Ukropina and Dr. Morgan comprise our Audit and Ethics Committee. Mr. Melone is the chair of the committee. Our Board of Directors has determined that each of Messrs. Melone, Greenwald and Ukropina satisfies the requirements for independence, and each of Messrs. Melone, Greenwald and Ukropina and Dr. Morgan satisfies the requirements for financial literacy, under the rules and regulations of the NASDAQ Global Market and the SEC. Our Board of Directors has also determined that each of Messrs. Melone and Greenwald and Dr. Morgan qualifies as an "audit committee financial expert" within the meaning of SEC regulations. We have adopted an audit and ethics committee charter. Our Audit and Ethics Committee has previously met approximately four times each year in connection with our quarterly unaudited financial statements and the annual audit of our financial statements. The Audit and Ethics Committee is responsible for, among other things:

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  selecting and hiring our independent auditors, and approving the audit and pre-approving any non-audit services to be performed by our independent auditors;

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  evaluating the qualifications, performance and independence of our independent auditors;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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  reviewing the adequacy and effectiveness of our system of internal controls;

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  preparing the audit committee report that the SEC requires in our annual proxy statement; and

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  reviewing and approving related party transactions.

  Compensation Committee

        Dr. Morgan, Mr. Greenwald and Mr. Ukropina comprise our Compensation Committee. Dr. Morgan is the chair of the committee. Our Board of Directors has determined that each of the members of our Compensation Committee meets the requirements of independence under the rules and regulations of the NASDAQ Global Market and the SEC. We have adopted a compensation committee charter. Our Compensation Committee will meet at least three times per year and will meet periodically in separate executive sessions to review key compensation decisions and approve equity awards. The Compensation Committee is responsible for, among other things:

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  reviewing the annual base salaries and incentive compensation plans, including the specific goals and amounts; equity compensation; employment arrangements; severance arrangements and change of control agreements; and any other benefits, compensation or arrangements, for our Chief Executive Officer and other executive officers; recommending to the Board such arrangements for our Chief Executive Officer; and determining and approving such arrangements for our other executive officers;

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  administering our equity compensation plans; and

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  preparing the compensation committee report that the SEC requires in our annual proxy statement.

  Nominating and Governance Committee

        Our Nominating and Governance Committee consists of Dr. Morgan and Messrs. Ukropina, Melone, Gilman, Greenwald and Penske. Mr. Ukropina serves as the chair of the committee. Our Board of Directors has determined that each of the members of our Nominating and Governance Committee satisfies the requirements for independence under the rules and regulations of the NASDAQ Global Market and the SEC. We have adopted a nominating and governance committee charter. The Nominating and Governance Committee will meet at least annually and will meet periodically in separate executive sessions. The Nominating and Governance Committee is responsible for, among other things:

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  reviewing director candidates;

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  recommending to the Board of Directors nominees for election as directors;

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  reviewing and recommending to the Board director compensation;

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  advising the Board on corporate governance principles and the organization of the Board and its committees; and

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  overseeing the annual evaluation of the Board and its committees.

Code of Conduct and Ethics

        Our Board of Directors has a code of conduct and ethics, which establishes the standards of ethical conduct applicable to all directors, executive officers and employees of our company. The code addresses, among other things, conflicts of interest, obligations to ensure accurate disclosure and financial reporting, and confidentiality obligations. The Audit and Ethics Committee is responsible for oversight and review of our code of conduct and ethics.

Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Director Compensation

        Prior to August 1, 2007, none of our directors received any cash compensation from us for their service as members of the Board of Directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings.

        Under our 1998 Stock Plan, non-employee directors are eligible to receive stock option grants at the discretion of the Board of Directors, and we have granted options to purchase an aggregate of 415,000 shares of our Class A common stock to our current non-employee directors. On May 13, 2002, each of Dr. Morgan and Messrs. Gilman, Greenwald, Gross, and Penske received options to purchase 25,000 shares of our Class A common stock at an exercise price of $0.50 per share. On February 28, 2005, each of Dr. Morgan, Ms. Goodstein, and Messrs. Gilman, Greenwald, Gross, and Penske received options to purchase 25,000 shares of our Class A common stock at an exercise price of $1.50 per share. On August 9, 2005, Mr. Melone received a grant of options to purchase 25,000 shares of our Class A common stock at an exercise price of $2.20 per share upon his initial appointment to our Board of Directors. On February 28, 2006, Mr. Ukropina received a grant of options to purchase 25,000 shares of our Class A common stock at an exercise price of $4.00 per share upon his initial appointment to our Board of Directors.

        In connection with their service on our Compensation Committee, on February 28, 2005, Mr. Greenwald and Dr. Morgan each received option grants to purchase 10,000 shares of our Class A common stock at an exercise price of $1.50 per share. In connection with his service on our Compensation Committee, on March 21, 2007, Mr. Ukropina received an option grant to purchase 10,000 shares of our Class A common stock at an exercise price of $4.70 per share.

        In connection with his service on our Audit and Ethics Committee, on August 9, 2005, Mr. Melone received an option grant to purchase 15,000 shares of our Class A common stock at an exercise price of $2.20 per share. In connection with his service on our Audit and Ethics Committee, on February 28, 2006, Mr. Ukropina received an option grant to purchase 15,000 shares of our Class A common stock at an exercise price of $4.00 per share.

        The terms of all outstanding stock options granted to directors to date provide for acceleration of 100% of all unvested options upon a change of control. All stock options granted to Dr. Morgan, Ms. Goodstein and Mr. Gross as director compensation have been assigned to Idealab.

        On July 18, 2007, our Board of Directors amended our compensation policy with respect to our non-employee directors. Commencing August 1, 2007, an annual cash retainer of $10,000 will be paid to each of our non-employee directors, an annual cash retainer of $15,000 will be paid to the chairman of our Audit and Ethics Committee, an annual cash retainer of $7,500 will be paid to each other member of our Audit and Ethics Committee, an annual cash retainer of $7,500 will be paid to the chairman of our Compensation Committee, and an annual cash retainer of $3,750 will be paid to each other member of our Compensation Committee. An annual grant of restricted stock or restricted stock units having a value of $30,000 will be made to each of our non-employee directors, an annual grant of restricted stock or restricted stock units having a value of $15,000 will be made to the chairman of our Audit and Ethics Committee, an annual grant of restricted stock or restricted stock units having a value of $7,500 will be made to each other member of our Audit and Ethics Committee, an annual grant of restricted stock or restricted stock units having a value of $7,500 will be made to the chairman of our Compensation Committee, an annual grant of restricted stock or restricted stock units having a value of $3,750 will be made to each other member of our Compensation Committee, and an annual grant of restricted stock or restricted stock units having a value of $2,500 will be made to each member of our Nominating and Governance Committee.

        In accordance with the foregoing policy, on October 23, 2007, we granted an aggregate of 31,702 shares of restricted Class A common stock to our current non-employee directors under our 2007 Equity Plan. In connection with their service on our Board, on October 23, 2007, Dr. Morgan, Ms. Goodstein, and Messrs. Melone, Ukropina, Greenwald, Gross, Gilman and Penske each received 3,093 shares of restricted Class A common stock having a value of approximately $30,000. In connection with their service on our Audit and Ethics Committee, on October 23, 2007, Dr. Morgan and Messrs. Ukropina and Greenwald each received 773 shares of restricted Class A common stock having a value of approximately $7,500, and Mr. Melone, as chair of the Audit and Ethics Committee, received 1,546 shares of restricted Class A common stock having a value of approximately $15,000. In connection with their service on our Compensation Committee, on October 23, 2007, Messrs. Ukropina and Greenwald each received 386 shares of restricted Class A common stock having a value of approximately $3,750, and Dr. Morgan, as chair of the Compensation Committee, received 773 shares of restricted Class A common stock having a value of approximately $7,500. In connection with their service on our Nominating and Governance Committee, on October 23, 2007, Dr. Morgan and Messrs. Melone, Ukropina, Greenwald, Gilman and Penske each received 258 shares of restricted Class A common stock having a value of approximately $2,500.

        The terms of all outstanding restricted stock granted to non-employee directors under the 2007 Equity Plan provide for acceleration of the vesting of 50% of unvested shares upon a change of control, and acceleration of the vesting of the remaining unvested shares upon a termination or constructive termination of service.

Limitation of Liability and Indemnification Matters

        Our restated certificate of incorporation, which will take effect prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent not prohibited by the Delaware General Corporation Law. Consequently, no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as director, except liability for:

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  any breach of their duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

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  any transaction from which the director derived an improper personal benefit.

        Our restated certificate of incorporation, together with our amended and restated bylaws, both of which we will adopt prior to the closing of this offering, will provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. Our amended and restated bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and will permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

        We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

        We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy & Objectives

        The objectives of our executive compensation program are to attract and retain high-caliber executives and motivate them to enhance stockholder value, while supporting our core values and strategic initiatives. A key objective is to create a performance-oriented culture such that a significant portion of each executive officer's compensation is contingent on the achievement of corporate and individual performance goals. We aim to establish a compensation program that aligns the performance of our executive officers with our business plan and strategic objectives by focusing management on achieving strong short-term performance in a manner that supports and ensures our long-term success and profitability.

        We believe it is important to have a leadership team that is capable of successfully operating and growing an increasingly complex business. Consistent with this principle, we strive to establish an executive compensation program that enables us to attract talented executives with experience in managing companies within our industry and our current stage of growth. It is a key objective to ensure that compensation provided to executive officers remains reasonable and responsible yet competitive relative to the compensation paid to similarly situated executives at comparable companies. While it is essential that our overall compensation levels be sufficiently competitive to attract talented leaders and motivate those leaders to achieve superior results, our executive compensation programs are intended to be consistent with our focus on managing costs.

        Finally, we appreciate the need for stockholders to have the opportunity to understand all of the elements of our executive compensation program. We are committed to providing disclosures on a timely basis, so stockholders can understand the rationale for, and objectives of, our executive compensation decisions.

The Compensation Committee

        Our Compensation Committee ensures that our executive compensation program is consistent with our compensation philosophy and corporate governance guidelines. It reviews compensation and benefits practices and policies, reviews and recommends to our Board the compensation for the Chief Executive Officer, and reviews and approves the compensation for other executive officers, including base salary, cash bonuses, equity-based awards, employment agreements, severance agreements, and any other special or supplemental benefits or arrangements. Our Compensation Committee also establishes and approves performance goals and objectives for the Chief Executive Officer and evaluates that officer's performance against such goals and objectives. Furthermore, our Compensation Committee reviews and approves financial targets for our cash bonus program and approves all payouts under the plan. Regular quarterly sessions of our Compensation Committee are held without executives present.

        Our Compensation Committee approves, administers and interprets our executive compensation and benefit policies, including our 1998 Stock Plan, our 2000 Stock Plan, our 2007 Equity Plan and our short-term compensation, long-term incentives and benefits programs. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Our Compensation Committee is comprised of Messrs. Ukropina and Greenwald and Dr. Morgan, who acts as its chairman.

The Process of Setting Executive Compensation

Setting Base Salary and Targets for Incentive Compensation

        Our Compensation Committee will meet at least three times per year and will meet periodically in separate executive sessions to evaluate the performance of our executive officers, determine their quarterly bonuses, and consider any adjustments to the compensation for individual executives. Adjustments may include approving annual base salary or bonus target increases, or grants of equity incentive compensation. Generally, adjustments to an element of an executive's compensation package is made no sooner than the one-year anniversary of their last adjustment. Our Compensation Committee approves, on an as-needed basis, any compensation arrangements for incoming executives. Our Compensation Committee also reviews the appropriateness of the financial measures used in incentive plans and the degree of difficulty in achieving specific performance targets.

        Although many compensation decisions are made in the first quarter of the calendar year, our compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation discussions and decisions are designed to promote our fundamental business objectives and strategy. Evaluation of management performance and rewards are performed quarterly and as needed.

        Our Compensation Committee engages in an active dialogue with our Chief Executive Officer concerning strategic objectives and performance targets for executive officers and has not utilized a compensation consultant to date. We do not rely on benchmarking to establish compensation levels. Our Compensation Committee and our Chief Executive Officer occasionally receive data prepared by our Vice President of Human Resources, which is collected from disclosures in public filings of comparable Internet, media and e-commerce companies, such as Bankrate, Inc., CNET Networks, Inc., Expedia, Inc., Monster Worldwide, Inc., and ValueClick, Inc., as well as general compensation data sponsored by nationally recognized compensation consulting firms. This data is typically compiled at the request of our Compensation Committee or Chief Executive Officer as part of an evaluation of pay adjustments for specific executives in specific roles.

Management's Role in the Compensation-Setting Process

        Our Chief Executive Officer, Robert Brisco, plays a significant role in the compensation-setting process. Mr. Brisco evaluates the performance of our executive officers, develops business performance guidelines and recommends salary and bonus levels and option awards. All recommendations of Mr. Brisco are subject to the approval of our Compensation Committee.

        Mr. Brisco helps our Compensation Committee set its agenda for meetings and participates in Compensation Committee meetings at our Compensation Committee's request. He provides background information regarding our strategic objectives, evaluates the performance of our executive officers, and makes compensation recommendations for our executive officers (in each case, other than himself).

Components of Our Executive Compensation Program

        Our executive compensation structure not only aims to be competitive in our industry and geographic area, but also to be fair relative to compensation paid to other professionals within our organization, relative to our short- and long-term performance and relative to the value we deliver to our stockholders. We seek to maintain a performance-oriented culture and a compensation approach that rewards our executive officers when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved. Overall, our approach is designed to relate the compensation of our executive officers to the achievement of short- and longer-term goals and objectives, their willingness to challenge and improve existing policies and structures, and their capability to take advantage of unique opportunities and anticipate and overcome challenges within our business.

        Our executive compensation program consists of three components: short-term compensation (including base salary and quarterly cash bonuses), long-term incentives, and benefits.

Short-Term Compensation

        We utilize short-term compensation, including base salary, annual adjustments to base salary and quarterly cash bonuses, to motivate and reward our executive officers in accordance with our performance-based program.

        Base salary.    Base salary is used to compensate executives for services rendered and recognizes the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions.

        The base salaries of our Chief Executive Officer and other executives are reviewed by our Compensation Committee on an annual basis, and adjustments are made to reflect performance-based factors, as well as competitive conditions. We do not apply specific formulas to determine base salary increases.

        Quarterly cash bonus.    We pay cash bonuses to our executive officers using a comprehensive approach that considers both company and individual performance. We have chosen to pay cash bonuses quarterly rather than annually, to reflect the dynamic nature of our businesses and the markets in which we compete.

        Each executive has a quarterly cash bonus target, for which they may receive an award from zero to 150% of target. The current quarterly cash bonus target for Mr. Brisco, our Chief Executive Officer, is 97% of quarterly base salary, for Mr. Hansen, our Chief Financial Officer, is 12.5% of quarterly base salary, for Ms. Walsh, our Executive Vice President of Corporate Development and General Counsel, is 27.8% of quarterly base salary, and for Mr. Hoover, our Senior Vice President of Marketing and Business Development and Chief Marketing Officer, is 25% of quarterly base salary. The quarterly cash bonus targets for other executives vary between 12-30% of their quarterly base salaries.

        In determining bonus awards for each executive, our Compensation Committee, with input from our Chief Executive Officer (other than with respect to his own bonus reward), considers both company performance and the executive's individual performance in the prior quarter. Our Compensation Committee does not adhere to a predetermined weighting of these two factors.

        In assessing company performance, an important metric is adjusted EBITDA, although our Compensation Committee also considers other metrics such as revenue growth and operating free cash flow (and, in the future, we may look to earnings per share or net income). Our Compensation Committee does not utilize a predetermined formula for assessing company performance. Our Compensation Committee looks to our budget as a general guideline and considers other relevant factors such as extraordinary acquisition activity or unusual market conditions. Our Compensation Committee then strives to achieve an appropriate balance between establishing challenging short-term financial objectives and encouraging actions and plans that drive long-term, sustainable increases in profitability.

        Our Compensation Committee reviews financial metrics each quarter and assesses our performance relative to that of the prior year and prior quarter, general market conditions and, on occasion, the trends of other companies or divisions of other companies. The purpose of this review is to establish a broad view of our performance. In its assessments, our Compensation Committee also utilizes the benefit of hindsight as it may deem appropriate. In using hindsight, our Compensation Committee may consider factors such as the unexpected impact of acquisitions and the impact of either windfalls or shortfalls that were mostly beyond the control of the executive team.

        The other major component in evaluating quarterly cash bonuses is the individual executive's performance. Our Compensation Committee, with input from our Chief Executive Officer (other than with respect to his own bonus reward) reviews each executive's effectiveness in driving forward business improvement initiatives and the leadership that the executive has shown in his or her area of influence. Our Compensation Committee and our Chief Executive Officer utilize these reviews as an ongoing way to assess team performance and develop feedback for executives.

        After each quarter, our Compensation Committee and our Chief Executive Officer discuss the overall performance of our company and the performance of the individual executives. Utilizing all of the factors described above, and based upon recommendations from our Chief Executive Officer, our Compensation Committee determines the appropriate bonus payment for each executive for the quarter.

        After the fourth quarter of each year, our Compensation Committee examines each executive's contribution to our business objectives and performance for the entire prior year. With the rapidly evolving nature of our businesses and the competitive market for executive talent in our sector, the purpose of these annual examinations is to identify opportunities for improvement and to evaluate the risks of losing executive knowledge and skills that are integral to our business success. In addition to organizational development decisions, our Compensation Committee may use these examinations to make pay adjustments or award a supplemental year-end bonus, so long as the supplemental bonus payment to the executive does not exceed 150% of the executive's target bonus for a single quarter.

Long-Term Compensation

        As is typical in our industry, particularly among relatively young companies, long-term compensation is a significant portion of total compensation and is designed to encourage the development of a high growth, sustainable, and profitable business. Our long-term compensation program has historically consisted of stock options; in addition, on October 23, 2007, we granted awards of restricted stock to executive officers as described below. In the future, in addition to stock options, we may award additional restricted stock under the 2007 Equity Plan.

        Option and restricted stock grants made to executive officers are designed to provide them with incentive to execute their responsibilities in such a way as to generate long-term benefits to our stockholders. Through possession of stock options and restricted stock, our executives participate in the long-term results of their efforts. Additionally, stock options and restricted stock provide a means of ensuring the retention of key executives, in that they are subject to vesting over a period of years.

        Stock options and restricted stock are granted periodically, and are generally subject to vesting based on the executive's continued employment. We expect most of our future awards to vest over four years, beginning on the date of the grant. Starting in 2007, a portion of options or restricted stock granted to our executives may vest according to the achievement of defined milestones rather than solely based on time.

        While the exercise price of stock options generally equals the fair market value of our Class A common stock on the date of grant, as was the case with all options granted in 2007, our Board of Directors has, in the past, approved the recommendation of our Compensation Committee to set the exercise price of stock options granted to our Chief Executive Officer at 110% or 120% of fair market value to reflect his long-term view of our company.

        Upon joining us, each executive is granted an initial option award that is primarily based on competitive conditions applicable to the executive's specific position. In addition, our Compensation Committee considers the number of options owned by other executives in comparable positions within our company. We believe this strategy is consistent with the approach of other companies at the same stage of development in our industry and, in our Compensation Committee's view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

        Periodic equity awards to executive officers are made based on an assessment of their sustained performance over time, their ability to impact results that drive value to our stockholders and their level within the organization. Equity awards are not granted automatically to our executives on an annual basis. Our Chief Executive Officer periodically reviews the performance of our executives and recommends to our Compensation Committee any equity awards deemed appropriate. Our Compensation Committee reviews the performance of the Chief Executive Officer and recommends all equity awards to our Board of Directors for approval.

        During 2006, our Board of Directors granted stock options based upon, among other things, the recommendations of our Compensation Committee. These grants were generally made during regularly scheduled board meetings after review and approval by our Compensation Committee. The exercise price of options was determined by our Board of Directors after taking into account a variety of factors, including the quality and growth of our management team and specific and general market comparables within our industry. In addition, our Board of Directors took into account the valuation opinion of our outside valuation consultant, who provided valuations of our common stock as of June 30, 2006 and December 31, 2006.

        On February 22, 2007, we granted 25,000, 72,500, and 37,500 options to purchase shares of our Class A common stock to Mr. Hansen, Ms. Walsh, and Mr. Hoover, respectively, at an exercise price of $4.70 per share, based upon the recommendations of our Compensation Committee and taking into account the considerations described above. On July 18, 2007, we granted 50,000 and 10,000 options to purchase shares of our Class A common stock to Mr. Hansen and Ms. Domeyer, respectively, at an exercise price of $9.50 per share, based upon the recommendations of our Compensation Committee and taking into account the considerations described above. On October 23, 2007, we granted 250,000, 35,000, 35,000, and 35,000 shares of our restricted stock to Mr. Brisco, Ms. Walsh, Mr. Hoover, and Ms. Domeyer, respectively, at a valuation of $9.70 per share, based upon the recommendations of our Compensation Committee and taking into account the considerations described above.

        Changes of control.    Our executives have historically been awarded stock option grants on a form stock option agreement that provides that 50% of all shares subject to each stock option grant will immediately vest in the event that the executive's service with the company or a successor entity is actually or constructively terminated without cause within 12 months following or six months prior to the occurrence of a change of control transaction. On July 18, 2007, our Board of Directors amended the terms of stock options granted to some executives prior to July 18, 2007, as further described in "—Employment Agreements and Potential Payments Upon Termination or Change of Control—Stock Option Agreements" below. Future grants of stock options, restricted stock, or other awards under the 2007 Equity Plan may involve different provisions for vesting following a change of control. The terms of restricted stock awards granted to executives on October 23, 2007, as described in "—Components of Our Executive Compensation Program—Long-Term Compensation," provide that 50% of any unvested shares of restricted stock will immediately vest upon a change of control transaction, and the remaining 50% will vest in the event that the executive's service with us or a successor entity is actually or constructively terminated without cause within 12 months following or six months prior to the change of control.

Benefits

        We provide the following benefits to our executive officers. All benefits are generally provided on the same basis as we provide to other employees.

  •
  Health, dental and vision insurance

  •
  Life insurance

  •
  Short- and long-term disability

  •
  401(k) plan with no company matching

  •
  Pre-tax heath care and dependent care flexible spending accounts

  •
  15 days of paid time off per year

        In addition, we provide some of our executive employees with supplemental long-term disability coverage. These benefits are generally comparable to those offered by companies with which we compete for employees.

Our Competitive Market

        The market for experienced management with the knowledge, skills and experience our organization requires is highly competitive. Our objective is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after by other companies in our industry and those industries that also require the skills we seek.

        We believe that our ability to offer significant upside potential through stock options and/or other equity instruments gives us a competitive advantage. Nonetheless, we must also offer cash compensation to our existing and prospective employees through base salaries and cash bonuses that are competitive in the marketplace.

        We also compete on the basis of our vision of future success, our culture and company values, and the excellence of our management personnel.

Total Compensation

        We intend to continue our strategy of compensating our executive officers at competitive levels, with the opportunity to impact their total annual compensation through performance-based incentive programs that include both cash and equity elements. Our approach to total executive compensation is designed to drive results that maximize our financial performance and deliver value to our stockholders. In light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, quarterly cash performance bonuses and long-term equity-based incentives, as well as a competitive benefits package.

Evolution of Our Compensation Approach

        Our compensation approach is necessarily tied to our stage of development and growth as a company. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve as our company and its underlying business strategy and performance expectations continue to grow and develop. Our Compensation Committee will continue to evaluate our compensation philosophy and make modifications to ensure an appropriate balance of compensation and incentives is maintained to drive the business.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table presents summary information regarding the compensation earned during the fiscal year ended December 31, 2006 by our chief executive officer, our current chief financial officer, our former chief financial officer, and our three other most highly compensated executive officers who received compensation during 2006 of at least $100,000 and who were executive officers on December 31, 2006. We refer to these six executive officers as our "named executive officers" elsewhere in this prospectus.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)	All Other Compensation		Total
Robert N. Brisco Chief Executive Officer, President and Director	2006	$360,000		$343,250	(2)	—	—		$703,250
Alexander Emil Hansen(3) Chief Financial Officer	2006	26,923	(4)	—		—	—		26,923
B. Lynn Walsh Executive Vice President of Corporate Development and General Counsel	2006	257,981		70,188	(2)	$25,322	—		353,491
Charles E. Hoover Senior Vice President of Marketing and Business Development and Chief Marketing Officer	2006	180,000		52,513	(2)	—	—		232,513
Christine Bucklin(5) Former Chief Operating Officer	2006	204,327		57,166		30,535	—		292,028
Stacey Peterson(6) Former Chief Financial Officer	2006	174,389		25,000		—	$210,944	(7)	410,333

(1)
Amounts represent stock-based compensation expense for fiscal year 2006 for stock options granted in 2006 as calculated in accordance with SFAS 123(R) and as further described in Note 10 "Accounting for Stock-Based Compensation" of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)
The portion of the disclosed bonus for each person that relates to such person's supplemental year-end bonus is: $50,000 as to Mr. Brisco; $10,000 as to Ms. Walsh; and $7,000 as to Mr. Hoover.

(3)
Mr. Hansen became our Chief Financial Officer in November 2006.

(4)
Amount does not include $5,770 paid in 2006 to Tatum, LLC, an executive services and consulting firm, in connection with the hiring of Mr. Hansen. Mr. Hansen is a partner of Tatum, LLC.

(5)
Ms. Bucklin's employment with the Company terminated in March 2007.

(6)
Ms. Peterson's employment with the Company terminated in November 2006.

(7)
Pursuant to her termination, Ms. Peterson received a lump sum severance payment of $202,500, as well as payments of premiums for life and accidental death and disability insurance.

Grants of Plan-Based Awards

        The following table presents summary information regarding grants of plan-based awards to named executive officers during the year ended December 31, 2006. The options included in the table below were issued under our 1998 Stock Plan. See "—Incentive Plans—1998 Stock Plan" below.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price per Share of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
Robert N. Brisco Chief Executive Officer, President and Director	—	—		—	—
Alexander Emil Hansen Chief Financial Officer	—	—		—	—
B. Lynn Walsh Executive Vice President of Corporate Development and General Counsel	5/16/2006	37,500	(1)	$4.00	$120,242
Charles E. Hoover Senior Vice President of Marketing and Business Development and Chief Marketing Officer	—	—		—	—
Christine Bucklin Former Chief Operating Officer	2/28/2006	35,000	(2)	4.00	112,598
Stacey Peterson Former Chief Financial Officer	—	—		—	—

(1)
Vesting commenced May 16, 2006 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter.

(2)
Vesting commenced February 28, 2006 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter. In accordance with the terms of her stock option agreement, vesting ceased following Ms. Bucklin's termination in March 2007.

(3)
For a discussion of methodology for determining the exercise price, see Note 10 "Accounting for Stock-Based Compensation" of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(4)
Amounts represent grant-date fair value of stock options granted in 2006 as calculated in accordance with SFAS 123(R) and as further described in Note 10 "Accounting for Stock-Based Compensation" of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Outstanding Equity Awards at December 31, 2006

        The following table presents summary information regarding the outstanding equity awards held by our named executive officers as of the year ended December 31, 2006.

Option Awards
Number of Securities Underlying Unexercised Option
Name					Option Exercise Price		Option Expiration Date
	Exercisable		Unexercisable
Robert N. Brisco Chief Executive Officer, President and Director	50,000 200,000 80,000	(1) (2) (3)	— 300,000 320,000	(2) (3)	$1.32 3.30 3.60	(6) (7)	11/09/14 11/08/15 11/08/15
Alexander Emil Hansen Chief Financial Officer	—		—		—		—
B. Lynn Walsh Executive Vice President of Corporate Development and General Counsel	7,500	(4)	30,000	(4)	4.00		5/16/16
Charles E. Hoover Senior Vice President of Marketing and Business Development and Chief Marketing Officer	36,000 20,000	(1) (2)	24,000 30,000	(1) (2)	1.20 3.00		11/09/14 11/08/15
Christine Bucklin Former Chief Operating Officer	15,000 7,000	(1) (5)	10,000 28,000	(1) (5)	1.20 4.00		11/09/14 2/28/16
Stacey Peterson Former Chief Financial Officer	—		—		—		—

(1)
Vesting commenced November 9, 2004 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter. Mr. Brisco has the right to early exercise the unvested portion of these options.

(2)
Vesting commenced November 8, 2005 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter.

(3)
Vesting commenced September 30, 2006 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter.

(4)
Vesting commenced May 16, 2006 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter.

(5)
Vesting commenced February 28, 2006 and vests 20% on the vesting start date, 20% on the one year anniversary of the vesting start date and 5% per quarter thereafter.

(6)
The exercise price of these options was set at 110% of the fair market value on the grant date.

(7)
The exercise price of these options was set at 120% of the fair market value on the grant date.

Employment Agreements and Potential Payments upon Termination or Change of Control

        Robert Brisco.    We are party to an employment agreement dated as of November 8, 1999, as amended, with Robert Brisco, our Chief Executive Officer. Mr. Brisco's current annual base salary is $360,000. He is also eligible to receive an annual performance bonus based on the achievement of performance goals established by our Board of Directors. In 2006, Mr. Brisco's performance bonus was $339,625. In accordance with his employment agreement, Mr. Brisco also received and has exercised options to purchase 600,000 shares of our common stock and 100,000 shares of our preferred stock. All such purchased common stock and preferred stock have fully vested.

        If Mr. Brisco is terminated without cause or is constructively terminated, he will be entitled to receive (i) nine months' base salary plus 75% of his maximum annual bonus for the year of termination, (ii) up to nine months continued participation in our employee benefit plans of general application, (iii) an extension of the exercise period to twelve months for his vested options, and (iv) accelerated vesting of not less than 35% of his unvested options.

        If Mr. Brisco is terminated without cause or is constructively terminated during the six-month period preceding a change of control or the twelve-month period following a change of control, he will be entitled to receive (i) eighteen months' base salary plus 150% of his maximum annual bonus for the year of termination, (ii) up to eighteen months' continued participation in our employee benefit plans of general application and (iii) an extension of the exercise period to twelve months for his vested options. For a discussion of the treatment of Mr. Brisco's unvested options upon a change of control, see "—Stock Option Agreements" below.

        Termination for cause of Mr. Brisco includes (i) the commission of an act of fraud or embezzlement upon us; (ii) being convicted of or pleading guilty or nolo contendere to a felony involving fraud, dishonesty or moral turpitude; or (iii) willful and continued failure to perform his material duties which is not remedied in a reasonable amount of time after written demand for substantial performance.

        Constructive termination includes (i) a diminution in Mr. Brisco's responsibilities, title, duties and reporting lines compared to those existing immediately prior to the change of control; (ii) a reduction in Mr. Brisco's base salary or annual performance bonus formula; (iii) relocation of Mr. Brisco to an office more than 50 miles from Mr. Brisco's then present location; or (iv) breach by us of Mr. Brisco's employment agreement.

        His employment agreement also provides that in the event the severance and other benefits described in his employment agreement constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and are subject to excise taxes imposed by Internal Revenue Code Section 4999, Mr. Brisco is entitled to reimbursement and additional gross-up payments from us to compensate him for any such taxes. In the event that Mr. Brisco receives severance payments in accordance with his employment agreement, his employment agreement provides that he will not directly or indirectly compete with us for a period of nine months following his termination. As referenced below, Mr. Brisco also participates in our Executive Retention Plan, which will automatically terminate upon the effective date of this offering.

        Alexander Emil Hansen.    Alexander Emil Hansen, our Chief Financial Officer, joined us in November 2006. On July 16, 2007, we entered into an employment agreement with Mr. Hansen. Under the terms of the employment agreement, Mr. Hansen receives an annual base salary of $200,000 and quarterly cash performance bonuses if we meet performance goals established by our Board of Directors. In accordance with his employment agreement, on July 18, 2007, Mr. Hansen was granted an option to purchase 50,000 shares of our Class A common stock at $9.50 per share. Twenty-five percent of Mr. Hansen's options will vest on the first anniversary of his employment agreement, and the remaining balance shall vest quarterly thereafter for three years. We may terminate Mr. Hansen's employment agreement for any reason with 30 days' prior written notice, or immediately if Mr. Hansen has engaged in any illegal or unethical conduct. Likewise, Mr. Hansen may terminate his employment for any reason with 30 days' prior written notice, or immediately if we engage in, or ask Mr. Hansen to engage in, illegal or unethical conduct, or if we fail to remain current with our obligations under his employment agreement or the Engagement Resources Agreement between us and Tatum, LLC. Mr. Hansen is a partner of Tatum, LLC and serves as a board committee member at Tatum, LLC.

        During his employment with us, we expect that Mr. Hansen will continue to be a partner with Tatum, LLC and have access to Tatum, LLC's resources for use in his employment with us. Tatum, LLC is an executive services and consulting firm that helps businesses find financial and technology personnel, including chief financial officers, chief information officers, controllers and financial analysts.

        Mr. Hansen's employment agreement does not require him to dedicate any specific portion of his time to fulfilling his duties as Chief Financial Officer, nor does the agreement restrict his ability to dedicate time to Tatum, LLC. Mr. Hansen has no ongoing duties with Tatum, LLC.

        Tatum, LLC provides us with access to its partners, who in turn provide us with financial knowledge and ongoing training opportunities. In consideration for these resources, we have entered into an agreement with Tatum, LLC, whereby we pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen's monthly base salary for the first sixteen months of his employment. The agreement provides that we pay Tatum, LLC a monthly fee equal to 12% of his monthly base salary for months seventeen to twenty-nine, and a monthly fee of $1,000 for the remainder of Mr. Hansen's employment. In addition, the agreement provides that we deduct 15% of any cash bonus otherwise payable to Mr. Hansen for the remainder of Mr. Hansen's employment and pay such amount directly to Tatum, LLC. Mr. Hansen indirectly benefits from any payments we make to Tatum, LLC through his ownership of a less than 1% interest in Tatum, LLC.

        If Mr. Hansen is terminated without cause within the first 180 days after the date of his employment agreement, he is entitled to receive a severance payment equal to one month's base salary. If he is terminated after the first 180 days after the date of his employment agreement, he is entitled to receive a severance payment equal to two months' base salary. For each additional six-month period of employment thereafter, Mr. Hansen will be entitled to receive another month of base salary as severance upon termination without cause, provided that his severance is limited to a maximum of nine months' base salary in aggregate. In addition, in the event that Mr. Hansen is terminated without cause, he will be entitled to receive all cash bonuses awarded to him by the Board of Directors prior to the termination date and his stock options will vest in accordance with his stock option agreement. If Mr. Hansen is terminated without cause after three years of employment, we will pay Tatum, LLC $1,000 for each month of severance that Mr. Hansen is entitled to receive.

        Lisa Morita.    Lisa Morita, our Chief Operating Officer, joined us in February 2007, pursuant to the terms of an offer letter dated December 27, 2006 (the Morita Letter). Pursuant to the Morita Letter, Ms. Morita receives an annual base salary of $275,000, and an annual cash performance bonus if we meet performance goals established by our Board of Directors. Ms. Morita received an option grant to purchase 150,000 shares of our Class A common stock, which vest 20% upon Ms. Morita's date of hire, 20% on the first anniversary of her employment and the remaining 60% will vest quarterly thereafter. Ms. Morita also received an option to purchase 40,000 shares of our Class A common stock, which vest 50% on the second anniversary of Ms. Morita's date of hire and 25% on each of her third and fourth anniversaries of her date of hire. In addition, Ms. Morita received $15,000 and an option grant to purchase 1,613 shares of our Class A common stock, which will vest over a four-year period and have an exercise price of $4.70 per share, as compensation for the fact that Ms. Morita did not receive from Yahoo! (her former employer) the full amount of her cash bonus for 2006 that she would have received in the absence of her departure. Ms. Morita's option grants also permit Ms. Morita to exercise early the full option grants for a cash payment of the exercise price. Under certain circumstances commencing after the second anniversary of her employment, Ms. Morita has an option redemption right whereby she can require us to redeem such options granted to her on her date of hire for a cash purchase price of $6.30 per vested option for which she has exercised her redemption right. As referenced below, Ms. Morita also participates in our Executive Retention Plan, which will automatically terminate upon the effective date of this offering. For a discussion of the treatment of Ms. Morita's unvested options upon a change of control, see "—Stock Option Agreements" below.

        Executive Retention Plan.    Mr. Brisco and Ms. Morita along with Debra Domeyer (our Chief Technology Officer), B. Lynn Walsh (our Executive Vice President of Corporate Development and General Counsel) and Charles Hoover (our Senior Vice President of Marketing and Business Development) also participate in our Executive Retention Plan, which was adopted by the Board of Directors in January 2002 and later amended and restated in May 2007. In the event of a change of control (as defined in the Executive Retention Plan) or the declaration and payment of a cash dividend on our preferred stock, we or our successor shall make lump sum cash payments to the participating employees calculated as a scaled percentage of the fair market value of the total consideration delivered by the acquirer or the total amount of dividend paid to holders of our preferred stock. The Executive Retention Plan will automatically terminate upon the effective date of this offering.

        Stock Option Agreements.    Under stock option agreements provided to Mr. Brisco, Ms. Domeyer, Mr. Hansen, Mr. Hoover, Ms. Morita and Ms. Walsh, we will generally accelerate the vesting of 50% of all unvested options if such executive's employment is terminated without cause within twelve months following, or six months preceding, a change of control. On July 18, 2007, our Board of Directors amended the terms of the stock options granted to these executives prior to July 18, 2007 to provide for acceleration of 100% of all unvested options upon a change of control, regardless of whether the executive's employment was terminated without cause. This amendment is not effective for stock options granted on or after July 18, 2007.

        Restricted Stock Agreements.    Under restricted stock agreements provided to Mr. Brisco, Ms. Walsh, Mr. Hoover and Ms. Domeyer, we will generally accelerate the vesting of 50% of all unvested shares of restricted stock upon a change of control, and the vesting of the remaining unvested restricted stock if such executive's employment is terminated without cause within twelve months following, or six months preceding, a change of control.

        Severance Agreements.    We are party to severance payment agreements with Mr. Hoover, Ms. Domeyer, Ms. Morita and Ms. Walsh. If any of these executives is terminated without cause, he or she will be entitled to receive a lump sum payment equal to nine months' base salary plus 75% of his or her maximum annual cash bonus target, and the continuation of employee health, dental and life insurance benefits for up to nine months. The severance payment agreements define termination for cause to include (i) termination for any act of personal dishonesty taken by the employee in connection with the employee's responsibilities to us after repeated written warnings; (ii) a felony conviction; (iii) termination due to a willful act that constitutes misconduct and is injurious to us after repeated written warnings; or (iv) gross negligence, recklessness, or willful misconduct or malfeasance in the performance by the employee of his or her duties after repeated written warnings.

        Stacey Peterson Severance Agreement and Release of Claims.    On April 19, 2007, we entered into a severance agreement and release of claims with Stacey Peterson, in connection with the termination of Ms. Peterson's employment with us on November 17, 2006. In accordance with the terms of the severance agreement and release of claims, Ms. Peterson received (i) a lump sum severance payment of $202,500 and (ii) a payment of $938.25 representing nine months of premiums for life and accidental death and disability insurance following her termination. Pursuant to the terms of the severance agreement and release of claims, Ms. Peterson surrendered 25,915 shares of Class A common stock at a price of $4.70 per share as repayment of the amount owed by Ms. Peterson to us in accordance with a promissory note. The promissory note related to Ms. Peterson's cash exercise of stock options to purchase 55,000 shares of our Class A common stock. In addition, we purchased the remainder of Ms. Peterson's 29,085 shares of our Class A common stock for an aggregate total of $93,072, or $3.20 per share. The severance agreement and release of claims also contains confidentiality and non-solicitation covenants in favor of us and a general release of claims by each party.

        Christine Bucklin Severance Agreement and Release of Claims.    On April 6, 2007, we entered into a severance agreement and release of claims with Christine Bucklin, in connection with the termination of Ms. Bucklin's employment with us on March 9, 2007. Under the terms of the severance agreement and release of claims, Ms. Bucklin received (i) a lump sum severance payment of $129,975, (ii) a lump sum payment of $46,000 for finder's fees earned as an independent consultant, (iii) a payment of $1,873 representing nine months of premiums for life and accidental death and disability insurance and company contributions to dental and vision insurance under COBRA, and (iv) a payment of $542 as reimbursement for a business expense, and is entitled to receive five equal installment payments totaling $50,000 to be paid over a five-month period ending in August 2007. The agreement also contains confidentiality and non-solicitation covenants in favor of us and a general release of claims by each party.

  Termination Payments

        The following table presents summary information regarding payments our named executive officers would have received if their employment had been terminated by us without cause or, in the case of Mr. Brisco only, if he had been constructively terminated, on December 31, 2006, and there was no change of control.

Name	Benefit	Amount Payable Upon Termination(3)
Robert N. Brisco Chief Executive Officer, President and Director	Cash Severance Medical, Dental and Vision Option Acceleration Value(2)	$532,500 2,758 680,444
Alexander Emil Hansen Chief Financial Officer	None	None
B. Lynn Walsh Executive Vice President of Corporate Development and General Counsel	Cash Severance Medical, Dental and Vision	251,250 5,725
Charles E. Hoover Senior Vice President of Marketing and Business Development and Chief Marketing Officer	Cash Severance Medical, Dental and Vision	177,000 6,305
Christine Bucklin Former Chief Operating Officer	Cash Severance Medical, Dental and Vision	221,250 6,305
Stacey Peterson(1) Former Chief Financial Officer	—	—

(1)
Ms. Peterson's employment with the Company terminated in November 2006. See "—Employment Agreements and Potential Payments upon Termination of Change of Control—Stacey Peterson Severance Agreement and Release of Claims" above for a description of the terms of her severance agreement and release of claims.

(2)
Option acceleration value reflects the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock less the exercise price) at the assumed payment date, which is December 31, 2006.

(3)
For Mr. Brisco, reflects amount that would have been payable upon termination by us without cause or if Mr. Brisco had been constructively terminated. For all other named executive officers, reflects amount that would have been payable upon termination by us without cause only.

  Change of Control Termination

        The following table presents summary information regarding payments our named executive officers would have received if, following a change of control, their employment had been terminated by us without cause or, in the case of Mr. Brisco only, if he had been constructively terminated, on December 31, 2006. On July 18, 2007, our Board of Directors amended the terms of stock options granted to these executives prior to July 18, 2007, as further described in "—Employment Agreements and Potential Payments upon Termination or Change of Control—Stock Option Agreements" above.

Name	Benefit	Amount Payable Upon Termination(2)
Robert N. Brisco Chief Executive Officer, President and Director	Cash Severance Medical, Dental and Vision Option Acceleration Value(1)	$1,065,000 2,758 972,063	(3)
Alexander Emil Hansen Chief Financial Officer	None	None
B. Lynn Walsh Executive Vice President of Corporate Development and General Counsel	Cash Severance Medical, Dental and Vision Option Acceleration Value(1)	251,250 5,725 86,388
Charles E. Hoover Senior Vice President of Marketing and Business Development and Chief Marketing Officer	Cash Severance Medical, Dental and Vision Option Acceleration Value(1)	177,000 6,305 89,550
Christine Bucklin Former Chief Operating Officer	Cash Severance Medical, Dental and Vision Option Acceleration Value(1)	221,250 6,305 27,300

(1)
Option acceleration value reflects the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock less the exercise price) at the assumed payment date, which is December 31, 2006.

(2)
For Mr. Brisco, reflects amount that would have been payable upon termination by us without cause or if Mr. Brisco had been constructively terminated. For all other named executive officers, reflects amount that would have been payable upon termination by us without cause only.

(3)
Excludes contractual rights to gross-up payments to cover excise taxes that may be imposed by Internal Revenue Code Section 4999.

        In addition to the foregoing, Mr. Brisco, Ms. Walsh and Mr. Hoover participate in our Executive Retention Plan, which provides for payments in the event of a change of control. However, the Executive Retention Plan will automatically terminate upon the effective date of this offering. See "—Employment Agreements and Potential Payments upon Termination or Change of Control—Executive Retention Plan" above.

Incentive Plans

        Our incentive plans currently in effect are the 1998 Stock Plan, the 2000 Stock Plan and the 2007 Equity Plan. Upon the effectiveness of the 2007 Equity Plan, we ceased granting options under the 1998 Stock Plan and the 2000 Stock Plan.

1998 Stock Plan

        Our 1998 Stock Plan, as amended, provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1998 Stock Plan, as amended, was adopted by our Board of Directors on October 9, 1998 and approved by our stockholders on October 9, 1998.

        As of September 30, 2007, options to purchase 2,722,200 shares of Class A common stock were outstanding under the 1998 Stock Plan.

  Administration

        The Compensation Committee of our Board of Directors administers the 1998 Stock Plan. The administrator of our 1998 Stock Plan has the power to determine, among other things, the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

  Stock Options

        The exercise price of all incentive stock options must be at least equal to the fair market value of our Class A common stock on the date of grant, and their terms may not exceed ten years. With respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years, and the exercise price must be no less than 110% of the fair market value on the grant date.

        In the case of nonstatutory stock options, the exercise price of all nonstatutory stock options must be no less than 85% of the fair market value of our Class A common stock on the date of grant, and their terms may not exceed ten years. With respect to any service provider who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price must be no less than 110% of the fair market value on the grant date.

        Unless otherwise provided in an option agreement, options granted under the 1998 Stock Plan must generally be exercised within three months after the end of a participant's status as an employee, director or consultant of the Company, or within twelve months after a participant's termination as a result of the participant's death or disability, as defined in the 1998 Stock Plan, but in no event later than the expiration of the option's term.

  Transferability of Options

        Options and stock purchase rights granted under the 1998 Stock Plan are generally not transferable by the participant, and each option and stock purchase right is exercisable during the lifetime of the participant only by such participant.

  Stock Purchase Rights

        In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreements grant us a repurchase option exercisable upon the voluntary or involuntary termination of the participant's employment or consulting relationship with us for any reason, including death or disability, as defined in the 1998 Stock Plan. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the participant and may be paid in cash or by our cancellation of any purchase-money indebtedness of the participant owed to us. The repurchase option shall lapse at a rate determined by the administrator.

  Adjustment on Changes in Capitalization

        Subject to any required action by our stockholders, if any change, such as a stock split, reverse stock split, stock dividend, combination or reclassification, is made in our capitalization which results in an increase or decrease in the number of issued shares of our common stock without our receipt of consideration, certain adjustments will be made, including adjustments in the price of outstanding options or stock purchase rights, and in the number of shares subject to such options and stock purchase rights. The conversion of any of our convertible securities will not be deemed a change effected without our receipt of consideration.

  Effect of Any Dissolution or Liquidation

        In the event of any proposed dissolution or liquidation, the administrator will notify participants holding outstanding options and stock purchase rights as soon as practicable prior to such proposed action. The administrator may provide in its discretion for such participants to have the right to exercise their options or stock purchase rights until fifteen days prior to such transaction, as to all stock subject to such options or stock purchase rights, including shares as to which the participant's option or right would not otherwise be exercisable. To the extent the participant does not exercise his option or stock purchase right, it will terminate immediately prior to the consummation of the proposed action. In addition, the administrator may provide that any repurchase option we have will lapse as to all of the participant's unvested shares.

  Adjustments upon Merger or Asset Sale

        The 1998 Stock Plan provides that in the event that we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option or right substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the participants will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the participant that the option or stock purchase right is fully exercisable for a period of fifteen days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of such fifteen-day period.

  Amendment and Termination of the 1998 Stock Plan

        Our Board has the authority to amend, suspend or terminate the 1998 Stock Plan, so long as no such action impairs the rights of any participant under the 1998 Stock Plan, or the participant otherwise agrees. Unless earlier terminated or subsequently amended, the 1998 Stock Plan will automatically terminate on October 9, 2008.

2000 Stock Plan

        Our 2000 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 Stock Plan, as amended, was adopted by our Board of Directors on November 30, 2000 and approved by our stockholders on November 30, 2000.

        As of September 30, 2007, options to purchase 191,542 shares of Class C common stock were outstanding under the 2000 Stock Plan.

  Administration

        The Compensation Committee of our Board of Directors administers the 2000 Stock Plan. The administrator of our 2000 Stock Plan has the power to determine, among other things, the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

  Stock Options

        The exercise price of all incentive stock options must be at least equal to the fair market value of our Class C common stock on the date of grant, and their terms may not exceed ten years. With respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years, and the exercise price must be no less than 110% of the fair market value of our Class C common stock on the grant date.

        In the case of nonstatutory stock options, the exercise price of all nonstatutory stock options must be no less than 85% of the fair market value of our Class C common stock on the date of grant, and their terms may not exceed ten years. With respect to any service provider who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price must be no less than 110% of the fair market value of our Class C common stock on the grant date.

        Unless otherwise provided in an option agreement, options granted under the 2000 Stock Plan must generally be exercised within three months after the end of a participant's status as an employee, director or consultant of Internet Brands, or within twelve months after a participant's termination as a result of the the participant's death or disability, as defined in the 2000 Stock Plan, but in no event later than the expiration of the option's term.

  Transferability of Options

        Options and stock purchase rights granted under the 2000 Stock Plan are generally not transferable by the participant, and each option and stock purchase right is exercisable during the lifetime of the participant only by such participant.

  Stock Purchase Rights

        In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreements grant us a repurchase option exercisable upon the voluntary or involuntary termination of the participant's employment or consulting relationship with us for any reason, including death or disability, as defined in the 2000 Stock Plan. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the participant and may be paid by our cancellation of any indebtedness of the participant owed to us. The repurchase option shall lapse at a rate determined by the administrator.

  Adjustment on Changes in Capitalization

        Subject to any required action by our stockholders, if any change, such as a stock split, reverse stock split, stock dividend, combination or reclassification, is made in our capitalization which results in an increase or decrease in the number of issued shares of our common stock without our receipt of consideration, certain adjustments will be made, including adjustments in the price of outstanding options or stock purchase rights, and in the number of shares subject to such options and stock purchase rights. The conversion of any of our convertible securities will not be deemed a change effected without our receipt of consideration.

  Effect of Any Dissolution or Liquidation

        In the event of any proposed dissolution or liquidation, the administrator will notify participants holding outstanding options and stock purchase rights as soon as practicable prior to such proposed action. The administrator may provide in its discretion for such participants to have the right to exercise their options or stock purchase rights until ten days prior to such transaction, as to all stock subject to such options or stock purchase rights, including shares as to which the participant's option or right would not otherwise be exercisable. To the extent the participant does not exercise his option or stock purchase right, it will terminate immediately prior to the consummation of the proposed action. In addition, the administrator may provide that any repurchase option we have will lapse as to all of the participant's unvested shares.

  Adjustments upon Merger or Asset Sale

        The 2000 Stock Plan provides that in the event that we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option or right substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the administrator must notify the participant that the option or stock purchase right is exercisable, to the extent vested, for a period of fifteen days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the fifteen-day period.

  Amendment and Termination of the 2000 Stock Plan

        Our Board has the authority to amend, suspend or terminate the 2000 Stock Plan, so long as no such action impairs the rights of any participant under the 2000 Stock Plan, or the participant otherwise agrees. Unless earlier terminated or subsequently amended, the 2000 Stock Plan will automatically terminate on November 30, 2010.

2007 Equity Plan

        We have adopted the 2007 Equity Plan to take effect on October 23, 2007. The purpose of our 2007 Equity Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

  Administration

        Our Compensation Committee will administer our 2007 Equity Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2007 Equity Plan and to adopt, alter and repeal rules, guidelines and practices relating to our 2007 Equity Plan, subject to tax and regulatory requirements and the terms of the 2007 Equity Plan.

        The committee will have full discretion to administer and interpret the 2007 Equity Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised, subject to tax and regulatory requirements and the terms of the 2007 Equity Plan.

  Eligibility

        All of our employees, directors, officers and consultants will be eligible for awards under our 2007 Equity Plan. The committee has the sole and complete authority to determine who will be granted an award under the 2007 Equity Plan.

  Number of Shares Authorized

        The 2007 Equity Plan provides for an aggregate of 1,868,251 shares of our Class A common stock to be available for awards, subject to annual increases of up to 1,500,000 shares for five years beginning in 2009. The number of shares available under the 2007 Equity Plan may be further increased by certain shares awarded under the 2007 Equity Plan, the 1998 Stock Plan, or the 2000 Stock Plan that are surrendered or forfeited after the effective date of the 2007 Equity Plan. The maximum aggregate number of shares available for awards will not exceed 12,282,006. No participant may be granted awards of options and stock appreciation rights with respect to more than 1,500,000 shares of our common stock in any one year. No more than 1,500,000 shares of our common stock may be granted under our 2007 Equity Plan with respect to performance compensation awards in any one year. If there is any change in our corporate capitalization, the committee will make certain adjustments, which may include adjustments to the number of shares reserved for issuance under our 2007 Equity Plan, the number of shares covered by awards then outstanding under our 2007 Equity Plan, the limitations on awards under our 2007 Equity Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        Unless earlier terminated by our Board of Directors, the 2007 Equity Plan will expire on October 23, 2017 and no further awards may be granted after that date.

  Awards Available for Grant

        The committee may grant awards of nonstatutory stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing. Although the 2007 Equity Plan authorizes all of the foregoing types of awards, we do not currently intend to grant performance compensation awards.

  Options

        The committee will be authorized to grant options to purchase shares of common stock that are either "incentive stock options," meaning they are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, or "nonstatutory stock options," meaning they are not intended to satisfy the requirements of Section 422. Options granted under our 2007 Equity Plan will be subject to the terms and conditions established by the committee. Under the terms of our 2007 Equity Plan, the exercise price of the options generally will not be less than the fair market value of our common stock at the time of grant (or 110% of the fair market value in the case of an option granted to a more than 10% stockholder). Options granted under the 2007 Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by committee and specified in the applicable award agreement. The maximum term of an option granted under the 2007 Equity Plan will be ten years from the date of grant (or five years in the case of an incentive stock option granted to a more than 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for at least six months or have been purchased on the open market, or, at the discretion of the committee and to the extent permitted by law, through a broker-assisted cashless exercise mechanism, by means of a net exercise procedure approved by the committee or by such other method as the committee may determine to be appropriate.

  Stock Appreciation Rights

        The committee will be authorized to award stock appreciation rights, or SARs, under the 2007 Equity Plan. SARs will be subject to the terms and conditions established by the committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2007 Equity Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the committee and reflected in the award agreement.

  Restricted Stock

        The committee will be authorized to award restricted stock under the 2007 Equity Plan. Awards of restricted stock will be subject to the terms and conditions established by the committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the committee for a specified period. While restricted stock remains unvested, the recipient will have voting rights with respect to the shares; the committee will determine whether dividends with respect to the unvested shares will be payable on a current basis or will be subject to vesting and other restrictions. Unless the committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

  Restricted Stock Unit Awards

        The committee will be authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the committee. Unless the committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the committee.

  Stock Bonus Awards

        The committee will be authorized to grant awards of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the committee may determine.

  Performance Compensation Awards

        The committee may grant any award under the 2007 Equity Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may also grant a cash bonus award designated as a performance compensation award. The committee may establish these performance goals with reference to one or more of the following:

  •
  net earnings or net income (before or after taxes);

  •
  basic or diluted earnings per share (before or after taxes);

  •
  net revenue or net revenue growth;

  •
  gross profit or gross profit growth;

  •
  net operating profit (before or after taxes);

  •
  return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

  •
  cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

  •
  earnings before or after taxes, interest, depreciation, and amortization;

  •
  gross or operating margins;

  •
  productivity ratios;

  •
  share price (including, but not limited to, growth measures and total stockholder return); and

  •
  expense targets;

  •
  margins;

  •
  operating efficiency;

  •
  objective measures of customer satisfaction;

  •
  working capital targets;

  •
  measures of economic value added; and

  •
  enterprise value.

  Transferability

        Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. Except for such limited transfers as may be permitted under applicable law and approved by the committee in its sole discretion, an award may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

  Amendment

        Our Board of Directors may amend, suspend or terminate our 2007 Equity Plan at any time; however, stockholder approval to amend our 2007 Equity Plan may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

  Change of Control

        In the event of a change of control, as defined in the 2007 Equity Plan, all outstanding options and equity awards (other than performance compensation awards) issued under the 2007 Equity Plan may, at the discretion of the committee, become up to 100% vested and performance compensation awards may vest based on the level of attainment of the specified performance goals or on such other basis as the committee determines. The committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change of control.

  Effect of a merger, acquisition, reorganization, or liquidation.

        In the event of certain mergers, stock or asset acquisitions, reorganizations, or liquidations, the committee may in its discretion and with ten days advance notice cancel any outstanding awards and cause the recipients of the awards to be paid the value of such awards, whether or not vested or exercisable, based on the price per share of common stock received or to be received by other stockholders in the transaction.

Director Compensation Table

        The following table presents summary information regarding compensation paid or accrued for services rendered to us in all capacities to the members of our Board of Directors (other than Mr. Brisco, who is a named executive officer) for the fiscal year ended December 31, 2006.

Name	Option Awards(1)		Total
Kenneth B. Gilman	—		—
Marcia Goodstein	—		—
Gerald Greenwald	—		—
William Gross	—		—
Martin R. Melone	—		—
Howard Lee Morgan	—		—
Roger S. Penske	—		—
James R. Ukropina	$34,898	(2)	$34,898

(1)
Amount represents stock-based compensation expense for fiscal year 2006 for stock options granted in 2006 as calculated in accordance with SFAS 123(R) and as further described in Note 10 "Accounting for Stock-Based Compensation" of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)
The grant-date fair value of these options as calculated in accordance with SFAS 123(R) was $128,683. As of December 31, 2006, this grant constituted options to purchase 40,000 shares of our Class A common stock. These options were granted on February 28, 2006 and vest at a rate of 1/16 per quarter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the director and executive compensation arrangements discussed above under "Executive Compensation," the following is a description of certain relationships or transactions since January 1, 2004, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Share Exchange Agreement

        On April 26, 2005 and in accordance with that certain Share Exchange Agreement, we issued 2,000,000 shares of our Class B common stock to Idealab Holdings, L.L.C., in exchange for (i) 2,200,000 shares of our Series D preferred stock held by Idealab Holdings, L.L.C. and (ii) certain other restrictions placed on the sale of our stock held by Idealab Holdings, L.L.C. both prior to and following an initial public offering of our common stock. Our restated certificate of incorporation provides that each share of Class B common stock entitles its holder to 20 votes on matters submitted to a vote of our stockholders. Upon consummation of this offering, Idealab Holdings, L.L.C., through its ownership of our Class A common stock and its exclusive ownership of our Class B common stock, will have control of approximately 67% of the votes represented by our Class A common stock, on an as-converted basis, and Class B common stock outstanding as of September 30, 2007.

        Prior to this offering, we entered into a Lock-Up Agreement with Idealab Holdings, L.L.C. See "Shares Eligible for Future Sale—Lock-Up Arrangements." In addition to subjecting Idealab Holdings, L.L.C. to a lock-up arrangement with us, the Lock-Up Agreement amends the Share Exchange Agreement to permit Idealab Holdings, L.L.C. or any permitted transferee of its registration rights with respect to 2,000,000 shares of our Class A common stock issuable upon the conversion of Class B common stock to exercise demand registration rights as early as one year following the completion of this offering and to exercise piggyback registration rights subject to the terms and conditions of its lock-up agreement with the underwriters. See "Description of Capital Stock—Registration Rights."

Transactions with Entities Affiliated with our Directors

        On March 1, 2007, we entered into an Online Marketing Systems and Services Agreement with smart USA Distributor, LLC, a wholly owned subsidiary of Penske Automotive Group, Inc. (formerly United Auto Group, Inc.). Roger Penske, a member of our Board of Directors, is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Penske Automotive Group, Inc. (formerly United Auto Group, Inc.). Pursuant to the Online Marketing Systems and Services Agreement, we have developed and will continue to maintain certain technology systems, provide lead management services and other online management services, as well as customer care center services, to smart USA Distributor, LLC. Pursuant to the terms of the agreement, we received an upfront technology systems fee of $607,300, and will receive $526,900 in service fees annually along with additional fees based on the volume of leads processed and other services provided. The term of the Online Marketing Systems and Services Agreement ends thirty-six months after the commencement of certain services, with automatic renewals of up to two additional twenty-four month periods, unless earlier terminated by either party in accordance with the termination provisions.

        On February 27, 2007, our Board of Directors authorized extending the expiration dates of warrants to purchase 1,554,314 shares of our Series F preferred stock issued to entities which are affiliated with Mr. Penske. The warrants, originally due to expire in May 2007 and 2008, will now expire on the earlier to occur of December 31, 2008 or the termination of Roger Penske's service as a Director.

        Since January 1, 2004, we have entered into transactions for the provision of lead-generation and auto brokerage services to automotive dealerships owned by entities which are affiliated with

Mr. Penske. In 2004, 2005 and 2006, the aggregate revenues generated in connection with these transactions were approximately $2.3 million, $2.3 million and $2.1 million, respectively. The aggregate revenues generated in connection with these transactions in the first nine months of 2007 were approximately $1.1 million.

Certain Relationships of Our Directors and Management

        Two of our directors, Mr. Gross and Ms. Goodstein, are married. Mr. Brisco, our Chief Executive Officer and President, and Ms. Walsh, our Executive Vice President of Corporate Development and General Counsel, share a household.

        During his employment with us, we expect that Mr. Hansen will continue to be a partner with Tatum, LLC and have access to Tatum, LLC's resources for use in his employment with us. In consideration for these resources, we have entered into an agreement with Tatum, LLC, whereby we pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen's monthly base salary for the first sixteen months of his employment. The agreement provides that we pay Tatum, LLC a monthly fee equal to 12% of his monthly base salary for months seventeen to twenty-nine, and a monthly fee of $1,000 for the remainder of Mr. Hansen's employment. In addition, the agreement provides that we deduct 15% of any cash bonus otherwise payable to Mr. Hansen for the remainder of Mr. Hansen's employment and pay such amount directly to Tatum, LLC. Mr. Hansen indirectly benefits from any payments we make to Tatum, LLC through his ownership of a less than 1% interest in Tatum, LLC. Mr. Hansen's employment agreement with us does not require him to dedicate any specific portion of his time to fulfilling his duties as Chief Financial Officer, nor does the agreement restrict his ability to dedicate time to Tatum, LLC. Mr. Hansen has no ongoing duties with Tatum, LLC.

Certain Indebtedness of Our Directors and Management

        Listed below are descriptions of all indebtedness of our directors and executive officers to us.

        Robert N. Brisco.    On November 20, 2003, Robert N. Brisco, our Chief Executive Officer and President, issued a promissory note to us in the initial principal amount of $1,325,000 as payment for the exercise of options to purchase 2,650,000 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.1% per year. On or before July 19, 2007, the outstanding principal amount of $1,325,000, together with the outstanding interest amount of $15,170.34 were repaid in accordance with the promissory note's terms, using 141,070 shares of our Class A common stock valued at $9.50 per share.

        B. Lynn Walsh.    On November 20, 2003, B. Lynn Walsh, our Executive Vice President of Corporate Development and General Counsel, issued a promissory note to us in the initial principal amount of $201,250 as payment for the exercise of options to purchase 402,500 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.1% per year. On June 10, 2005, Ms. Walsh issued a promissory note to us in the initial principal amount of $90,000 as payment for the exercise of options to purchase 50,000 shares of our Class A common stock at $1.80 per share. The promissory note earned interest at a rate of 3.86% per year. On or before July 19, 2007, the outstanding promissory notes in the aggregate principal amount of $291,250, together with outstanding interests in the aggregate of $4,198.22 were repaid in accordance with their terms, using $4,198.22 cash and 30,658 shares of our Class A common stock valued at $9.50 per share.

        Debra S. Domeyer.    On November 24, 2003, Debra S. Domeyer, our Chief Technology Officer, issued a promissory note to us in the initial principal amount of $187,500 as payment for the exercise of options to purchase 375,000 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.1% per year. On or before July 19, 2007, the outstanding principal amount of $187,500, together with the outstanding interest amount of $2,146.75 were repaid in accordance with the promissory note's terms, using $100,000 cash and 9,436 shares of our Class A common stock valued at $9.50 per share.

        Charles E. Hoover.    On November 20, 2003, Charles E. Hoover, our Senior Vice President of Marketing and Business Development, issued a promissory note to us in the initial principal amount of $176,250 as payment for the exercise of options to purchase 352,500 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.1% per year. On or before July 19, 2007, the outstanding principal amount of $176,250, together with the outstanding interest amount of $2,017.94 were repaid in accordance with the promissory note's terms, using $89,998.69 in cash and 9,291 shares of our Class A common stock valued at $9.50 per share.

        Christine Bucklin.    On November 20, 2003, Christine Bucklin, our former Chief Operating Officer, issued a promissory note to us in the initial principal amount of $262,500 as payment for the exercise of options to purchase 525,000 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.1% per year. On or before July 19, 2007, the outstanding principal amount of $262,500, together with the outstanding interest amount of $3,005.45 were repaid in accordance with the promissory note's terms, using 27,948 shares of our Class A common stock valued at $9.50 per share.

        Kenneth B. Gilman.    On September 13, 2005, Kenneth B. Gilman, a Director, issued a promissory note to us in the initial principal amount of $50,000 as payment for the exercise of options to purchase 50,000 shares of our Class A common stock, of which 25,000 shares are exercisable at $0.50 per share and 25,000 shares are exercisable at $1.50 per share. The promissory note earned interest at a rate of 4.31% per year. On or before July 19, 2007, the outstanding principal amount of $50,000, together with the outstanding interest amount of $1,068.64 were repaid in accordance with the promissory note's terms, using $51,068.64 cash.

        Gerald Greenwald.    On December 18, 2002, Gerald Greenwald, a Director, issued a promissory note to us in the initial principal amount of $12,500 as payment for the exercise of options to purchase 25,000 shares of our Class A common stock at $0.50 per share. The promissory note earned interest at a rate of 2.7% per year, compounded semiannually. On or before July 19, 2007, the outstanding principal amount of $12,500, together with the outstanding interest amount of $1,635.13, were repaid in accordance with the promissory note's terms, using $14,135.13 cash.

        On May 11, 2005, Mr. Greenwald issued three promissory notes to us in the initial principal amounts of $22,500, $15,000 and $37,500, respectively, as payment for the exercise of options to purchase 15,000, 10,000 and 25,000 shares of our of Class A common stock, respectively, each at $1.50 per share. Each promissory note earned interest at a rate of 3.4% per year, compounded semiannually. On or before July 19, 2007, the aggregate outstanding principal amount of $75,000, together with the aggregate outstanding interest of $5,744.84 were repaid in accordance with the promissory notes' terms, using $80,744.84 cash.

Indemnification of Directors and Executive Officers

        Prior to the completion of this offering, our restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by applicable law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Management—Limitation of Liability and Indemnification Matters."

Policies and Procedures for Related Party Transactions

        Related person transactions, which we define as all transactions involving an executive officer, director or holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons, are reviewed and approved by the Audit and Ethics Committee of our Board of Directors.

        In any transaction involving a related person, our Audit and Ethics Committee considers all of the available material facts and circumstances of the transaction, including the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director's independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available.

        After considering all such facts and circumstances, our Audit and Ethics Committee determines whether approval or ratification of the related person transaction is in our best interests. For example, if our Audit and Ethics Committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our Board of Directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our Audit and Ethics Committee may recommend that our Board of Directors reject the transaction if it could affect our ability to comply with securities laws and regulations or the NASDAQ Global Market's listing requirements.

        The policies and procedures described above for reviewing and approving related person transactions are not in writing. However, the charter for our Audit and Ethics Committee provides that one of the Committee's responsibilities is to review and approve in advance any proposed related person transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents summary information with respect to the beneficial ownership of our Class A common stock, on an as-converted basis, and Class B common stock known to us as of October 23, 2007 by:

  •
  each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of any class of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group; and

  •
  the other selling stockholders participating in this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person are deemed to be outstanding if the options or warrants are exercisable within 60 days of October 23, 2007. The shares subject to options and warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 37,822,469 shares of Class A common stock, on an as-converted basis, and 3,025,000 shares of Class B common stock, outstanding as of October 23, 2007; and 40,172,584 shares of our Class A common stock and 3,025,000 shares of our Class B common stock, to be outstanding immediately following the completion of this offering.

        Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

        Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Internet Brands, Inc., 909 North Sepulveda Blvd., 11th Floor, El Segundo, California 90245.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)(45)							Shares Beneficially Owned After the Offering(1)(45)							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full(1)
	Class A		Class B				Class A Shares Offered Number	Class A		Class B				Number of Shares to be Sold if Underwriters' Option is Exercised in Full	Class A		Class B
Name and Address of Beneficial Owner					Total %	Total Voting %						Total %	Total Voting %						Total %	Total Voting %
	Number	%	Number	%				Number	%	Number	%				Number	%	Number	%
5% Stockholders:
Idealab and affiliated entities(2)	11,853,114	31.28%	3,025,000	100%	36.36%	73.53%	2,534,618	9,318,496	23.15%	3,025,000	100%	28.53%	69.30%	3,109,752	8,743,362	21.73%	3,025,000	100%	27.20%	68.73%
Robert N. Brisco(3)	3,668,929	9.58%	—	—	8.88%	3.71%	—	3,668,929	9.03%	—	—	8.40%	3.63%	—	3,668,929	9.03%	—	—	8.40%	3.63%
Roger S. Penske and affiliated entities(4)	3,269,725	8.27%	—	—	7.68%	3.27%	—	3,269,725	7.80%	—	—	7.28%	3.19%	—	3,269,725	7.80%	—	—	7.28%	3.19%
Foundation Capital II, L.P. and affiliated entities(5)	2,318,852	6.13%	—	—	5.68%	2.36%	—	2,318,852	5.77%	—	—	5.37%	2.30%	—	2,318,852	5.77%	—	—	5.37%	2.30%
Clearstone Venture Management I, LLC and affiliated entities(6)	1,888,818	4.99%	—	—	4.62%	1.92%	591,858	1,296,960	3.23%	—	—	3.00%	1.29%	726,157	1,162,661	2.89%	—	—	2.69%	1.15%
Named Executive Officers and Directors:
Robert N. Brisco(3)	3,668,929	9.58%	—	—	8.88%	3.71%	—	3,668,929	9.03%	—	—	8.40%	3.63%	—	3,668,929	9.03%	—	—	8.40%	3.63%
Alexander Emil Hansen(7)	11,250	*	—	—	*	*	—	11,250	*	—	—	*	*	—	11,250	*	—	—	*	*
B. Lynn Walsh(8)	543,842	1.44%	—	—	1.33%	*	—	543,842	1.35%	—	—	1.26%	*	25,000	518,842	1.29%	—	—	1.20%	*
Charles E. Hoover(9)	463,708	1.22%	—	—	1.13%	*	—	463,708	1.15%	—	—	1.07%	*	34,300	429,408	1.07%	—	—	*	*
Christine Bucklin(10)	527,302	1.39%	—	—	1.29%	*	—	527,302	1.31%	—	—	1.22%	*	—	527,302	1.31%	—	—	1.22%	*
Stacey Peterson	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kenneth B. Gilman(11)	53,351	*	—	—	*	*	—	53,351	*	—	—	*	*	—	53,351	*	—	—	*	*
Marcia Goodstein(12)	16,080	*	—	—	*	*	3,917	12,163	*	—	—	*	*	4,806	11,274	*	—	—	*	*
Gerald Greenwald(13)	328,828	*	—	—	*	*	—	328,828	*	—	—	*	*	—	328,828	*	—	—	*	*
William Gross(14)	11,856,207	31.29%	3,025,000	100%	36.37%	73.54%	2,534,618	9,321,589	23.16%	3,025,000	100%	28.53%	69.31%	3,109,752	8,746,455	21.73%	3,025,000	100%	27.20%	68.73%
Martin R. Melone(15)	44,897	*	—	—	*	*	—	44,897	*	—	—	*	*	—	44,897	*	—	—	*	*
Howard Lee Morgan(16)	54,897	*	—	—	*	*	—	54,897	*	—	—	*	*	—	54,897	*	—	—	*	*
Roger S. Penske(4)	3,269,725	8.27%	—	—	7.68%	3.27%	—	3,269,725	7.80%	—	—	7.28%	3.19%	—	3,269,725	7.80%	—	—	7.28%	3.19%
James R. Ukropina(17)	23,885	*	—	—	*	*	—	23,885	*	—	—	*	*	—	23,885	*	—	—	*	*
All executive officers and directors as a group (14 persons)(18)	20,817,734	51.71%	3,025,000	100%	55.09%	80.71%	2,538,536	18,279,198	42.90%	3,025,000	100%	49.32%	76.41%	3,186,358	17,631,376	41.38%	3,025,000	100%	45.27%	75.78%
Other Selling Stockholders:
Richard B. Abbit	1,250	*	—	—	*	*	783	467	*	—	—	*	*	961	289	*	—	—	*	*
Lawrence Abramson	2,379	*	—	—	*	*	1,491	888	*	—	—	*	*	1,829	550	*	—	—	*	*
Michael C. Baum	157	*	—	—	*	*	63	94	*	—	—	*	*	77	80	*	—	—	*	*
Bentley Capital, LLC(19)	793	*	—	—	*	*	497	296	*	—	—	*	*	610	183	*	—	—	*	*
Alvin Block(20)	4,000	*	—	—	*	*	2,507	1,493	*	—	—	*	*	3,076	924	*	—	—	*	*
Andrew Block(21)	500	*	—	—	*	*	313	187	*	—	—	*	*	384	116	*	—	—	*	*
Michael Block(22)	500	*	—	—	*	*	313	187	*	—	—	*	*	384	116	*	—	—	*	*
The Board of Trustees of Leland Stanford Junior University	3,890	*	—	—	*	*	323	3,567	*	—	—	*	*	396	3,494	*	—	—	*	*
Michael Boehm	14,375	*	—	—	*	*	1,880	12,495	*	—	—	*	*	2,307	12,068	*	—	—	*	*

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)(45)							Shares Beneficially Owned After the Offering(1)(45)							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full(1)

	Class A		Class B				Class A Shares Offered Number	Class A		Class B				Number of Shares to be Sold if Underwriters' Option is Exercised in Full	Class A		Class B
Name and Address of Beneficial Owner					Total %	Total Voting %						Total %	Total Voting %						Total %	Total Voting %
	Number	%	Number	%				Number	%	Number	%				Number	%	Number	%
Robert Buce	31,726	*	—	—	*	*	19,883	11,843	*	—	—	*	*	24,394	7,332	*	—	—	*	*
Peggy Burkhardt	1,586	*	—	—	*	*	994	592	*	—	—	*	*	1,219	367	*	—	—	*	*
Chris Camillo	1,564	*	—	—	*	*	313	1,251	*	—	—	*	*	384	1,180	*	—	—	*	*
Michael Carrigan	29,102	*	—	—	*	*	397	28,705	*	—	—	*	*	487	28,615	*	—	—	*	*
Charco Ventures L.P.(23)	39,276	*	—	—	*	*	24,614	14,662	*	—	—	*	*	30,199	9,077	*	—	—	*	*
Michael D. Charney	793	*	—	—	*	*	497	296	*	—	—	*	*	610	183	*	—	—	*	*
Harvey Cohen & Sandra Cohen(24)	8,493	*	—	—	*	*	1,253	7,240	*	—	—	*	*	1,538	6,955	*	—	—	*	*
Comdisco Ventures Fund A, LLC(25)	76,429	*	—	—	*	*	1,253	75,176	*	—	—	*	*	1,538	74,891	*	—	—	*	*
Cyber Speed Limited(26)	116,464	*	—	—	*	*	19,381	97,083	*	—	—	*	*	23,778	92,686	*	—	—	*	*
John Dawes	16,050	*	—	—	*	*	323	15,727	*	—	—	*	*	396	15,654	*	—	—	*	*
Debra Domeyer(27)	421,813	1.11%	—	—	1.03%	*	—	421,813	1.05%	—	—	*	*	12,500	409,313	1.02%	—	—	*	*
East Peak Partners VB, L.P.(28)	28,156	*	—	—	*	*	17,645	10,511	*	—	—	*	*	21,649	6,507	*	—	—	*	*
Michael D. Fernhoff	2,272	*	—	—	*	*	1,424	848	*	—	—	*	*	1,747	525	*	—	—	*	*
Andrew J. Filipowski	158,629	*	—	—	*	*	99,412	59,217	*	—	—	*	*	121,970	36,659	*	—	—	*	*
Christopher Adams Gaebler	8,512	*	—	—	*	*	405	8,107	*	—	—	*	*	497	8,015	*	—	—	*	*
Ted A. Gaebler	1,500	*	—	—	*	*	470	1,030	*	—	—	*	*	577	923	*	—	—	*	*
Bruce D. Gallaher & Pamela M. Gallaher(29)	22,985	*	—	—	*	*	355	22,630	*	—	—	*	*	436	22,549	*	—	—	*	*
Lisa Gevelber	15,975	*	—	—	*	*	162	15,813	*	—	—	*	*	198	15,777	*	—	—	*	*
Elizabeth Sarah Gewecke	1,556	*	—	—	*	*	129	1,427	*	—	—	*	*	158	1,398	*	—	—	*	*
Thomas Glewwe	507	*	—	—	*	*	318	189	*	—	—	*	*	390	117	*	—	—	*	*
Gina Gonzales	500	*	—	—	*	*	235	265	*	—	—	*	*	288	212	*	—	—	*	*
Judith R. & David L. Goodstein	3,246	*	—	—	*	*	627	2,619	*	—	—	*	*	769	2,477	*	—	—	*	*
Perry Green	7,931	*	—	—	*	*	4,970	2,961	*	—	—	*	*	6,098	1,833	*	—	—	*	*
Jeffrey Greenfield	1,586	*	—	—	*	*	994	592	*	—	—	*	*	1,219	367	*	—	—	*	*
Howard Hoffman	983	*	—	—	*	*	616	367	*	—	—	*	*	756	227	*	—	—	*	*
Michael Huskins	1,269	*	—	—	*	*	795	474	*	—	—	*	*	976	293	*	—	—	*	*
Hub Ingraham	507	*	—	—	*	*	318	189	*	—	—	*	*	390	117	*	—	—	*	*
Rick Ingraham	254	*	—	—	*	*	159	95	*	—	—	*	*	195	59	*	—	—	*	*
Scott Shane Ingraham	2,538	*	—	—	*	*	1,591	947	*	—	—	*	*	1,951	587	*	—	—	*	*
Lisa Jacobs-Blau	4,997	*	—	—	*	*	290	4,707	*	—	—	*	*	356	4,641	*	—	—	*	*
James M. Jacobsen	625	*	—	—	*	*	392	233	*	—	—	*	*	481	144	*	—	—	*	*
JP Morgan Chase & Co.(30)	1,042,985	2.76%	—	—	2.55%	1.06%	653,636	389,349	*	—	—	*	*	801,953	241,032	*	—	—	*	*
Louise C. Karr(31)	500	*	—	—	*	*	313	187	*	—	—	*	*	384	116	*	—	—	*	*

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)(45)							Shares Beneficially Owned After the Offering(1)(45)							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full(1)
	Class A		Class B				Class A Shares Offered Number	Class A		Class B				Number of Shares to be Sold if Underwriters' Option is Exercised in Full	Class A		Class B
Name and Address of Beneficial Owner					Total %	Total Voting %						Total %	Total Voting %						Total %	Total Voting %
	Number	%	Number	%				Number	%	Number	%				Number	%	Number	%
Keyes Insurance Agency, Inc.(32)	7,931	*	—	—	*	*	4,970	2,961	*	—	—	*	*	6,098	1,833	*	—	—	*	*
Elaine Keyes	1,586	*	—	—	*	*	994	592	*	—	—	*	*	1,219	367	*	—	—	*	*
Margaret Keyes	3,172	*	—	—	*	*	1,988	1,184	*	—	—	*	*	2,439	733	*	—	—	*	*
Lauren Keating Oberwager Trust(33)	3,172	*	—	—	*	*	1,988	1,184	*	—	—	*	*	2,439	733	*	—	—	*	*
Howard Lindzon and affiliates(34)	5,552	*	—	—	*	*	3,479	2,073	*	—	—	*	*	4,269	1,283	*	—	—	*	*
Jack Marlin(35)	983	*	—	—	*	*	616	367	*	—	—	*	*	756	227	*	—	—	*	*
Meris Capital Partners(36)	3,172	*	—	—	*	*	1,988	1,184	*	—	—	*	*	2,439	733	*	—	—	*	*
Mark E. Miller(37)	174,524	*	—	—	*	*	3,133	171,391	*	—	—	*	*	3,845	170,679	*	—	—	*	*
Morgan Stanley Dean Witter Equity Funding, Inc.(38)	132,327	*	—	—	*	*	29,322	103,005	*	—	—	*	*	35,975	96,352	*	—	—	*	*
Christopher D. Nelson	317	*	—	—	*	*	200	117	*	—	—	*	*	245	72	*	—	—	*	*
Ronald Nussbaum(39)	6,000	*	—	—	*	*	3,760	2,240	*	—	—	*	*	4,613	1,387	*	—	—	*	*
Russell Oasis	10,000	*	—	—	*	*	6,267	3,733	*	—	—	*	*	7,689	2,311	*	—	—	*	*
Washburn S. Oberwager	19,327	*	—	—	*	*	12,112	7,215	*	—	—	*	*	14,861	4,466	*	—	—	*	*
Oracle Systems Corporation(40)	158,629	*	—	—	*	*	99,412	59,217	*	—	—	*	*	121,970	36,659	*	—	—	*	*
Terry Painter-Kerr	1,090	*	—	—	*	*	683	407	*	—	—	*	*	838	252	*	—	—	*	*
Tyler Painter	11,203	*	—	—	*	*	1,510	9,693	*	—	—	*	*	1,853	9,350	*	—	—	*	*
Denney Pierce	250	*	—	—	*	*	157	93	*	—	—	*	*	192	58	*	—	—	*	*
Ripplewood Partners, LP(41)	197,988	*	—	—	*	*	32,947	165,041	*	—	—	*	*	40,423	157,565	*	—	—	*	*
Rick Rosensweig	945	*	—	—	*	*	313	632	*	—	—	*	*	384	561	*	—	—	*	*
Eugene R. Schutt	3,172	*	—	—	*	*	1,988	1,184	*	—	—	*	*	2,439	733	*	—	—	*	*
Andrew A. Skarupa	9,740	*	—	—	*	*	6,104	3,636	*	—	—	*	*	7,489	2,251	*	—	—	*	*
Lev R. Stark	500	*	—	—	*	*	313	187	*	—	—	*	*	384	116	*	—	—	*	*
John Strackhouse	2,000	*	—	—	*	*	1,253	747	*	—	—	*	*	1,538	462	*	—	—	*	*
Taiwanese American Elders Corp.(42)	6,345	*	—	—	*	*	3,976	2,369	*	—	—	*	*	4,879	1,466	*	—	—	*	*
Howard Tenenbaum	2,379	*	—	—	*	*	1,491	888	*	—	—	*	*	1,829	550	*	—	—	*	*
Harold A. Thau	5,000	*	—	—	*	*	3,133	1,867	*	—	—	*	*	3,845	1,155	*	—	—	*	*
John T. Thompson, Jr.	3,172	*	—	—	*	*	1,988	1,184	*	—	—	*	*	2,439	733	*	—	—	*	*
Edith N. Tonkon(43)	15,500	*	—	—	*	*	3,133	12,367	*	—	—	*	*	3,845	11,655	*	—	—	*	*
Alison Wagonfeld	39,739	*	—	—	*	*	582	39,157	*	—	—	*	*	714	39,025	*	—	—	*	*
Ari Wasserman	25,473	*	—	—	*	*	3,760	21,713	*	—	—	*	*	4,613	20,860	*	—	—	*	*
David R. Wilson	625	*	—	—	*	*	392	233	*	—	—	*	*	481	144	*	—	—	*	*
J. Eustace Wolfington	46,476	*	—	—	*	*	14,563	31,913	*	—	—	*	*	17,868	28,608	*	—	—	*	*
Leon D. Zeitzer & Evelyn Zeitzer(44)	793	*	—	—	*	*	497	296	*	—	—	*	*	610	183	*	—	—	*	*

*  Less than 1%.

(1)
Gives effect to the conversion of all of the outstanding shares of our Series A, Series B, Series C, Series D and Series E preferred stock and our Class C and Class D common stock into shares of our Class A common stock, and to a 1-for-2 reverse stock split of our common stock that will occur after the conversion and prior to the consummation of this offering. For Mr. Penske and his affiliated entities, also gives effect to the conversion of shares of Series F preferred stock underlying warrants held into shares of our Class A common stock.

(2)
Includes 12,917,421 shares (including 3,025,000 shares of Class B common stock) held directly by Idealab Holdings, L.L.C. and 71,875 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by Idealab, which is the sole and managing member of Idealab Holdings, L.L.C. Also includes 347,405 shares held directly by Clearstone Venture Partners I-A, L.P. ("CVP I-A") and 1,541,412 shares held directly by Clearstone Venture Partners I-B, L.P. ("CVP I-B"). Idealab may be deemed the beneficial owner of these shares in its capacity as a managing member of Clearstone Venture Mangement I, LLC ("CVM I, LLC"), which is the general partner of both CVP I-A and CVP I-B. Idealab disclaims beneficial ownership of the shares held by CVP I-A and CVP I-B, except to the extent of its pecuniary interest therein. Mr. Gross, a member of our Board of Directors, may be deemed the beneficial owner of shares beneficially owned by Idealab in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of Idealab. Mr. Gross disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Idealab and Idealab Holdings, L.L.C. is 130 West Union Street, Pasadena, California 91103.

(3)
Includes 460,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 and 250,000 shares of restricted stock subject to forfeiture.

(4)
Comprised of 40,625 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by Mr. Penske, 1,309,354 shares held directly by Penske Internet Capital Group, LLC ("PICG"), 232,130 shares held directly by Penske Automotive Group, Inc. (formerly United Auto Group, Inc.) ("PAG"), 1,058,058 shares subject to warrants that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by PAG, 546,893 shares subject to warrants that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by Penske Motor Group, Inc. (formerly Penske Automotive Group, Inc.) ("PMG"), 79,314 shares subject to warrants that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by Penske Corporation ("Penske Corp."), and 3,351 shares of restricted stock held directly by Mr. Penske and subject to forfeiture. Mr. Penske may be deemed the beneficial owner of the shares held by PAG in his capacity as Chairman of the Board, Chief Executive Officer and controlling shareholder of PAG, of the shares held by PMG and Penske Corp. in his capacity as Chairman of the Board and controlling shareholder of those entities, and of the shares held by PICG in his capacity as the Chairman of the Board and controlling shareholder of Penske Corp., whose wholly owned subsidiary PCP Holdings, Inc. and majority-owned subsidiary, PMG, are the members of PICG. Mr. Penske disclaims beneficial ownership of shares held by PICG, PAG, PMG and Penske Corp., except to the extent of his pecuniary interest therein. The address for each of PICG, PAG, PMG and Penske Corp. is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302.

(5)
Includes 1,604,147 shares held directly by Foundation Capital II, L.P. ("FC2"), 188,723 shares held directly by Foundation Capital II Entrepreneurs Fund, LLC ("FC2E") and 94,362 shares held directly by Foundation Capital II Principals Fund, LLC ("FC2P"). Foundation Capital Management Co. II, LLC ("FCM2") is the general partner of FC2 and the managing member of FC2E and FC2P. James C. Anderson, William B. Elmore, Kathryn C. Gould, Paul G. Koontz, and Michael N. Schuh are managers of FCM2 and disclaim beneficial ownership of the securities held by FC2, FC2E, and FC2P, except to the extent of their pecuniary interest therein. Also includes 431,621 shares that FC2, FC2E and FC2P have the option to purchase from Greg Brogger and Scott Painter upon the closing of this offering, described as follows: 100,725 shares that FC2 has the option to receive from Greg Brogger in satisfaction of amounts outstanding under a secured promissory note (the "First Brogger Option Agreement"), 11,850 shares that FC2E has the option to purchase from Greg Brogger under the First Brogger Option Agreement, 5,925 shares that FC2P has the option to purchase from Greg Brogger under the First Brogger Option Agreement, 152,150 shares that FC2 has the option to receive from Scott Painter in satisfaction of amounts outstanding under a secured promissory note (the "First Painter Option Agreement"), 17,900 shares that FC2E has the option to purchase from Scott Painter under the First Painter Option Agreement, 8,950 shares that FC2P has the option to purchase from Scott Painter under the First Painter Option Agreement, 41,040 shares that FC2 has the option to receive from Greg Brogger in satisfaction of amounts outstanding under a second secured promissory note (the "Second Brogger Option Agreement"), 4,828 shares that FC2E has the option to purchase from Greg Brogger under the Second Brogger Option Agreement, 2,414 shares that FC2P has the option to purchase from Greg Brogger under the Second Brogger Option Agreement, 72,961 shares that FC2 has the option to receive from Scott Painter in satisfaction of amounts outstanding under a second secured promissory note (the "Second Painter Option Agreement"), 8,583 shares that FC2E has the option to purchase from Scott Painter under the Second Painter Option Agreement, and 4,292 shares that FC2P has the option to purchase from Scott Painter under the Second Painter Option Agreement. The address for each of FC2, FC2E and FC2P is 70 Willow Road, Suite 200, Menlo Park, California 94025.

(6)
Comprised of 347,406 shares held directly by CVP I-A and 1,541,413 shares held directly by CVP I-B. CVM I, LLC is the general partner of both CVP I-A, L.P. and CVP I-B, L.P. The managing members of CVM I, LLC are Bill Elkus, Mr. Gross, a member of our Board of Directors, and Idealab, and have shared voting and investment power over these shares. Mr. Elkus,

  Mr. Gross and Idealab disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for each of CVP I-A, CVP I-B and CVM I, LLC is 1351 4th Street, 4th Floor, Santa Monica, California 90401.

(7)
Comprised of 11,250 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007.

(8)
Comprised of 469,342 shares held directly in a trust of which Ms. Walsh is sole trustee, 39,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by the same trust, and 35,000 shares of restricted stock subject to forfeiture held directly by the same trust.

(9)
Includes 85,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 and 35,000 shares of restricted stock subject to forfeiture.

(10)
Comprised of 513,302 shares held directly in a trust of which Ms. Bucklin is joint trustee with Randolph Bucklin, and 14,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by the same trust. Mr. and Ms. Bucklin have shared voting and investment power over these shares.

(11)
Includes 3,351 shares of restricted stock subject to forfeiture.

(12)
Includes 3,093 shares of restricted stock subject to forfeiture, but does not include shares of which Mr. Gross may be deemed a beneficial owner. Ms. Goodstein is married to Mr. Gross.

(13)
Comprised of 75,000 shares held directly by Mr. Greenwald, 188,246 shares held directly by GBJ Holdings, LLC, 61,072 shares held directly by GBJ Holdings II, LLC and 4,510 shares of restricted stock held directly by Mr. Greenwald subject to forfeiture. The managing members of GBJ Holdings, LLC and GBJ Holdings II, LLC are Mr. Greenwald, Joel Beckman and Reginald Jones, and have shared voting and investment power over the shares held directly by these entities.

(14)
Includes 12,917,421 shares (including 3,025,000 shares of Class B common stock) held directly by Idealab Holdings, L.L.C., 71,875 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 held by Idealab, which is the sole and managing member of Idealab Holdings, L.L.C. and 3,093 shares of restricted stock held directly by Mr. Gross and subject to forfeiture. Mr. Gross may be deemed the beneficial owner of these shares in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of Idealab. Mr. Gross disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Also includes 347,405 shares held directly by CVP I-A and 1,541,412 shares held directly by CVP I-B. Mr. Gross may be deemed the beneficial owner of these shares in his capacity as a managing member of CVM I, LLC, which is the general partner of both CVP I-A and CVP I-B. Mr. Gross disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Does not include shares directly held by Ms. Goodstein, who is married to Mr. Gross.

(15)
Includes 4,897 shares of restricted stock subject to forfeiture.

(16)
Includes 4,897 shares of restricted stock subject to forfeiture.

(17)
Comprised of 19,375 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007 and 4,510 shares of restricted stock subject to forteiture.

(18)
Includes 2,433,962 shares subject to options and warrants that are immediately exercisable or exercisable within 60 days of October 23, 2007, and 351,703 shares of restricted stock subject to forfeiture.

(19)
Blair Portigal may be deemed the beneficial owner of the shares held by Bentley Capital, LLC in his capacity as the sole member of Bentley Capital, LLC. Mr. Portigal disclaims beneficial ownership of the shares held by Bentley Capital, LLC, except to the extent of his pecuniary interest therein.

(20)
The stockholder may be deemed affiliate of a registered broker-dealer. The stockholder has represented to us that (i) the stockholder purchased the shares in the ordinary course of business and (ii) at the time of the purchase of such shares to be offered, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(21)
The stockholder may be deemed affiliate of a registered broker-dealer. The stockholder has represented to us that (i) the stockholder acquired the shares in the ordinary course of business and (ii) at the time of the acquisition of such shares to be offered, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(22)
The stockholder may be deemed affiliate of a registered broker-dealer. The stockholder has represented to us that (i) the stockholder acquired the shares in the ordinary course of business and (ii) at the time of the acquisition of such shares to be offered, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(23)
Shanton M. Charney may be deemed the beneficial owner of the shares held by Charco Ventures L.P. in his capacity as the trustee to the Shanton M. Charney Trust, which is the general partner of Charco Ventures L.P. Mr. Charney disclaims beneficial ownership of the shares held by Charco Ventures L.P., except to the extent of his pecuniary interest therein.

(24)
Comprised of 8,493 shares held directly in a trust of which Mr. and Mrs. Cohen are joint trustees.

(25)
John Bullock may be deemed the beneficial owner of the shares held by Comdisco Ventures Fund A, LLC ("Comdisco") in his capacity as the managing member of Windspeed Acquisition Fund GP, LLC, which is the managing member of Comdisco. Mr. Bullock disclaims beneficial ownership of the shares held by Comdisco, except to the extent of his pecuniary interest therein.

(26)
PCCW Limited may be deemed the beneficial owner of the shares held by Cyber Speed Limited, its indirect subsidiary. PCCW Limited is a publicly traded company, the shares of which are listed on The Stock Exchange of Hong Kong Limited and traded in the form of American Depositary Receipts on the Pink Sheets' Over the Counter Market in the United States. PCCW Limited disclaims beneficial ownership of the shares held by Cyber Speed Limited, except to the extent of its pecuniary interest therein.

(27)
Includes 21,250 shares subject to options that are immediately exercisable or exercisable within 60 days of October 23, 2007, and 35,000 shares of restricted stock subject to forfeiture. Ms. Domeyer serves as our Chief Technology Officer.

(28)
Jeffrey G. Edwards may be deemed the beneficial owner of the shares held by East Peak Partners VB, L.P. ("East Peak") in his capacity as the managing member of East Peak Partners VB, L.L.C., which is the general partner of East Peak. Mr. Edwards disclaims beneficial ownership of the shares held by East Peak, except to the extent of his pecuniary interest therein.

(29)
Comprised of 22,985 shares held directly in a trust of which Mr. and Mrs. Gallaher are co-trustees.

(30)
Comprised of 1,042,985 shares acquired in connection with the exercise of a warrant held by JPMorgan Chase & Co. JPMorgan Chase & Co. is a publicly held company with its common stock traded on the New York Stock Exchange. JPMorgan Chase & Co. is also an affiliate of a registered broker-dealer. JPMorgan Chase & Co. has represented to us that (i) the warrant underlying the shares being offered was acquired in the ordinary course of business and (ii) at the time the warrant was acquired, the warrant holder had no agreements or understandings, directly or indirectly, with any person to distribute the underlying warrant shares.

(31)
Comprised of 500 shares held directly in a trust of which Ms. Karr is the sole trustee.

(32)
Howard Keyes may be deemed the beneficial owner of the securities held by Keyes Insurance Agency, Inc. ("Keyes Insurance") in his capacity as the principal and controlling shareholder of Keyes Insurance. Mr. Keyes disclaims beneficial ownership of the shares held by Keyes Insurance, except to the extent of his pecuniary interest therein.

(33)
Andrew Oberwager may be deemed the beneficial owner of the shares held by the Lauren Keating Oberwager Trust (the "Oberwager Trust") in his capacity as the trustee of the Oberwager Trust. Mr. Oberwager disclaims beneficial ownership of the shares held by the Oberwager Trust, except to the extent of his pecuniary interest therein.

(34)
Includes 1,586 shares held directly by Mr. and Mrs. Lindzon and 3,966 shares held directly by Lindzon Capital Partners, LP ("Lindzon Capital Partners"), of which Lindzon & Associates, LLC ("Lindzon & Associates") is the general partner. Mr. Lindzon may be deemed the beneficial owner of the shares held by Lindzon Capital Partners in his capacity as the managing member of Lindzon & Associates. Mr. Lindzon disclaims beneficial ownership of the shares held by Lindzon Capital Partners, except to the extent of his pecuniary interest therein.

(35)
Comprised of 983 shares held directly in a trust of which Mr. Marlin is the sole trustee.

(36)
William Meris may be deemed the beneficial owner of the shares held by Meris Capital Partners in his capacity as the owner and manager of Meris Capital Partners. Mr. Meris disclaims beneficial ownership of the shares held by Meris Capital Partners, except to the extent of his pecuniary interest therein.

(37)
From June 1999 until January 2006, Mr. Miller was our Senior Vice President of Dealer Relations.

(38)
Morgan Stanley may be deemed the beneficial owner of the shares held by Morgan Stanley Dean Witter Equity Funding, Inc., its wholly owned subsidiary. Morgan Stanley is a publicly traded company, with its common stock traded on the New York Stock Exchange. Morgan Stanley disclaims beneficial ownership of the shares held by Morgan Stanley Dean Witter Equity Funding, Inc., except to the extent of its pecuniary interest therein. Morgan Stanley Dean Witter Equity Funding, Inc. is also an affiliate of Morgan Stanley & Co. Incorporated, a registered broker-dealer. Morgan Stanley Dean Witter Equity Funding, Inc. has represented to us that (i) it purchased the shares in the ordinary course of business and (ii) at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(39)
Comprised of 6,000 shares held directly by Ronald Nussbaum CGM IRA Custodian of which Mr. Nussbaum is the sole owner and beneficiary.

(40)
Oracle Corporation may be deemed the beneficial owner of the shares held by Oracle Systems Corporation, its wholly owned subsidiary. Oracle Corporation is a publicly traded corporation, with its common stock traded on The NASDAQ Global Select Market. Oracle Corporation disclaims beneficial ownership of the shares held by Oracle Systems Corporation, except to the extent of its pecuniary interest therein. Since January 1, 2004, certain subsidiaries of Oracle Corporation have licensed and provided software to us, and during that same time period, we, as a customer of these Oracle subsidiaries, have paid approximately $615,000 in license and support software payments.

(41)
Timothy Collins may be deemed the beneficial owner of the shares held by Ripplewood Partners, L.P. in his capacity as the sole shareholder of Collins Family Partners Inc., which is the general partner of Collins Family Partners, L.P., which is the managing member of Ripplewood Investments L.L.C., which is the general partner of Ripplewood Partners, L.P. Mr. Collins disclaims beneficial ownership of the shares held by Ripplewood Partners, L.P., except to the extent of his pecuniary interest therein.

(42)
John Wang, Kenneth C. Wang and Michael C. Wang have shared voting and investment power over the shares held directly by Taiwanese American Elders Corp. Each of Messrs. J. Wang, K. Wang and M. Wang disclaims beneficial ownership of the shares held by Taiwanese American Elders Corp., except to the extent of his pecuniary interest therein.

(43)
Comprised of 15,500 shares held directly in a trust of which Ms. Tonkon is the sole trustee.

(44)
Comprised of 793 shares held directly in a trust of which Mr. and Mrs. Zeitzer are the joint trustees.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering and the effectiveness of our restated certificate of incorporation, our authorized capital stock will consist of 125,000,000 shares of Class A common stock, par value $0.001 per share, 6,050,000 shares of Class B common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by the applicable provisions of the Delaware General Corporation Law, and our restated certificate of incorporation and amended and restated bylaws that are to be adopted prior to the closing of this offering.

        As of September 30, 2007, there were 36,392,782 shares of our Class A common stock outstanding, assuming the conversion into Class A common stock of all outstanding shares of our Series A, Series B, Series C, Series D, and Series E preferred stock and our Class C and Class D common stock, and 3,025,000 shares of our Class B common stock outstanding, held of record by approximately 676 and 1 holders, respectively. Immediately following the completion of this offering, no shares of our preferred stock will be outstanding.

Common Stock

        The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights, and conversion rights, as described below.

Voting Rights

        Each holder of outstanding Class A common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors, and, except as described below, each share of Class B common stock entitles the holder to 20 votes on those matters. Except when a class vote may be required by applicable law or for an increase in the authorized number of shares of Class B common stock, holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders. There is no cumulative voting in the election of directors.

Dividends

        Except for dividends of Class A common stock and Class B common stock, which shall be payable only to the holders of Class A common stock and Class B common stock, respectively, holders of Class A common stock or Class B common stock are entitled to receive dividends out of assets legally available therefor at the same rate, at the same time and in the same amounts as our Board of Directors may from time to time determine.

Conversion

        The shares of Class A common stock are not convertible. The shares of Class B common stock are convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock. Additionally, each share of Class B common stock would automatically convert into one share of Class A common stock upon the sale or transfer of the share of Class B common stock by the initial holder thereof, other than to a person or entity controlled by or affiliated with the initial holder, or upon certain transfers of Class B voting power. Each share of Class B common stock would also automatically convert into one share of Class A common stock upon the failure of the initial holder, together with certain of its affiliates, to maintain ownership of at least 15% of our outstanding capital stock. The holder of Class B common stock would have, upon conversion of its shares of Class B common stock into shares of Class A common stock, one vote per share of Class A common stock held on all matters submitted to a vote of our stockholders.

Liquidation

        In the event we dissolve, liquidate or wind up our affairs, whether voluntarily or involuntarily, after payment of our debts, other liabilities and preferential payments to preferred stockholders, our remaining assets will be distributed ratably among the holders of the Class A common stock and the Class B common stock, treated as a single class.

        All shares of Class B common stock outstanding are fully paid and nonassessable, and all shares of Class A common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

        Upon the completion of this offering, all outstanding shares of our Series A, Series B, Series C, Series D, and Series E preferred stock will be converted automatically on a one-to-one basis into shares of our Class A common stock. However, following this conversion, under our restated certificate of incorporation, our Board of Directors will have the authority, without action by the stockholders, to designate and issue additional preferred stock in one or more series and to designate the rights, preference and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, these effects might include:

  •
  restricting dividends on our common stock;

  •
  diluting the voting power of our common stock;

  •
  impairing the liquidation rights of our common stock; and

  •
  delaying or preventing a change of control of our company without further action by the stockholders.

        We have no present plans to issue any shares of preferred stock.

Warrants

        As of September 30, 2007, we had an issued and outstanding warrant to purchase a total of 1,042,985 shares of our Class A common stock with an exercise price of $0.02. The warrant, issued on December 16, 1999, was perpetual and would have survived this offering. The warrant contained provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations. In October 2007, the warrant holder exercised this warrant in full.

        As of September 30, 2007, we had issued and outstanding seven warrants to purchase a total of 1,904,313 of our Class A common stock with an exercise price of $8.06 per share, assuming, by the warrants' terms, the conversion of our Series F preferred stock into our Class A common stock upon completion of this offering. The warrants originally issued on May 12, 2000. Three of the warrants will expire on May 11, 2009, one will expire on December 31, 2008, and the remaining three will expire on the earlier of December 31, 2008 or the termination of Mr. Penske's service as a Director. Each of the warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations.

Registration Rights

        Upon completion of this offering, pursuant to the Fifth Amended and Restated Investor Rights Agreement, referred to as the Rights Agreement, the holders of 19,813,259 shares of our Class A common stock on an as-converted basis and the warrantholders of warrants to purchase up to 1,904,313 shares of our Class A common stock on an as-converted basis, will have the following rights:

        The holders in the aggregate of at least 50% of the then-outstanding registrable securities of the Company, as defined in the Rights Agreement, may require on two separate occasions that we register their shares for public resale. We are not required to effect (1) more than two such registrations pursuant to demand registration rights; (2) such a registration prior to one year after the effective date of this offering; (3) such a registration after we have filed any other registration statement and during the 180 days following the effective date of the latter; or (4) within twelve months after effecting a prior registration pursuant to these registration rights. In the event that we elect to register any of our equity securities for our own account or the account of any party to the Rights Agreement, the holders of registrable securities of the Company, as defined in the Rights Agreement, are entitled to include their shares of our registrable securities in the registration, although in the case of an underwritten offer, the managing underwriter may limit the number of shares proposed to be registered in view of market conditions. In addition, the holders in the aggregate of at least 50% of the then-outstanding registrable securities of the Company, as defined in the Rights Agreement, may require on one occasion in any twelve-month period that we register their shares for public resale on Form S-3, if the value of the securities to be registered is at least $3 million, subject to certain limitations. All such registration rights will terminate as to each holder upon the earlier of the fourth anniversary of the effective date of this offering, and the date the holder is able to sell all of its registrable securities under Rule 144 during any 90-day period.

        Pursuant to the Share Exchange Agreement described under "Certain Relationships and Related Party Transactions—Share Exchange Agreement," Idealab Holdings, L.L.C. has registration rights under the Rights Agreement with respect to 2,000,000 shares of our Class A common stock issuable upon the conversion of Class B common stock. Idealab Holdings, L.L.C. and any permitted transferee of its registration rights are entitled to exercise demand registration rights for a firm commitment underwritten public offering or a public offering of securities registered on Form S-3, beginning on the earlier of (i) the date that is one year from the date of the final prospectus for this offering and (ii) the date on which stockholders holding in the aggregate at least 50% of the then-outstanding registrable securities of the Company, other than Idealab Holdings, L.L.C., exercise their demand registration rights for a firm commitment underwritten offering. Subject to the terms and conditions of its lock-up agreement with the underwriters, commencing on the date of the final prospectus for this offering, Idealab Holdings, L.L.C. and any permitted transferee of its registration rights are entitled to exercise any and all of the piggyback registration rights described above.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

        Certain provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws, which will be adopted prior to the consummation of this offering, could make the following more difficult:

  •
  the acquisition of our company by means of a tender offer;

  •
  the acquisition of our company by means of proxy contest or otherwise; or

  •
  the removal of our company's incumbent officers and directors.

        These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Restated Certificate of Incorporation and Amended and Restated Bylaws

  Undesignated Preferred Stock

        As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of our company or management.

  Limits on Ability to Act by Written Consent or Call a Special Meeting

        We have provided in our restated certificate of incorporation and our amended and restated bylaws that, following the date on which Idealab Holdings, L.L.C. and certain of its affiliates collectively cease to hold and have the right to direct the vote of at least 15% of the shares of our outstanding capital stock, our stockholders may not act by written consent. This potential limit on the ability of our stockholders to act by written consent may, in the future, lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

        In addition, our restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the Chair of the Board of Directors, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or our Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated bylaws. To be timely, the notice must be received at our principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

        Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Board

        Our Board of Directors may elect a director to fill a vacancy, including vacancies created by the expansion of our Board of Directors.

        Our restated certificate of incorporation and the amended and restated bylaws will not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our voting power to elect any directors to our Board of Directors.

Delaware Anti-Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder): (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally defined as a stockholder who owns 15% or more of a corporation's outstanding voting stock, any stockholder associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status did own 15% or more of the corporation's voting stock, or the affiliates or associates of any such stockholder. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

        The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

        Upon the closing of this offering, the transfer agent and registrar for our Class A common stock will be Mellon Investor Services LLC. The transfer agent's address is 480 Washington Boulevard, Jersey City, New Jersey 07310 and its telephone number is 888-647-8889.

Exchange Listing

        We have been approved to list our Class A common stock on the NASDAQ Global Market under the symbol "INET."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no established market for our Class A common stock, and no predictions can be made about the effect, if any, that market sales of shares of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Future sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect trading prices of our Class A common stock from time to time.

        Based on 36,392,782 shares of our Class A common stock outstanding on September 30, 2007, including 26,089,913 shares issuable upon conversion of all outstanding shares of all of our series of preferred stock, Class C common stock, and Class D common stock, upon completion of this offering we will have 38,742,897 shares of Class A common stock and 3,025,000 shares of Class B common stock outstanding, assuming no exercise of options or warrants outstanding as of that date. The 6,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is defined under Rule 144 under the Securities Act and other rules and regulations promulgated thereunder. The remaining 32,742,897 shares of our Class A common stock and 3,025,000 shares of our Class B common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which exemptions are summarized below.

Date of Availability for Sale	Number of Shares Eligible for Sale in U.S. Public Market / Percentage of Outstanding Stock	Comment
At the date of this prospectus	573,071/1.4%	Shares eligible for sale under Rule 144(k) that are not subject to any lock-up arrangement
After 180 days after the date of this prospectus and various times thereafter	35,194,826/84.3%	Shares eligible for sale under Rules 144, 144(k) and 701 upon expiration of lock-up arrangements

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period the number of restricted shares that does not exceed the greater of:

  •
  one percent of the number of shares of our Class A common stock then outstanding, which will equal approximately 387,429 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC with respect to the sale.

        Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

        Under Rule 144(k) as in effect as of the date of this prospectus, a stockholder who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, may sell those shares without complying with the manner of sale, notice, public information or volume limitation provisions of Rule 144.

Lock-Up Arrangements

        Our executive officers, directors, and certain stockholders have entered into a 180-day lock-up agreement with the underwriters of this offering. These lock-up agreements are described in "Underwriting."

        Substantially all of our other stockholders have agreed with us that they will not sell or otherwise transfer any shares of our common stock or our other securities for a period of 180 days after the date of this prospectus. We have agreed with the underwriters that we will not release any of these stockholders from the foregoing arrangement. Approximately 573,071 shares of our Class A common stock, or 1.5% of our capital stock outstanding on September 30, 2007, are not subject to any lock-up arrangement.

        In addition to the 180-day lock-up agreement with the underwriters described in "Underwriting," Idealab Holdings, L.L.C. has agreed with us that, during the twenty-four months after such 180-day lock-up, it will not sell, transfer or pledge its shares subject to certain exceptions. The exceptions include sales or transfers made (i) under Rule 144 in compliance with a Rule 10b5-1 plan administered through our designated broker, (ii) in one or more private placements or block sales of up to 9.9% of our outstanding stock, provided that any proposed sale or transfer of shares to any one buyer or affiliated group of buyers, in any single or related series of transactions, who as a result of the transaction, would become the beneficial owner of more than 9.9% of our outstanding stock, requires the consent of a majority of our independent directors, as defined in the Lock-Up Agreement, (iii) to the Company, (iv) in connection with a change in our control of the Company and (iv) through distributions of our shares to members of Idealab Holdings, L.L.C. and to any of Idealab Holdings, L.L.C.'s related parties, and their respective stockholders, members and partners. In addition, Idealab Holdings, L.L.C. may not exercise its demand registration rights under the Rights Agreement until the earlier of (i) the date that is one year from the date of the final prospectus for this offering and (ii) the date on which stockholders holding in the aggregate at least 50% of the then-outstanding registrable securities of the Company, other than Idealab Holdings, L.L.C., exercise their demand registration rights for a firm commitment underwritten offering.

Rule 701

        In general, under Rule 701, employees or directors who purchase shares from us in connection with our equity plans or other written agreements are eligible to resell those shares within 90 days after the date of this offering in reliance on Rule 144, without compliance with certain restrictions contained in Rule 144, including the holding period of the underwriters. See "Underwriting." However, substantially all of the Rule 701 shares of our Class A common stock are subject to the 180-day lock-up agreements described above and will only become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statement

        Upon completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register shares of our Class A common stock reserved for issuance or sale under our equity plans. As of September 30, 2007, there were outstanding options to purchase a total of 2,988,742 shares of our Class A common stock on an as-converted basis. Of the outstanding options, 1,451,484 were vested. This registration statement would permit the resale of shares of our Class A common stock issued upon the exercise of options granted or to be granted under our equity plans, and these shares will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours, subject to the lock-up arrangements.

Registration Rights

        Certain holders of our capital stock have registration rights. See "Description of Capital Stock—Registration Rights."

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

        This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our Class A common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (IRS) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our Class A common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder that holds our Class A common stock as a capital asset for U.S. federal income tax purposes and is not a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our Class A common stock and partners in such partnerships should consult their own tax advisors. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships or entities treated as partnerships, owners (actually or constructively) of 5% or more of our common stock and certain U.S. expatriates). Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

        Investors considering the purchase of our Class A common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

Dividends

        Any dividend paid to a non-U.S. holder on our Class A common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Our Class A Common Stock

        Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our Class A common stock, unless:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below under the caption "Dividends or Gains Effectively Connected with a U.S. Trade or Business" apply);

  •
  subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, described below, treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if the fair market value of our interests in U.S. real estate equals or exceeds 50% of the fair market value of our worldwide real property interests and our other assets used in a trade or business. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected with a U.S. Trade or Business

        If any dividend on our Class A common stock, or gain from the sale, exchange or other disposition of our Class A common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then, subject to the application of an income tax treaty, the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax" in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

        The Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. These backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

        Payments to non-U.S. holders of dividends on our Class A common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our Class A common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under "—Dividends," above. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our Class A common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our Class A common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of our Class A common stock will be subject to both backup withholding and information reporting unless the holder certifies its non- U.S. status under penalties of perjury or otherwise establishes an exemption.

        Any amounts withheld from a payment to a holder of our Class A common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                         , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Thomas Weisel Partners LLC is acting as representative, the following respective numbers of shares of Class A common stock:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Jefferies & Company, Inc.

Total	6,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

        The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                   per share. The underwriters and selling group members may allow a discount of $                   per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representative has informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus, except (i) issuances of Class A common stock pursuant to the conversion of convertible securities or the exercise of warrants or options, in each case, outstanding on the date hereof or (ii) grants of employee stock options in the ordinary course of business pursuant to the terms of a plan in effect on the date hereof or issuances of Class A common stock pursuant to the exercise of such options.

        Substantially all of our stockholders are subject to lock-up arrangements as follows:

  •
  Subject to certain exceptions, our executive officers, directors, and certain stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

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  Substantially all of our other stockholders have agreed with us that they will not sell or otherwise transfer any shares of our common stock or our other securities for a period of 180 days after the date of this prospectus. We have agreed with the underwriters that we will not release any of these stockholders from the foregoing arrangement.

        Approximately 573,071 shares of our Class A common stock, or 1.5% of our capital stock outstanding on September 30, 2007, are not subject to any lock-up arrangements.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have been approved to list the shares of our Class A common stock on the NASDAQ Global Market under the symbol "INET".

        The underwriters and their respective affiliates may in the future perform various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which we expect they will receive customary fees.

        Prior to this offering, there has been no established market for our Class A common stock. The initial public offering price for the shares of our Class A common stock offered by this prospectus will be determined by negotiation between us and the representatives and may not reflect the market price for our Class A common stock that may prevail following this offering. The principal factors in determining the initial public offering price will include:

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  the information presented in this prospectus and otherwise available to the underwriters;

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  the history of and the prospects for our industry;

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  the ability of our management;

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  our past and present operations;

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  our historical results of operations;

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  our prospects for future operational results;

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  the recent market prices of, and the demand for, publicly traded Class A common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        Our Class A common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

          (a)   to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

          (d)   in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information regarding the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and as long as the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each of the underwriters has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

          (b)   it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to our Class A common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of the Class A common stock.

Representations of Purchasers

        By purchasing Class A common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws;

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  where required by law, that the purchaser is purchasing as principal and not as agent;

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  the purchaser has reviewed the text above under "Resale Restrictions"; and

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  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of Class A common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of shares of Class A common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares of Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for shares of Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which shares of Class A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Munger, Tolles & Olson LLP, Los Angeles, California. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        The consolidated financial statements included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On April 21, 2006, we dismissed our prior independent registered public accounting firm. During the course of the audit of our 2004 consolidated financial statements, we raised with that accounting firm whether a change in our revenue recognition practices related to our new car brokerage sales was acceptable, from recognition on a gross basis (the method followed in the previously issued financial statements for fiscal years 2002 and 2003) to recognition on a net basis. During these discussions, that firm advised us that based upon their analysis of additional information provided by us, further investigation was needed to arrive at a determination of whether such a change was acceptable and the impact of the additional information on the continuing fairness and reliability of our fiscal 2002 and 2003 financial statements. That firm was dismissed and as such did not complete its evaluation of this revenue recognition matter. Subsequent to the dismissal of that firm, we changed our revenue recognition practices related to our new car brokerage sales to a net basis. We have changed our 2002 and 2003 financial information in this prospectus to reflect new car brokerage revenues on a net basis and have indicated that this information is unaudited.

        The decision to dismiss our prior independent registered public accounting firm was approved by our Audit and Ethics Committee and our Board of Directors. During the years ended December 31, 2004 and 2005, and through April 21, 2006, there were no disagreements with that firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of that firm, would have caused it to make reference thereto in its reports on the consolidated financial statements. The prior firm did not prepare or issue any report on our consolidated financial statements for any period subsequent to December 31, 2003. From January 1, 2004 through April 21, 2006, there were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, except as described in the paragraph above.

        On May 30, 2006, we appointed BDO Seidman LLP, or BDO, as our independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006. This decision was approved by our Audit and Ethics Committee and our Board of Directors. From January 1, 2004 through May 30, 2006, the date we appointed BDO, neither we nor anyone on our behalf consulted with BDO regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and we were not provided with either a written report or oral advice that BDO concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K. In addition, we authorized our prior independent registered public accounting firm to respond fully to any inquiries of BDO concerning our change in revenue recognition practices described above.

        We have provided our prior independent registered public accounting firm with a copy of this disclosure prior to its filing with the SEC, and have requested that firm to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements regarding that firm and, if not, stating the respects in which it does not agree. A copy of this letter, dated July 20, 2007, which states that the prior independent registered public accounting firm agrees with these statements, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our Class A common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and our Class A common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. You may read and copy the registration statement, including exhibits to the registration statement, at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov.

        Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the address and SEC website set forth above.

        We intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Internet Brands, Inc.

Index

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Consolidated Statements of Comprehensive Income	F-8
Notes to Consolidated Financial Statements	F-9 to F-41
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2007
Condensed Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006	F-43
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)	F-45
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)	F-46
Notes to Unaudited Condensed Consolidated Financial Statements	F-47 to F-56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Internet Brands, Inc.
El Segundo, California

We have audited the accompanying consolidated balance sheets of Internet Brands, Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Internet Brands, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the years in the three year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" (SFAS 123(R)) using the prospective method and, accordingly, prior periods have not been restated to reflect the impact of SFAS 123(R).

/s/ BDO Seidman, LLP

July 20, 2007 except Note 19, as to which the date is November 12, 2007
Los Angeles, California

INTERNET BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2005	2006
ASSETS
Current assets
Cash and cash equivalents	$52,416	$43,661
Accounts receivable, less allowances for doubtful accounts of $1,516 and $1,267 at December 31, 2005 and 2006, respectively	14,663	16,066
Investments, available for sale	85,365	107,423
Deferred income taxes	—	11,142
Prepaid expenses and other current assets	1,669	2,204

Total current assets	154,113	180,496
Property and equipment, net	6,037	6,065
Goodwill	63,570	64,651
Intangible assets, net	3,757	6,576
Deferred income taxes	—	71,541
Other assets	1,309	2,055

Total assets	$228,786	$331,384

INTERNET BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2005	2006
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$14,536	$13,289
Deferred revenue	5,100	5,886

Total current liabilities	19,636	19,175

COMMITMENTS AND CONTINGENCIES (Note 14)
Stockholders' equity
Convertible preferred stock, Series A — F, $.001 par value; 62,945,809 shares authorized and 22,420,232 shares issued and outstanding at December 31, 2005 and 2006; aggregate liquidation preference and redemption value of $318,185 at December 31, 2005 and 2006	271,757	271,757
Common stock, Class A, $.001 par value; 125,000,000 shares authorized and 9,912,457 and 10,330,692 shares issued and outstanding at December 31, 2005 and 2006	10	10
Common stock, Class B, $.001 par value; 6,050,000 authorized and 3,025,000 shares issued and outstanding at December 31, 2005 and 2006	3	3
Common stock, Class C, $.001 par value; 2,000,000 shares authorized and 93,701 and 98,252 shares issued and outstanding at December 31, 2005 and 2006	—	—
Common stock, Class D, $.001 par value; 7,131,179 shares authorized and 3,565,589 issued and outstanding at December 31, 2005 and 2006	4	4
Additional paid-in capital	297,173	306,039
Accumulated deficit	(355,228)	(262,161)
Deferred stock compensation	(452)	—
Stockholders' notes receivable	(3,200)	(2,767)
Accumulated other comprehensive loss	(917)	(676)

Total stockholders' equity	209,150	312,209

Total liabilities and stockholders' equity	$228,786	$331,384

See accompanying notes to consolidated financial statements.

INTERNET BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended December 31,
	2004	2005	2006
Revenues
Consumer Internet	$47,375	$63,028	$67,752
Licensing	13,762	15,045	17,052

Total revenue	61,137	78,073	84,804

Costs and operating expenses
Cost of revenues	12,419	16,267	21,014
Sales and marketing*	17,227	22,121	20,628
Technology and product development*	5,274	5,041	5,636
General and administrative*	19,019	23,055	19,563
Amortization of intangibles	—	254	1,265

Total costs and operating expenses	53,939	66,738	68,106

Income from operations	7,198	11,335	16,698
Investment and other income	2,350	3,648	6,287

Income before income taxes	9,548	14,983	22,985
Provision (benefit) for income taxes	215	1,569	(70,082)

Net income	9,333	13,414	93,067
Less undistributed income attributable to preferred stockholders	(6,422)	(8,298)	(54,279)

Net income attributable to common stockholders	$2,911	$5,116	$38,788

Basic earnings per share attributable to common stockholders	$0.26	$0.36	$2.42

Diluted earnings per share attributable to common stockholders	$0.20	$0.29	$2.01

Pro forma net income per share attributable to common stockholders:
Basic			$2.42

Diluted			$2.23

Stock-based compensation expense by function*:
Sales and marketing	$33	$659	$667
Technology and product development	—	94	97
General and administrative	9,869	11,817	8,363

	$9,902	$12,570	$9,127

*
Operating expenses for the year ended December 31, 2006 includes stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R) (revised 2004), "Share-Based Payment" (SFAS 123(R)), which the Company adopted on January 1, 2006. See Note 10—"Accounting for Stock-Based Compensation" and Note 12 "Stock Options and Warrants" for additional information.

See accompanying notes to consolidated financial statements.

INTERNET BRANDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in thousands, except share amounts)

	Series A - F Preferred Stock		Class A Common Stock		Class B Common Stock		Class C Common Stock		Class D Common Stock
											Additional Paid-In Capital	Accumulated Deficit	Deferred Stock Compensation	Stockholders' Notes Receivable	Accumulated Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2003	24,620,232	$341,101	8,039,532	$8	1,025,000	$1	83,451	$—	3,565,589	$4	$214,815	$(377,975)	$(12,641)	$(2,812)	$505	$163,006
Exercise of stock options	—	—	668,376	1	—	—	508	—	—	—	906	—	—	—	—	907
Common stock issued for acquisition	—	—	152,284	—	—	—	—	—	—	—	183	—	—	—	—	183
Deferred stock compensation	—	—	—	—	—	—	—	—	—	—	818	—	(818)	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	—	—	—	—	—	—	9,902	—	—	9,902
Net income	—	—	—	—	—	—	—	—	—	—	—	9,333	—	—	—	9,333
Investments, fair value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	204	204
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(325)	(325)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,158)	(1,158)

Balance at December 31, 2004	24,620,232	341,101	8,860,192	9	1,025,000	1	83,959	—	3,565,589	4	216,722	(368,642)	(3,557)	(2,812)	(774)	182,052
Exercise of stock options	—	—	928,917	1	—	—	9,742	—	—	—	1,258	—	—	(517)	—	742
Stock issued for acquisitions	—	—	134,784	—	—	—	—	—	—	—	386	—	—	—	—	386
Repurchase of common stock	—	—	(11,436)	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock issued for exchange of Preferred Series D	(2,200,000)	(69,344)	—	—	2,000,000	2	—	—	—	—	69,342	—	—	—	—	—
Deferred stock compensation	—	—	—	—	—	—	—	—	—	—	9,465	—	(9,465)	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	—	—	—	—	—	—	12,570	—	—	12,570
Repayment of stockholders' note	—	—	—	—	—	—	—	—	—	—	—	—	—	129	—	129
Net income	—	—	—	—	—	—	—	—	—	—	—	13,414	—	—	—	13,414
Investments, fair value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	124	124
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(139)	(139)

Balance at December 31, 2005	22,420,232	271,757	9,912,457	10	3,025,000	3	93,701	—	3,565,589	4	297,173	(355,228)	(452)	(3,200)	(917)	209,150
Exercise of stock options	—	—	362,432	0	—	—	4,551	—	—	—	113	—	—	—	—	113
Common stock issued for acquisitions	—	—	133,303	—	—	—	—	—	—	—	256	—	—	—	—	256
Repurchase of common stock	—	—	(82,500)	—	—	—	—	—	—	—	(181)	—	—	181	—	—
Exercise of warrant	—	—	5,000	—	—	—	—	—	—	—	3	—	—	—	—	3
Repayment of stockholders' note	—	—	—	—	—	—	—	—	—	—	—	—	—	252	—	252
Reclassification of deferred stock compensation upon adoption of SFAS 123(R)	—	—	—	—	—	—	—	—	—	—	(452)	—	452	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	9,127	—	—	—	—	9,127
Net income	—	—	—	—	—	—	—	—	—	—	—	93,067	—	—	—	93,067
Investments, fair value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	255	255
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12)	(12)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)

Balance at December 31, 2006	22,420,232	$271,757	10,330,692	$10	3,025,000	$13	98,252	$—	3,565,589	$4	$306,039	$(262,161)	$—	$(2,767)	$(676)	$312,209

See accompanying notes to consolidated financial statements.

INTERNET BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2004	2005	2006
Cash flows from operating activities
Net income	$9,333	$13,414	$93,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,616	2,417	3,952
Provision for bad debt reserve	261	735	512
Stock based compensation and charges	9,902	12,570	9,127
Benefit for deferred income taxes	—	—	(71,018)
Loss on sale of investments	325	128	12
(Gain) loss on sale of property and equipment	—	4	(152)
Amortization of premium on investments	(767)	(525)	(502)
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(4,214)	1,147	(1,915)
Prepaid expenses and other current assets	604	116	(535)
Other assets	596	(1,275)	(746)
Accounts payable and accrued expenses	(2,660)	(808)	(1,247)
Deferred revenue	1,375	1,313	786

Net cash provided by operating activities	17,371	29,236	31,341

Cash flows from investing activities
Purchases of property and equipment	(1,184)	(1,278)	(1,549)
Capitalized internal use software costs	(1,447)	(1,607)	(1,015)
Purchases of investments	(121,163)	(64,111)	(65,288)
Proceeds from sales and maturities of investments	7,322	93,303	43,966
Acquisitions, net of cash acquired	(1,192)	(21,765)	(16,832)

Net cash provided by (used in) investing activities	(117,664)	4,542	(40,718)

Cash flows from financing activities
Proceeds from issuance of common stock and exercise of stock options	756	606	372
Collections on stockholder notes receivable	—	129	252
Payments on debt	(138)	—	—

Net cash provided by financing activities	618	735	624

Effect of exchange rate changes on cash and cash equivalents	(522)	(139)	(2)

Net (decrease) increase in cash and cash equivalents	(100,197)	34,374	(8,755)
Cash and cash equivalents
Beginning of year	118,239	18,042	52,416

End of year	$18,042	$52,416	$43,661

See accompanying notes to consolidated financial statements.

INTERNET BRANDS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Years ended December 31,
	2004	2005	2006
Net income	$9,333	$13,414	$93,067
Foreign currency translation	(1,158)	(139)	(2)
Investments, fair value adjustment	204	124	255
Reclassification adjustment for losses on sales of investments included in net income	325	128	12

Comprehensive income	$8,704	$13,527	$93,332

See accompanying notes to consolidated financial statements.

INTERNET BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands throughout, except share amounts)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The Company—Internet Brands, Inc. (the "Company") is an Internet media company that builds, acquires and enhances branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. The Company's network of websites attracts large audiences researching high-value or specialty products, enabling it to sell targeted advertising. The Company also offers certain services directly to consumers, such as new car brokering.

        In addition, the Company licenses its content and Internet technology products and services to major companies and individual website owners around the world.

        During the year ended December 31, 2005, the Company changed its name to Internet Brands, Inc., reflecting the diversification of the Company's business.

        Principles of Consolidation—The consolidated financial statements include the accounts of Internet Brands, Inc. and its wholly-owned subsidiaries, from the dates of their respective acquisitions. All significant inter-company accounts, transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

        Revenue Recognition—The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        The Company's revenues are derived from:

  1.
  Consumer Internet

  2.
  Licensing

        Consumer Internet—Consumer Internet segment revenue is earned from online advertising sales and new car and auto-finance brokerage services on a cost per lead (CPL), cost per thousand impressions (CPM), cost per click (CPC), cost per action (CPA) and flat-fee basis.

        The Company earns CPM revenue from the display of graphical advertisements. An impression is delivered when an advertisement appears in pages viewed by users. Revenue from graphical advertisement impressions is recognized based on the actual impressions delivered in the period.

        Revenue from the display of text-based links to the websites of the Company's advertisers on a CPC basis, and search advertising, is recognized as "click-throughs" occur. A "click-through" occurs when a user clicks on an advertiser's link.

        Revenue from advertisers on a CPL basis is recognized in the period the leads are accepted by the dealer or mortgage lender, following the execution of a service agreement and commencement of the services.

        New car brokerage revenue and the related auto-financing brokerage revenue and after-market sales revenue are recognized on a CPA basis. Similar to a sales commission, this brokerage revenue is recognized on a net basis in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." As contrasted to the gross revenue a car dealership would report, the Company reports brokerage revenue on a net basis as the Company does not bear inventory or credit risk, is not involved in the specification of the product and does not change the product or perform part of the services.

        Revenue from flat-fee, listings-based services is based on a customer's subscription to the service for up to twelve months and is recognized on a straight-line basis over the term of the subscription.

        Licensing—The Company enters into contractual arrangements with customers to develop customized software and content products; revenue is earned from software licenses, content syndication, maintenance fees and consulting services. Agreements with these customers are typically for multi-year periods. For each arrangement, revenue is recognized when both parties have signed an agreement, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations on the part of the Company remain. The Company does not offer a right of return on these products.

        Software-related revenue is accounted for in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," and interpretations. Post-implementation development and enhancement services are not sold separately; the revenue and all related costs of these arrangements are deferred until the commencement of the applicable license period. Revenue is recognized ratably over the term of the license; deferred costs are amortized over the same period as the revenue is recognized.

        Fees for stand-alone and post implementation development and enhancement services are fixed-bid and determined based on estimated effort and client billing rates since the Company can reasonably estimate the required effort to complete each project or each milestone within the project. There are no non-software deliverables and the functionality delivered is specific to a customer's previously licensed application. Post implementation development and enhancement services are not sold separately; the revenue and all related costs of these arrangements are deferred until the commencement of the applicable license period. Revenue is recognized ratably over the term of the license; deferred costs are amortized over the same period as the revenue is recognized.

        Financial Instruments—The Company's financial instruments, including cash and cash equivalents, accounts receivable, notes receivable from shareholders and accounts payable, are carried at historical cost. At December 31, 2006 and 2005, the fair values of these instruments approximated their carrying amounts because of the short-term nature of these instruments. Investments classified as available for sale, are carried at fair value and the unrealized gains or losses are included in other comprehensive income or loss as a component of stockholders' equity.

        Concentration of Risk—Financial instruments that potentially subject the Company to significant concentration of risk consist primarily of cash, cash equivalents, investments and accounts receivable. As of December 31, 2006, substantially all of the Company's cash, cash equivalents and investments were managed by three financial institutions and at times may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company believes it has limited exposure to risk of loss of cash and investments by placing such amounts with large, high-quality financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Historically, such losses have been within management's expectations. The Company generally does not require collateral from its customers. No customer accounted for ten percent of the Company's net accounts receivable at December 31, 2006 and 2005 or more than ten percent of the Company's revenue for the years ended December 31, 2006, 2005 or 2004.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and highly-liquid investments with original maturities of three months or less.

        Investments, Available for Sale—The Company invests excess cash in marketable securities, including highly-liquid debt instruments of the United States Government and its agencies, money market instruments, and high-quality corporate debt instruments. All highly-liquid investments with an original maturity of more than three months at original purchase are considered investments.

        The Company's investments in securities are classified as available-for-sale as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, marketable securities are recorded at fair value, which is based on quoted market prices with unrealized gains and losses included in other comprehensive income or loss as a component of stockholders' equity.

        The Company evaluates the marketable securities periodically for possible other-than-temporary impairment and reviews factors such as length of time and extent to which fair value has been below cost basis and the Company's intent and ability to hold the marketable security for a period of time which may be sufficient for anticipated recovery in market value. The Company records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date, if appropriate. The fair value for securities is determined based on quoted market prices as of the valuation date.

        Realized gains and losses on available-for-sale securities are calculated using the specific identification method. During the years ended December 31, 2006, 2005 and 2004 realized gains and losses on available-for-sale securities were insignificant.

        Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation using the straight-line method over the following estimated useful lives of the assets:

Computer equipment and purchased software	3 years
Furniture and equipment	5 years

Leasehold improvements are amortized over their estimated useful lives, or the term of the lease, whichever is shorter.

        Repairs and maintenance are expensed as incurred, while renewals or betterments are capitalized. Gains or losses upon sale or retirement of property and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet.

        Impairment of Long-Lived Assets—The Company reviews long-lived assets to be held and used, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated discounted future cash flows directly associated with the asset are compared to the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment write-down would be recorded to reduce the asset to its estimated fair value. Long-lived assets to be disposed of other than by sale are classified as held and used until the date of disposal.

        Internal Use Software Development Costs—The Company has adopted the provisions of the AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) which requires the capitalization of certain external and internal computer software costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality.

        The Company has adopted the provisions of EITF No. 00-2 in accounting for internal use website software development costs. EITF No. 00-2 provides that certain planning and training costs incurred in the development of website software be expensed as incurred, while application development stage costs are to be capitalized pursuant to SOP 98-1.

        During the years ended December 31, 2006 and 2005, the Company capitalized certain internal use software and website development costs totaling approximately $1,015 and $1,607, respectively. These are expensed using the straight-line method over their estimated useful life of three years and included in property and equipment, net of accumulated depreciation. For the years ended December 31, 2006, 2005 and 2004, amortization expense was approximately $1,310, $922 and $369, respectively.

        Proprietary Software Development Costs—In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (as amended)," the Company has capitalized certain computer software development costs upon the establishment of technological feasibility. Technological feasibility is considered to have occurred upon completion of a detailed program design that has been confirmed by documenting the product specifications, or to the extent that a detailed program design is not pursued, upon completion of a working model that has been confirmed by testing to be consistent with the product design.

        During the years ended December 31, 2006 and 2005, the Company capitalized certain proprietary software development costs totaling $815 and $1,335, respectively. These costs are recognized ratably over the term of the license, commencing at the time the specifications or the working model have been accepted by the client. For the years ended December 31, 2006, 2005 and 2004, amortization expense was approximately $72, $59, and $52, respectively.

        Goodwill—Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition accounted for as a purchase. Goodwill is carried at cost. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) goodwill is not amortized but is periodically evaluated for impairment. SFAS No. 142 requires a two-step process for evaluating whether goodwill has been impaired. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. The Company evaluates goodwill annually for its two reporting business units, or more frequently if circumstances indicate impairment may have occurred.

        The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the Company's reporting units with their carrying values. If their fair values exceed their carrying values, goodwill is not impaired. If the reporting unit's carrying value exceeds its fair value, the Company compares the fair value of the goodwill with the carrying value of the goodwill. If the carrying value of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in the amount equal to that excess. No impairment loss was recorded for the years ended December 31, 2006, 2005 and 2004.

        The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, by reporting segment are as follows (in thousands):

Balance at	Licensing	Consumer Internet	Total
December 31, 2004	$2,496	$42,798	$45,294
Additional investment	—	18,872	18,872
Purchase price allocation adjustment for goodwill(1)	—	(596)	(596)

December 31, 2005	2,496	61,074	63,570
Additional investment	100	12,647	12,747
Purchase price allocation adjustment for goodwill(1)	—	(11,666)	(11,666)

December 31, 2006	$2,596	$62,055	$64,651

(1)
In connection with certain of its business acquisitions, the Company recorded valuation allowances as certain acquired deferred tax assets did not meet the more-likely-than-not criteria to be recognized under SFAS No. 109. The impact of recording this valuation allowance in purchase accounting is an increase to the amount of goodwill initially recorded. During the years ended December 31, 2005 and 2006, upon meeting the more-likely-than-not recognition criteria under SFAS No. 109, the Company reversed a portion of this valuation allowance and recognized a reduction of goodwill.

        The Company has acquired several companies in each of the last few years and its current business strategy includes continuing to make additional acquisitions in the future. These acquisitions will continue to give rise to goodwill and other intangible assets which will need to be assessed for impairment from time to time.

        Intangible Assets—Intangible assets consist primarily of identifiable intangible assets purchased in connection with the Company's acquisitions. Intangible assets are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the expected useful lives of the assets, between three and seven years, with the exception of customer relationships, which are amortized using a double-declining balance method, to more accurately reflect the pattern in which the economic benefit is consumed. Other intangible assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of any impairment loss for long-lived assets and identifiable intangible assets that management expects to hold and use is based on the amount of the carrying value that exceeds the fair value of the asset. No impairment loss was recorded for the years ended December 31, 2006, 2005 and 2004. The balances consist of the following:

	As of December 31, 2006
	Average Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Amount
Acquired technology	4	$320	$(118)	$202
Customer relationships	5	1,450	(449)	1,001
Content	4	200	(65)	135
Domain name	5	8,353	(3,115)	5,238

Total		$10,323	$(3,747)	$6,576

	As of December 31, 2005
	Average Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Amount
Acquired technology	4	$200	$(31)	$169
Customer relationships	5	1,050	(146)	904
Content	4	160	(9)	151
Domain name	5	5,679	(3,146)	2,533

Total		$7,089	$(3,332)	$3,757

        The following table summarizes the future estimated annual amortization expense for these assets over the next five years:

Years Ending December 31,
2007	$1,659
2008	1,400
2009	1,309
2010	1,124
2011	590
Thereafter	494

$6,576

        Cost of Revenues—Cost of revenues includes marketing costs to fulfill specific customer advertising orders, the direct development costs of licensing revenues, costs of hosting websites and depreciation.

        Sales and Marketing—Sales and marketing expenses include online marketing and advertising costs, sales promotion, compensation and benefit costs related to the Company's sales and sales support staffs, the direct expenses associated with the Company's sales force and depreciation. The Company recognizes advertising expense at the time the advertisement is first published. All other sales and marketing costs are expensed as incurred.

        Technology and Product Development—Technology and product development expenses include costs incurred by the Company to enhance, manage, support, monitor and operate the Company's websites and related technologies and to operate the Company's internal technology infrastructure, which are expensed as incurred, and depreciation and amortization.

        General and Administrative—General and administrative expenses include compensation, benefits, office expenses, and other expenses for executive, finance, legal, business development and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs, depreciation and amortization and provisions for doubtful accounts.

        Stock-Based Compensation and Stock-Based Charges—Prior to January 1, 2006, the Company accounted for employee stock-based compensation plans under the valuation and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations and disclosure guidance as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with APB 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the per share fair value of the stock and the per share exercise price of the stock option. Options granted with exercise prices equal to the grant date fair value of the Company's stock have no intrinsic value and, therefore, no expense was recorded for these options under APB 25. For stock options whose exercise price was below the grant date fair value of the Company's stock, the difference between the exercise price and the grant date fair value of the Company's stock was expensed over the service period (generally the vesting period) using an accelerated amortization method in accordance with the FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans" (FIN28).

        During the year ended December 31, 2003, the Company permitted certain executives to exercise options early in exchange for full recourse notes which are secured by the underlying stock. Each employee who so exercised received restricted stock, the restrictions on which have been released at the same rate as the underlying options would have vested. In accordance with EITF Issue 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44," the expense for options exercised with notes receivable in the year ended December 31, 2003 have been recorded subject to variable accounting.

        Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payments" (SFAS 123(R)) using the prospective approach and, accordingly, prior periods have not been restated to reflect the impact of SFAS 123(R). Under the prospective approach, the Company recognizes stock-based compensation expense for only those awards that are granted subsequent to December 31, 2005 and any previously existing awards that are subject to variable accounting, including certain stock options that were exercised with notes in 2003, until the awards are exercised, forfeited, or contractually expire in accordance with the prospective method and transition rules of SFAS 123(R). Under SFAS 123(R), stock-based awards granted after December 31, 2005, are recorded at fair value as of the grant date and recognized to expense over the employee's requisite service period (the vesting period, generally four years), which the Company has elected to amortize on a straight-line basis. The deferred stock-based compensation balance of $452 as of December 31, 2005, relating to variable options accounted for under APB 25, was reclassified as a reduction of additional paid-in capital upon the adoption of SFAS 123(R). As a result of adopting SFAS 123(R) on January 1, 2006, net income before taxes for the year ended December 31, 2006, was $215 lower, than if the Company had continued to account for stock-based compensation under APB 25, due to the additional expense related to options granted in 2006. There was a de minimis impact on basic or diluted net income per share. Options exercised with a note receivable in 2003 continue to be accounted for under APB 25.

        The Company has a net operating loss carry-forward as of December 31, 2006, and no excess tax benefits for the tax deductions related to share-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in 2006.

        Operating Leases—The Company leases office space and data centers under operating lease agreements with original lease periods up to 9 years. Certain of the lease agreements contain rent escalation provisions which are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for the purposes of recognizing lease expense on a straight-line basis over the term of the lease.

        Income Taxes—Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

        Earnings Per Share—Basic earnings per share, or EPS, is calculated in accordance with SFAS No. 128, "Earnings per Share," and EITF Issue No. 03-6, "Participating Securities and the Two-Class Method Under SFAS No. 128, "Earnings Per Share," and is calculated using the weighted average number of common shares outstanding during each period.

        Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share. For purposes of this calculation, common stock subject to repurchase by the Company, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

        The shares used to compute basic and diluted net income per share represent the weighted-average common shares outstanding, reduced by the weighted-average unvested common shares subject to repurchase. Further, as the Company's preferred stockholders have the right to participate, on a one-for-one basis, in any dividend declared on the Company's common stock, basic and diluted EPS are computed using the two-class method, under which the Company's undistributed earnings are allocated amongst the common and preferred shareholders.

        The computation of EPS is as follows (amounts in thousands, except share and per share data):

	Years ended December 31,
	2004	2005	2006
Numerator—basic and diluted:
Net income	$9,333	$13,414	$93,067
Undistributed income attributable to preferred stockholders	(6,422)	(8,298)	(54,279)

Net income attributable to common stockholders	$2,911	$5,116	$38,788

Denominator:
Weighted-average common shares	12,886,807	15,572,563	16,973,124
Weighted-average unvested restricted stock subject to repurchase	(1,729,964)	(1,414,626)	(951,824)

Denominator for basic calculation	11,156,843	14,157,937	16,021,300
Weighted-average effect of dilutive securities:
Employee stock options	770,159	1,118,147	1,305,746
Warrants	1,020,751	1,032,121	1,038,062
Unvested restricted stock subject to repurchase	1,729,964	1,414,626	951,824

Denominator for diluted calculation	14,677,717	17,722,831	19,316,932

Net income per share—basic	$0.26	$0.36	$2.42

Net income per share—diluted	$0.20	$0.29	$2.01

        The computations of diluted net income applicable to common shareholders exclude preferred stock, warrants and common stock options which were anti-dilutive. Shares excluded from the computations of diluted net income applicable to common shareholders amounted to 26,588,765, 27,375,598 and 29,089,553 for the years ended December 31, 2006, 2005 and 2004, respectively.

        The computation of pro forma EPS is as follows (amounts in thousands, except share and per share data):

Year Ended December 31, 2006
Numerator—basic and diluted:
Net income	$93,067

Denominator:
Weighted-average common shares	16,973,124
Weighted-average unvested restricted stock subject to repurchase	(951,824)
Assumed conversion of convertible preferred stock outstanding	22,420,232

Denominator for basic calculation	38,441,532
Weighted-average effect of dilutive securities:
Employee stock options	1,305,746
Warrants	1,038,062
Unvested restricted stock subject to repurchase	951,824

Denominator for diluted calculation	41,737,164

Pro forma net income per share—basic	$2.42

Pro forma net income per share—diluted	$2.23

        Upon the completion of this offering, all outstanding shares of the Company's convertible preferred stock Series A, B, C, D, and E will automatically convert into shares of Class A common stock at a conversion rate of 1:1. The computations of pro forma diluted loss per share exclude warrants and common stock options which were anti-dilutive. Shares excluded from the computation of diluted loss per share for the year ended December 31, 2006 were 4,168,533.

        Comprehensive Income—Comprehensive income includes all changes in equity during a period from non-owner sources. Other comprehensive income refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. For the years ended December 31, 2006, 2005 and 2004, the Company's comprehensive income consisted of its net income, unrealized gains and losses on investments classified as available for sale and cumulative translation adjustments. The tax effect of the translation adjustments was not significant.

        Foreign Currency—The financial position and results of operations of the Company's Canadian subsidiary are measured using the Canadian Dollar as the functional currency. Revenues and expenses of this subsidiary have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded as foreign currency translation adjustment, a component of other comprehensive income (loss).

        Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations. For the years ended December 31, 2006, 2005 and 2004, the Company's foreign currency translation gains and losses were not material.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that tax position is more likely than not to be sustained on audit based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative adjustment to opening retained earnings. The Company adopted FIN 48 on January 1, 2007 and recognized a $478 increase to the liability for uncertain tax positions, $127 of which was charged to retained earnings.

        In September 2006, the SEC released SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance in the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 during the fourth quarter of 2006. The Company had no SAB 108 adjustments.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that its adoption will have a material impact on its financial position, cash flows, and results of operations.

        In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements," or FSP EITF 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. We have evaluated the potential impact of FSP EITF 00-19-2 and have concluded that it will not have a material impact on our financial position, cash flows and results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows and results of operations, but does not believe that its adoption will have a material impact on the Company's financial position, cash flows or results of operations.

4. ACQUISITIONS

        The Company completed sixteen acquisitions during the three years ended December 31, 2006. The Company uses the purchase method of accounting and the results of the acquired businesses are included in the income statement since the date of acquisition. The purchase price includes the direct costs of the acquisition. Amounts allocated to intangible assets are amortized over their estimated useful lives of between three to seven years; no amounts have been allocated to in-progress research and development. Goodwill represents the excess of consideration paid over the net identifiable assets of businesses acquired: all but $5.0 million of the goodwill is deductible for income tax purposes. The Company has entered into earnout agreements, which are contingent on the acquired business achieving agreed upon performance milestones. The Company accounts for earnout consideration paid as an addition to goodwill in the period earned (see Note 14 for further discussion).

        The following table summarizes the acquisitions completed during the three years ended December 31, 2006 and includes subsequent purchase price allocation adjustments and earnout payments:

	Purchase Price	Other Tangible Assets	Goodwill	Amortizable Intangibles
2004
Myers/Loan App, Inc.	$2,384	$—	$2,234	$150
2005
1800 Communications	8,528	—	7,658	870
Other acquisitions	12,902	297	11,945	660
2006
Other acquisitions	16,502	—	10,602	5,900

Total	$40,316	$297	$32,439	$7,580

        The allocation of the purchase price to the assets acquired and liabilities assumed based on the fair values was as follows:

Amount
Goodwill	$32,439
Amortizable intangible assets:
Acquired technology	320
Customer relationships	1,420
Content	190
Domain name	5,650
Other tangible assets acquired	297

Total assets acquired	40,316
Cash acquired	30
Liabilities assumed	16

Total	$40,362

        Acquisitions Completed in 2006—During the year ended December 31, 2006, the Company completed seven acquisitions in the Consumer Internet segment; the total aggregate purchase price of which was $16,502, including 14,113 shares of Class A common stock with a fair value of approximately $104. The acquisitions were designed to extend the Company's audiences and advertising base. Goodwill recognized in those transactions amounted to $10,602 and is expected to be fully deductible for tax purposes. Intangible assets, consisting of acquired technology, customer relationships and domain names recognized, amounted to $5,900 and will be amortized over a weighted-average period of five years.

        Acquisitions Completed in 2005—During the year ended December 31, 2005, the Company completed seven acquisitions in the Consumer Internet segment; the total aggregate purchase price of which was $21,430 including 193,785 shares of Class A common stock with a fair value of approximately $422, of which 119,190 were held in escrow in 2005 and issued subsequently. The acquisitions were designed to extend the Company's domestic and international audiences and increase advertising opportunities. Goodwill recognized in those transactions amounted to $19,603, and that amount is expected to be fully deductible for tax purposes. Intangible assets, consisting of acquired technology, customer relationships and domain names recognized, amounted to $1,530 and will be amortized over a weighted-average period of four years.

        Acquisitions Completed in 2004—The Company completed two related acquisitions during the year ended December 31, 2004, in which it acquired certain assets of Myers Internet, Inc. and all of the stock of LoanApp, Inc., an affiliate of Myers Internet, Inc., for $2,384, including 212,563 shares of Class A common stock with a fair value of approximately $463, of which 60,279 were held in escrow in 2004 and subsequently issued. These website properties provide mortgage lender listings and leads, as well as a mortgage lead delivery platform.

        Pro Forma Financial Statement Information—The following unaudited condensed consolidated pro forma statement of operations data shows the results of operations for the years ended

December 31, 2005 and 2004, as if the significant recently completed acquisitions had occurred at the beginning of each period presented:

	Years ended December 31,
	2004	2005
Revenues	$76,424	$83,464
Income from operations	8,485	11,599
Net income	10,584	13,677
Net income per share—basic	$0.30	$0.36

        Pro forma information has not been presented for 2006 as there is no significant difference between the pro forma and actual results for the year. These unaudited condensed consolidated pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods or the results of future operations. Furthermore, the pro forma results do not give effect to any cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment is recorded at cost and consists of the following:

	Years ended December 31,
	2005	2006
Computer equipment and purchased software	$16,260	$17,400
Capitalized website development costs	11,647	12,663
Furniture and equipment	2,546	2,593
Leasehold improvements	3,180	3,688

	33,633	36,344
Less accumulated depreciation and amortization	(27,596)	(30,279)

Total property and equipment, net	$6,037	$6,065

        The Company recorded $2,688, $2,163 and $2,476 of depreciation expense for the years ended December 31, 2006, 2005 and 2004, respectively.

6. INVESTMENTS

        The Company's investment portfolio consists of government and high-quality corporate debt securities. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected when interest rates fall. The longer the term of the securities, the more susceptible they are to changes in interest rates. Investments are reviewed periodically to identify possible other-than-temporary impairment. When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The Company has the ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the initial cost of the investment. The Company expects to realize the full value of all of these investments upon maturity or sale.

        The following tables summarize the investments in available-for-sale securities:

	December 31, 2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market securities	$4,999	$1	$(2)	$4,998
United States Government and agency securities	19,773	12	(58)	19,727
Corporate debt securities	59,280	397	(99)	59,578
Commercial paper	23,116	26	(22)	23,120

Total investments in available-for-sale securities	$107,168	$436	$(181)	$107,423

	December 31, 2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
United States Government and agency securities	$33,135	$106	$(235)	$33,006
Corporate debt securities	43,677	441	(164)	43,954
Commercial paper	8,429	3	(27)	8,405

Total investments in available-for-sale securities	$85,241	$550	$(426)	$85,365

        The contractual maturities of investments at December 31, 2006 and 2005 are as follows:

	December 31,
	2005	2006
Maturities:
Due within one year	$54,304	$75,319
Due after one year through five years	31,061	32,104

	$85,365	$107,423

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	December 31,
	2005	2006
Accounts payable	$8,448	$6,092
Accrued payroll and benefits	1,877	1,958
Deferred rent	2,168	2,043
Accrued marketing costs	620	1,245
Accrued audit fees	930	1,219
Other accrued expenses	493	732

	$14,536	$13,289

8. IMPAIRMENT AND OTHER CHARGES

        During the year ended December 31, 2004, the Company negotiated an early termination of the lease related to its former headquarters facility. Charges related to the termination were approximately $328 and are included in general and administrative expense on the accompanying Statement of Operations.

9. INCOME TAXES

        The provision (benefit) for income taxes was as follows for the years ended December 31:

	2004	2005	2006
Current:
Federal	$(71)	$453	$497
Foreign	188	336	197
State	63	184	242

	180	973	936

Deferred:
Federal	25	490	(63,830)
State	10	106	(7,188)

	35	596	(71,018)

Provision (benefit) for income tax	$215	$1,569	$(70,082)

        Income taxes have been based on the following components of pre-tax income:

	Years ended December 31,
	2004	2005	2006
Domestic	$7,137	$11,468	$19,174
Foreign	2,411	3,515	3,811

	$9,548	$14,983	$22,985

        A reconciliation of the statutory federal rate and the effective rate, for operations, is as follows:

	Years ended December 31,
	2004		2005		2006
Tax computed at federal statutory rates	$3,343	35.00%	$5,244	35.00%	$8,104	35.26%
State tax, net of federal tax benefit	439	4.60%	689	4.60%	1,065	4.63%
Permanent items	22	0.23%	26	0.17%	23	0.10%
Other	129	1.36%	109	0.73%	378	1.65%
Foreign	120	1.27%	219	1.46%	128	0.56%
Rate adjustment	(510)	(5.34)%	—	—	—	—
Stock-based compensation	3,384	35.44%	4,365	29.13%	1,850	8.05%
Valuation allowance allocated to reduce goodwill	36	0.38%	596	3.97%	11,666	50.75%
Change in valuation allowance	(6,748)	(70.69)%	(9,679)	(64.59)%	(93,296)	(405.90)%

Provision (benefit) for income taxes	$215	2.25%	$1,569	10.47%	$(70,082)	(304.90)%

        The tax effect of temporary differences that give rise to significant components of deferred tax assets and liabilities consist of the following at December 31,

	December 31,
	2005	2006
Amortization	$7,024	$4,536
Allowance for doubtful accounts	600	502
Taxes credit carryovers	488	1,065
Stock-based compensation	2,163	3,927
Deferred revenue	1,845	2,158
Reserves and accrued expenses	2,878	2,844
Net operating loss carryforwards	89,259	79,128

Total deferred tax assets	104,257	94,160
Less: valuation allowance	(102,955)	(9,659)

Net deferred tax assets	1,302	84,501

Deferred tax liabilities
Depreciation	(882)	(1,417)
Other	(420)	(401)

Total deferred tax liabilities	(1,302)	(1,818)

Net deferred tax assets	$—	$82,683

Reported as:
Current deferred tax assets	$—	$11,142
Long-term deferred tax assets	—	71,541

Net deferred tax assets	$—	$82,683

        Significant judgment is necessary in determining valuation allowances for our deferred tax assets. Accounting standards require us to establish a valuation allowance for that portion of the deferred tax asset for which it is more likely than not that we will receive a future benefit. In making this judgment all available evidence is considered, some of which, particularly estimates of future profitability and future income tax rates, is subjective in nature. From inception through 2003, we accumulated more than $300,000 in net operating losses. Fiscal 2004 was our first year of profitability. During fiscal 2005, income from operations increased by 57% and cash provided by operating activities increased by 68%. At December 31, 2005, the Company analyzed two years of profitability and positive cash flow against a history of five years of losses and negative cash flow and concluded that the realization of the deferred tax asset was not yet more likely than not. A valuation allowance of $102,955 had been established against a portion of the Company's deferred tax assets at December 31, 2005. During fiscal 2006 income from operations grew by 47% and cash from operations increased by 7%; additionally, the Company had continuing success with our acquisition program. As of December 31, 2006, the Company concluded it was more likely than not that it will be able to realize its deferred tax assets through expected future taxable profits and released a valuation allowance of approximately $82,683, the majority of which was recognized as an income tax benefit and $11,666 of which reduced the existing value of goodwill. Although realization is not assured, the Company has concluded that it is more likely than not that $82,683 of its net deferred tax assets at December 31, 2006 will be realized in the ordinary course of operations based on the currently available positive and negative evidence, primarily the Company's recent three-year history of earnings and projected earnings. In the event that the Company's future operating results fall short of its estimates, a material amount of the incentive stock options (ISOs) granted by the Company become subject to a disqualifying disposition, or income tax rates are lower than estimated, it is possible that the Company may need to increase the valuation allowance, the effect of which could result in a significant charge to the Company's operating results.

        As of December 31, 2006, the Company had federal and state net operating loss (NOL) carryforwards of $208,173 and $117,412, respectively. The federal NOLs expire during the years ended December 31, 2019 through 2024, unless previously utilized. The Company has state NOLs that expire during the years ended December 31, 2007 through 2012, unless previously utilized. The Company also has minimum tax credits of $1,147 that can be carried forward indefinitely.

        Under the provisions of the Internal Revenue Code Section 382, certain substantial changes in the Company's ownership may result in a limitation on the amount of the net operating loss carryforwards, which could be utilized annually to offset future taxable income and taxes payable. As a result, at December 31, 2006, a valuation allowance of $9,659 has been retained to offset certain deferred tax assets as realization of such assets has not met the "more likely than not" threshold required under FAS 109. Additionally, despite the net operating loss carryforward, the Company will have a future tax liability due to alternative minimum tax, foreign tax or state tax requirements.

10. ACCOUNTING FOR STOCK-BASED COMPENSATION

        Upon the adoption of SFAS 123(R) on January 1, 2006, the Company estimated the fair value of each stock-based award on the grant date using the Black-Scholes valuation model. To facilitate the adoption of SFAS 123(R), the Company applied provisions of Staff Accounting Bulletin No. 107 (SAB 107) in developing its methodologies to estimate its Black-Scholes valuation model inputs. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. Below is a summary of the methodologies the Company utilized to estimate the assumptions:

        Valuation and Amortization Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single-option award approach. This fair value is then amortized on a straight-line basis over the requisite service period, which is generally the vesting period.

        Expected Term—The expected term of the Company's stock-based awards represents the period that the Company's stock-based awards are expected to be outstanding and is determined based on the simplified method permitted under SAB 107, since the Company does not have adequate history of exercises of its stock-based awards.

        Expected Volatility—The Company estimates its volatility factor by using the historical average volatility, over a period equal to the expected term, of comparable companies since it does not have adequate stock price history of its own stock to determine volatility.

        Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends in the future.

        Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the implied yield currently available on the U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards does not correspond with the terms for which interest rates are quoted, the Company performs a straight-line interpolation to determine the rate from the available maturities.

        Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. As stock-based compensation expense recognized in the Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated based on historical experience. During the years ended prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

        Fair Value—The fair value of the Company's stock options granted to employees and non-employee directors for the year ended December 31, 2006 was estimated using the following assumptions:

2006
Weighted-average risk-free interest rate	4.70%
Expected term (years)	6.22
Dividend yield	0.00%
Weighted-average expected volatility	95.94%

        Stock-Based Compensation Expense—Under the provisions of SFAS 123(R), the Company recorded approximately $9,127 of stock-based compensation expense in its Statement of Operations for the year ended December 31, 2006. The Company utilized the Black-Scholes valuation model for estimating the fair value of the stock-based compensation granted after the adoption of SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company recorded approximately $12,570 and $9,902 of stock-based compensation for certain options exercised with notes in the Consolidated Statement of Operations for the years ended December 31, 2005 and 2004, respectively, under the provisions of APB 25 based upon their intrinsic value.

        The Company has a net operating loss carry-forward as of December 31, 2006, and no excess tax benefits for the tax deductions related to share based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in 2006 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

        As a result of adopting SFAS 123(R), the Company's net income for the year ended December 31, 2006 is approximately $215 lower than if the Company had continued to account for stock-based compensation under APB 25 and there was no impact to basic and diluted net income per share.

        The Company accounts for stock option grants and similar equity instruments granted to non-employees under the fair value method, in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and SFAS No. 123(R).

11. CAPITALIZATION

        Convertible Preferred Stock—The following table summarizes the Series A, Series B, Series C, Series D and Series E activity for the years ended December 31, 2006, 2005 and 2004:

	Series A		Series B		Series C
Balance at
	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2003	5,000,000	$91	4,779,286	$7,328	4,971,502	$23,730
December 31, 2004	5,000,000	91	4,779,286	7,328	4,971,502	23,730
Exchange for Common Series B	—	—	—	—	—	—

December 31, 2005	5,000,000	91	4,779,286	7,328	4,971,502	23,730
December 31, 2006	5,000,000	$91	4,779,286	$7,328	4,971,502	$23,730

	Series D		Series E		Total—Series A-E
Balance at
	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2003	9,084,149	$286,541	785,295	$23,411	24,620,232	$341,101
December 31, 2004	9,084,149	286,541	785,295	23,411	24,620,232	341,101
Exchange for Common Series B	2,200,000	(69,344)	—	—	2,200,000	(69,344)

December 31, 2005	6,884,149	217,197	785,295	23,411	22,420,232	271,757
December 31, 2006	6,884,149	$217,197	785,295	$23,411	22,420,232	$271,757

        At December 31, 2006, 3,808,629 shares of Series F were authorized and none were issued.

        Convertible preferred stock (the Preferred Stock) consisted of the following as of December 31, 2006:

	Par Value	Issuance Price Per Share	Shares Authorized	Shares Outstanding	Liquidation Value
Series A	$.001	$0.02	10,000,000	5,000,000	$100
Series B	$.001	$1.54	9,558,572	4,779,286	7,360
Series C	$.001	$4.66 and $5.34	9,945,000	4,971,502	23,167
Series D	$.001	$31.52	28,000,000	6,884,149	216,988
Series E	$.001	$89.80	1,633,608	785,295	70,520
Series F	$.001	$—	3,808,629	—	—

			62,945,809	22,420,232	$318,135

        Each holder of Preferred Stock is entitled to the number of votes determined on an as-converted basis, as if the Preferred Stock had been converted into shares of Class A Common Stock in the manner described below. The holders of the Series A, B, C, D, E and F Preferred Stock are entitled to receive non-cumulative dividends in an amount equal to $0.04, $0.16, $0.38, $2.52, $7.18 and $0.64 per annum, respectively, when and if declared by the Company's Board of Directors and no dividend will be paid to the common stockholders, unless the amount of such dividend is also paid on the Preferred Stock on an as converted to Class A Common Stock basis. In the event of any liquidation, dissolution or winding up of the Company, including a change of control, as defined, the holders of Series A, B, C, D, E and F Preferred Stock are entitled to receive $0.02, $1.54, $4.66, $31.52, $89.80 and $8.06 per share, respectively, plus declared but unpaid dividends on each share. As of December 31, 2006, no dividends had been declared.

        Each share of the Series A, B, C, D, E and F Preferred Stock is convertible, at the option of the holder, at any time, into the number of shares of Class A Common Stock determined by dividing the applicable original issue price (the Original Issue Price) of such shares of Preferred Stock by the conversion price (the Conversion Price). As of December 31, 2006, the Original Issue Prices and Conversion Prices per share of Series A, B, C, D, E and F Preferred Stock were $0.02, $1.54, $4.66, $31.52, $88.90 and $8.06, respectively. Each share of Preferred Stock will automatically be converted into shares of Class A common stock at the Conversion Price upon the earlier of (i) the closing of an IPO with gross proceeds to the Company of not less than $20 million at a per share offering price of at least $14.00, or (ii) the consent of holders of not less than 50% of the outstanding shares of each series of Preferred Stock, except Series E Preferred Stock.

        As of December 31, 2006, Idealab Holdings, L.L.C. and its affiliates own 5 million shares of Series A Preferred Stock, 1,287,553 shares of Series C Preferred Stock, and 3,604,367 shares of Series D Preferred Stock, as well as Class A Common Stock and all of the shares of Class B Common Stock.

        Class A Common Stock—Each share of Class A Common Stock has a single vote. In the year ended December 31, 2003, the Company reduced the number of authorized shares of Class A common stock from 160,000,000 to 125,000,000.

        During the three years ended December 31, 2006, Mr. Robert Brisco, Internet Brands' CEO, had the contractual right to sell certain common stock shares to the Company at fair market value, up to a maximum dollar amount of $630. This "Put Right" was subsequently rescinded and is no longer in effect.

        Restricted Stock—During the years ended December 31, 2006, 2005 and 2004, the Company issued 5,000, 352,500 and 498,000 shares, respectively, of restricted shares of Class A common stock upon the early exercise of stock options. The stock generally vests over four years. During the year ended December 31, 2006, the Company repurchased 82,500 shares of unvested shares upon termination of employment. As of December 31, 2006 and 2005, 466,247 and 1,076,133 shares, respectively, were unvested and subject to repurchase by the Company.

        Class B Common Stock—Each share of Class B Common Stock has 20 votes and shall vote together with the shares of the Company's Class A Common Stock as a single class. All shares of Class B Common Stock are held by a single stockholder.

        Each share of Class B Common Stock shall be converted at the option of the holder thereof, at any time after the date of issuance, into one share of Class A Common Stock. Upon the transfer or disposition of any share of Class B Common Stock to any person or entity other than to an affiliate of the current stockholder, each such share of Class B Common Stock shall automatically be converted into one share of Class A common stock. If and when the current stockholder or its affiliates collectively cease to hold and have the right to direct the vote of at least 15% of the shares of the Company's outstanding capital stock, each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock.

        During the year ended December 31, 2005, the Company changed the threshold for automatic conversion of Class B Common Stock into Class A Common Stock so that Class B Common Stock shall automatically be converted into one share of Class A Common Stock if and when the current stockholder or its affiliates collectively cease to hold and have the right to direct the vote of at least 15% of the shares of the Company's outstanding capital stock.

        During the year ended December 31, 2005, the Company increased the number of authorized shares of Class B Common Stock from 2,050,000 to 6,050,000.

        Class C Common Stock—Class C Common Stock is non-voting. During the year ended December 31, 2003, the Company reduced the number of authorized shares of Class C common stock from 80,000,000 to 2,000,000, including 250,000 shares reserved for one of the Company's stock option plans (see Note 12).

        Each share of Class C Common Stock shall automatically convert into one share of Class A Common Stock upon a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A Common Stock to the public.

        Class D Common Stock—Each share of Class D Common Stock has 1/20 of a vote. During the year ended December 31, 2005, the Company increased the number of authorized shares of Class D Common Stock from 7,131,179 to 9,500,000.

        Each share of Class D Common Stock shall automatically convert at into one share of Class A Common Stock upon a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A Common Stock to the public.

        Exchange of Series D Preferred Stock—During the year ended December 31, 2005, the Company authorized the equal value exchange of 4,400,000 shares of Series D Preferred Stock for 4,000,000 shares of Class B Common Stock.

12. STOCK OPTIONS AND WARRANTS

        Stock Option Plans—The Company's 1998 Stock Plan (the 1998 Stock Plan) was amended in May 2003, February 2005, August 2005 and November 2006 to increase the total number of shares of Class A common stock available for issuance to a total of 10,675,000, 10,915,000, 10,955,000, and 11,705,000, respectively. The 1998 Stock Plan provides for the granting of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Stock purchase rights may also be granted under the 1998 Stock Plan. Options granted generally vest over a four-year period and generally expire ten years from the date of grant. In addition, certain employees have options that have accelerated vesting provisions upon the transfer of ownership of 50% or more of the Company's common stock.

        At December 31, 2006 and 2005, 928,938 and 1,043,790 shares, respectively, were available for future grants under the 1998 Stock Plan.

        The following table summarizes activity under the 1998 Stock Plan:

	Number of Shares	Approximate Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Average Intrinsic Value
Options outstanding at December 31, 2003	1,979,471	$0.72
Granted	945,250	1.21
Exercised	(668,370)	1.13
Forfeited/expired	(109,305)	0.78

Options outstanding at December 31, 2004	2,147,046	0.80
Granted	1,484,750	2.86
Exercised	(928,826)	1.12
Forfeited/expired	(129,718)	1.12

Options outstanding at December 31, 2005	2,573,252	1.86
Granted	319,272	4.22
Exercised	(362,432)	0.79
Forfeited/expired	(121,925)	1.29

Options outstanding at December 31, 2006	2,408,167	$2.36	7.09	$5,644

Vested and expected to vest at December 31, 2006	1,230,620	$2.36	7.48	$5,362

Exercisable at December 31, 2006	1,230,620	$1.54	6.39	$3,880

Exercisable at December 31, 2005	1,232,863	$1.86

Exercisable at December 31, 2004	1,474,494	$0.78

        The weighted-average fair value of options granted during 2006 was $3.36.

        The intrinsic value of stock options at the date of exercise is the difference between the fair value of the stock at the date of exercise and the exercise price. During the years ended December 31, 2006, 2005 and 2004, the total intrinsic value of options exercised was $1,417, $1,904 and $109, respectively. In determining the intrinsic value of stock options exercised, the Company established the exercise price based on the fair value of the Company's stock at the date of grant as determined by the Board. Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value price of the Company's common stock for the 2,408,167 options that were in-the-money as of December 31, 2006.

        Additional information with respect to outstanding options under the 1998 Stock Plan as of December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.50 – $1.50	972,657	5.94	$0.80	800,271	$0.72
$1.80 – $2.00	169,887	6.13	2.00	97,887	1.98
$3.00 – $3.40	954,200	8.85	3.40	304,200	3.36
$4.00 – $4.70	311,423	8.85	4.22	28,280	4.04

Totals	2,408,167	7.09	$2.36	1,230,638	$1.55

        The Company's 2000 Stock Plan (the 2000 Stock Plan) was amended in January 2002 to decrease the total number of shares of Class C common stock available for issuance to 250,000 shares. The 2000 Stock Plan provides for the granting of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Stock purchase rights may also be granted under the 2000 Stock Plan. Options granted generally begin vesting over a four-year period. Additional options granted to employees previously holding options under either the 1998 Stock Plan or the 2000 Stock Plan vest quarterly over four years. Options generally expire ten years from the date of grant. At December 31, 2006, 34,448 shares were available for future grants under the 2000 Stock Plan.

        The following table summarizes activity under the 2000 Stock Plan:

	Number of Shares	Approximate Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Average Intrinsic Value (in thousands)
Options outstanding at December 31, 2003	160,400	$0.86
Granted	80,000	0.50
Exercised	(508)	1.03
Forfeited/expired	(13,505)	0.76

Options outstanding at December 31, 2004	226,387	0.74
Granted	—	—
Exercised	(9,742)	0.88
Forfeited/expired	(17,802)	0.66

Options outstanding at December 31, 2005	198,843	0.74
Granted	8,500	4.00
Exercised	(4,551)	0.73
Forfeited/expired	(5,500)	0.91

Options outstanding at December 31, 2006	197,292	$0.88	5.38	$754

Vested and expected to vest at December 31, 2006	187,433	$0.88	5.38	$733

Exercisable at December 31, 2006	170,892	$0.78	5.21	$668

Exercisable at December 31, 2005	159,323	$0.80
Exercisable at December 31, 2004	159,888	$0.84

        The weighted-average fair value of options granted under the 2000 Stock Plan during 2006 was $4.00. At December 31, 2006, 2005 and 2004, 170,892, 159,323 and 159,888 outstanding options were exercisable, respectively.

        The intrinsic value of stock options at the date of exercise is the difference between the fair value of the stock at the date of exercise and the exercise price. During the years ended December 31, 2006, 2005 and 2004, the total intrinsic value of options exercised was $18, $21 and $0, respectively. In determining the intrinsic value of stock options exercised, the Company established the exercise price based on the fair value of the Company's stock at the date of grant as determined by the Board. Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 197,292 options that were in-the-money as of December 31, 2006.

        Additional information with respect to outstanding options under the 2000 Stock Plan as of December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.50	158,903	5.52	$0.50	138,906	$0.50
$2.00	29,889	3.55	2.00	30,393	2.00
$4.00	8,500	9.16	4.00	1,593	4.00

Totals	197,292	5.38	$0.88	170,892	$0.80

        The Company holds notes receivable exchanged for the exercise of options by certain management employees, with interest rates ranging from 2.1% to 4.3% per annum. The notes receivable are generally due over a four- to nine-year period, are designated as full-recourse and are collateralized by the common stock issued pursuant to the option exercise. As of December 31, 2006 and 2005, notes receivable approximating $2,800 and $3,200 respectively, were due from current and former officers, directors and employees of the Company.

        In accordance with EITF Issue 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" and EITF 95-16 "Accounting For Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25," options exercised with notes receivable in the year ended December 31, 2003 are accounted for as variable options. Additional deferred compensation of $6,600 and $5,300 for the years ended December 31, 2005 and 2004, respectively, was recorded in stockholders' equity to reflect the fair value change of the underlying common stock for those options exercised with notes receivable. Deferred stock compensation represents the excess of the fair value of the common stock over the option exercise price. In accordance with SFAS 123(R), the balance of deferred stock-based compensation on the consolidated balance sheet on the date of adoption, January 1, 2006 was reclassified to additional paid-in capital. The 4,907,000 exercised options underlying these notes receivable as of December 31, 2006, will be accounted for under variable accounting with future adjustments to additional paid-in capital for changes in the fair value of the underlying common stock until the notes are settled or modified.

        At December 31, 2006, the total compensation cost related to unvested stock-based awards granted to employees in 2006 under the provisions of SFAS 123(R) and the Company's stock award plans, but not yet recognized was approximately $833, net of estimated forfeitures of approximately $50. This cost will be amortized on a straight-line basis over a weighted-average period of 2.25 years and will be adjusted for subsequent changes in estimated forfeitures.

        The Company determines the fair value of its common stock for purposes of new option grants and the cost of options subject to variable accounting with the assistance of an independent valuation expert on a periodic basis. Key factors considered in determination of fair value of the common stock include:

  •
  Achievement of key milestones and events in the business

  •
  Market comparables for other similar entities

  •
  Liquidation preferences and rights of preferred shareholders

  •
  Proximity to other financing events or transactions

        During the years ended December 31, 2006 and 2005 the Company granted 40,000 and 240,000 stock options, respectively, to non-employee directors that are exercisable into the Company's Class A common stock. Options vest quarterly over four years, and expire ten years from the date of grant.

        Warrants—In December 1999, as part of its acquisition of a minority interest in CD1Financial.com, LLC, the Company issued a fully-vested, non-forfeitable warrant for 1,042,985 shares of Class A common stock at an exercise price of $0.02. The warrant resulted in an increase in goodwill and additional paid-in capital of approximately $29,600, its deemed fair value for accounting purposes calculated using an option-pricing model using the following assumptions: risk-free interest rate of 5%; no stated term for exercise; 0% dividend yield; and volatility of 58%. The warrant has no expiration date and was outstanding as of December 31, 2006.

        In May 2000, the Company entered into a strategic alliance with Penske Motor Group, Inc. (formerly Penske Automotive Group, Inc.) and Penske Automotive Group, Inc. (formerly United Auto Group, Inc.), both of which are related parties, for vehicle sourcing and other services. As consideration, the Company granted to Penske Motor Group, Penske Automotive Group and certain affiliated and associated companies warrants to purchase an aggregate of 3,969,669 shares of Series D Preferred Stock at an exercise price of $31.52.

        Warrants for 2,144,699 of the shares, expiring in 2005, 2006 and 2007, were fully vested and non-forfeitable at issuance in 2000. Amortization of the deferred stock-based charges was recognized over the five-year term of the consulting agreement and amounted to $0, $2,900 and $7,700 respectively, for the years ended December 31, 2006, 2005 and 2004.

        Warrants for the remaining 1,825,000 shares (performance warrants) were contingently issuable based on certain future performance criteria relating to the number of new vehicles sourced from Penske Motor Group and Penske Automotive Group annually for calendar years 2000 through 2004 for the Company's new vehicle brokering business. Performance warrants were to expire five years from their vesting dates, through 2009.

        In 2001, the Board of Directors authorized the cancellation and reissuance of the performance warrants and 79,314 of the previously granted warrants for Series D Preferred Stock with comparable warrants for Series F Preferred Stock at an exercise price of $8.06 a share, representing the board and management's evaluation of the fair value of the Company's Series F Preferred Stock.

        In 2004, the Board of Directors authorized extending the expiration date of warrants to purchase 2,769,669 shares expiring in 2005 and 2006 to May 2007, generating deferred stock charges of approximately $933. Amortization of deferred stock compensation for the extension was approximately $260 and $673 respectively for the years ended December 31, 2005 and 2004.

        As of December 31, 2004, all performance warrants had been earned. For the year ended December 31, 2004, stock-based charges related to performance warrants exercisable for 375,000 shares of Series F Preferred Stock approximated $948.

        Warrants exercisable and outstanding as of December 31, 2006 are as follows:

	Number of Shares	Exercise Price	Expiration
Series D Preferred Stock	2,065,355	$31.52	May 2007
Series F Preferred Stock	1,204,314	$8.06	May 2007
Series F Preferred Stock	350,000	$8.06	May 2008
Series F Preferred Stock	350,000	$8.06	May 2009
Class A Common Stock	1,042,985	$0.02	N/A

        Total non-cash charges included in the consolidated statement of operations from stock options and warrants were as follows:

	Years ended December 31,
	2004	2005	2006
Employee and director stock options	$598	$9,429	$9,127
Warrants	9,304	3,141	—

	$9,902	$12,570	$9,127

13. EMPLOYEE BENEFIT PLAN

        The Company offers a 401(k) Profit Sharing Plan (the Plan) to all employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary. For the years ended December 31, 2006, 2005 and 2004, the Company made no contributions to the plan.

14. COMMITMENTS AND CONTINGENCIES

        Leases—The Company leases its principal United States and Canadian facilities under operating leases, with periodic rate increases, which expire through 2010, if not renewed. Future minimum lease payments, net of foreign exchange where applicable, under non-cancelable operating leases are as follows:

Years Ending December 31,	Operating
2007	$1,377
2008	1,384
2009	1,361
2010	693

$4,815

        The Company records rental expense on a straight-line basis over the term of the lease. Rental expense for the years ended December 31, 2006, 2005 and 2004 was approximately $950, $777 and $1,060, respectively.

        The landlord tenant improvement allowances of approximately $2,200 associated with the 2004 and 2006 corporate headquarters build out in El Segundo, California, are capitalized as leasehold improvements and amortized over the shorter of their estimated useful lives or the remaining lease term, while the tenant improvement allowance is recorded as deferred rent and will be recovered ratably over the remaining term of the lease.

        At December 31, 2006 the Company had a $1.6 million letter of credit (LOC) in favor of the landlord; this LOC is fully collateralized by an investment included in Other Assets.

        Contingencies—From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company's business, consolidated results of operations, financial condition, or cash flows.

        In its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company's customers in connection with the sale of its products and the licensing of its technology, indemnities for liabilities associated with the infringement of other parties technology based upon the Company's products and technology, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

        Earnout Agreements—The Company has entered into earnout agreements as part of the consideration for certain acquisitions. Earnouts are contingent on achievement of agreed upon performance milestones. The Company accounts for earnout consideration in accordance with EITF95-8,

"Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Combination," as an addition to compensation expense or goodwill in the period earned. Approximately $735 was paid in 2006 in respect of those commitments and was recorded as additional goodwill. As of December 31, 2006, the Company has contingent earnout payments due in 2007 of $8,273. These contingent payments were determined based on the maximum potential earnout payments in the acquisition agreements.

        Employment Agreements—The Company has entered into employment agreements with certain members of management which provide for minimum salaries, perquisites and payments due upon certain defined future events.

15. SUPPLEMENTAL CONSOLIDATED CASH FLOW INFORMATION

        The Company's consolidated supplemental cash flow information for the three years ended December 31, 2006 is provided below:

	Years ended December 31,
	2004	2005	2006
Non-cash investing and financing activities:
Assets acquired under Tenant Improvement Allowance	$1,846	$—	$326
Cancellation of notes receivable from stockholders in connection with repurchase	—	—	(165)
Common Stock issued in acquisitions		332	522
Decrease in goodwill through release of deferred tax asset valuation allowance	36	596	11,666

16. SEGMENT REPORTING

        As discussed previously in Note 2, the Company manages its business within two identifiable segments. The following tables present the summarized information by segment:

	Consumer Internet	Licensing	Total
For the year ended December 31, 2006
Revenues	$67,752	$17,052	$84,804
Investment and other income	6,287	—	6,287
Depreciation and amortization	3,463	489	3,952
Segment pre-tax income	19,174	3,811	22,985
Provision for income tax	(70,335)	253	(70,082)
Stock-based compensation	9,127	—	9,127
Segment assets	323,080	8,304	331,384
For the year ended December 31, 2005
Revenues	63,028	15,045	78,073
Investment and other income	3,648	—	3,648
Depreciation and amortization	1,908	509	2,417
Segment pre-tax income	11,468	3,515	14,983
Provision for income tax	1,216	353	1,569
Stock-based compensation	12,570	—	12,570
Segment assets	220,198	8,588	228,786
For the year ended December 31, 2004
Revenues	47,375	13,762	61,137
Investment and other income	2,350	—	2,350
Depreciation and amortization	2,046	570	2,616
Segment pre-tax income	7,137	2,411	9,548
Provision for income tax	(103)	318	215
Stock-based compensation	9,902	—	9,902
Segment assets	192,879	8,304	201,183

        During the years ended December 31, 2006, 2005 and 2004, the Company generated approximately $6,400, $5,600 and $4,700 of revenue from its Canadian operations.

17. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expense	Additions Charged to Other Accounts	Deductions and Write Offs	Ending Balance
Year ended December 31, 2006
Allowance for doubtful accounts	$1,516	$512	$—	$(761)	$1,267
Year ended December 31, 2005
Allowance for doubtful accounts	1,175	735	—	(394)	1,516
Year ended December 31, 2004
Allowance for doubtful accounts	1,094	261	1	(181)	1,175

18. SUBSEQUENT EVENTS

        Acquisitions—Subsequent to December 31, 2006, the Company has completed thirty-one acquisitions, most of which are community websites, for an aggregate amount, net of cash acquired, of $67,652 through July 19, 2007. Purchase prices ranged from $60 to $17,277.

        Warrants—On February 27, 2007, the Board of Directors authorized extending the expiration date of four warrants to purchase an aggregate of 1,554,314 shares of Series F preferred stock, originally due to expire in May 2007 and 2008, to (i) as to three of the warrants, the earlier of December 31, 2008 or the termination of Roger Penske's service as a Director, and (ii) as to one of the warrants, December 31, 2008, generating stock-based compensation expense of approximately $571.

        Notes Receivable—On May 17, 2007, the Board of Directors authorized an incentive program, which included the conversion of certain notes receivables from full-recourse to non-recourse, to retain key management. The notes mature on the earlier to occur of: i) the last business day prior to the filing of an S-1 Registration Statement with the SEC, ii) twelve months after termination, or iii) the ninth anniversary of the grant date. On July 18, 2007 members of management who had outstanding notes payable to the Company paid off those notes in full, including accrued interest through that date. Of the $2,346 outstanding liability, $283 was paid in cash; the balance was paid through the surrender of 218,404 shares of Class A common stock.

        Intention to go public—On July 18, 2007, the Board of Directors voted to authorize the filing of a registration statement on Form S-1 with the SEC with the intention of taking the Company public.

        Options granted—The Company granted 629,883 and 7,000 options under the 1998 and 2000 Stock Plans (as described in Note 12), respectively, at a weighted-average exercise price of $6.04 and $4.70, respectively.

19. SUBSEQUENT EVENT—REVERSE STOCK SPLIT

        Reverse Stock Split—On October 4, 2007, the Board approved a reverse stock split of the Company's common stock, which the pricing committee subsequently determined to be a 1-for-2 reverse stock split, that will occur following the conversion of the Company's Series A, Series B, Series C, Series D, and Series E preferred stock and Class C and Class D common stock into shares of the Company's Class A common stock on a one-to-one basis prior to the consummation of its initial public offering. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006	F-43
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)	F-45
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and September 30, 2006 (unaudited)	F-46
Notes to Unaudited Condensed Consolidated Financial Statements	F-47 to F-56

INTERNET BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(amounts in thousands, except share and per share amounts)

	December 31, 2006	September 30, 2007
ASSETS
Current assets
Cash and cash equivalents	$43,661	$32,068
Accounts receivable, less allowances for doubtful accounts of $1,267 and $820 at December 31, 2006 and September 30, 2007, respectively	16,066	14,793
Investments, available for sale	107,423	58,458
Deferred income taxes	11,142	11,142
Prepaid expenses and other current assets	2,204	3,040

Total current assets	180,496	119,501
Property and equipment, net	6,065	6,995
Goodwill, net	64,651	135,954
Intangible assets, net	6,576	17,774
Deferred income taxes	71,541	63,939
Other assets	2,055	1,895

Total assets	$331,384	$346,058

See accompanying notes to condensed consolidated financial statements.

INTERNET BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(amounts in thousands, except share and per share amounts)

	December 31, 2006	September 30, 2007
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$13,289	$13,011
Deferred revenue	5,886	9,154

Total current liabilities	19,175	22,165

COMMITMENTS AND CONTINGENCIES (Note 7)
Stockholders' equity
Convertible preferred stock, Series A — F, $.001 par value; 62,945,809 shares authorized and 22,420,232 shares issued and outstanding at December 31, 2006 and September 30, 2007; liquidation preference and redemption value of $318,185 at December 31, 2006 and September 30, 2007	271,757	271,757
Common stock, Class A, $.001 par value; 125,000,000 shares authorized and 10,330,692 and 10,302,869 shares issued and outstanding at December 31, 2006 and September 30, 2007	10	10
Common stock, Class B, $.001 par value; 6,050,000 authorized and 3,025,000 shares issued and outstanding at December 31, 2006 and September 30, 2007	3	3
Common stock, Class C, $.001 par value; 2,000,000 shares authorized; 98,252 and 104,092 shares issued and outstanding at December 31, 2006 and September 30, 2007	—	—
Common stock, Class D, $.001 par value; 7,131,179 shares authorized and 3,565,589 issued and outstanding at December 31, 2006 and September 30, 2007	4	4
Additional paid-in capital	306,039	318,643
Accumulated deficit	(262,161)	(264,744)
Stockholders' notes receivable	(2,767)	(15)
Accumulated other comprehensive loss	(676)	(1,765)

Total stockholders' equity	312,209	323,893

Total liabilities and stockholders' equity	$331,384	$346,058

See accompanying notes to condensed consolidated financial statements.

INTERNET BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(amounts in thousands except per share amounts)

	Nine months ended September 30,
	2006	2007
Revenues
Consumer Internet	$52,501	$46,678
Licensing	12,713	18,320

Total revenue	65,214	64,998

Costs and operating expenses
Cost of revenues	16,200	18,706
Sales and marketing*	15,560	16,055
Technology and product development*	4,214	4,438
General and administrative*	16,649	22,425
Amortization of intangibles	812	3,263

Total costs and operating expenses	53,435	64,887

Income from operations	11,779	111
Investment and other income	4,859	5,751

Income before income taxes	16,638	5,862
Provision for income taxes	1,367	8,319

Net income (loss)	15,271	(2,457)
Less undistributed income attributable to preferred stockholders	8,924	—

Net income (loss) attributable to common stockholders	$6,347	$(2,457)

Basic earnings (loss) per share attributable to common stockholders	$0.40	$(0.14)

Diluted earnings (loss) per share attributable to common stockholders	$0.33	$(0.14)

Basic and diluted pro forma net loss per share attributable to common stockholders		$(0.06)

Stock-based compensation expense by function*:
Sales and marketing	$661	$1,178
Technology and product development	97	295
General and administrative	8,300	13,349

	$9,058	$14,822

*
Operating expenses for the nine months ended September 30, 2006 and 2007 include stock-based compensation in accordance with SFAS 123(R), which the Company adopted on January 1, 2006. See Note 10 "Accounting for Stock-Based Compensation" and Note 12 "Stock Options and Warrants" accompanying our annual consolidated financial statements for additional information.

See accompanying notes to condensed consolidated financial statements.

INTERNET BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(amounts in thousands)

	Nine months ended September 30,
	2006	2007
Cash flows from operating activities
Net income (loss)	$15,271	$(2,457)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,888	5,531
Provision for doubtful accounts	393	9
Stock-based compensation	9,058	14,822
Deferred income taxes	—	7,602
Gain on disposal of assets	(194)	—
Amortization of discount	(276)	(529)
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(5,591)	1,682
Prepaid expenses and other current assets	9	(426)
Other assets	(739)	55
Accounts payable and accrued expenses	(860)	(2,496)
Deferred revenue	1,222	956

Net cash provided by operating activities	21,181	24,749

Cash flows from investing activities
Purchases of property and equipment	(1,364)	(1,545)
Capitalized internal use software costs	(738)	(1,443)
Purchases of investments	(55,688)	(42,013)
Proceeds from sales and maturities of investments	48,811	91,879
Acquisitions, net of cash acquired	(15,640)	(85,764)

Net cash used in investing activities	(24,619)	(38,886)

Cash flows from financing activities
Proceeds from issuance of common stock and exercise of stock options	181	394
Collections on stockholder notes receivable	252	339

Net cash provided by financing activities	433	733

Effect of exchange rate changes on cash and cash equivalents	(200)	1,811

Net decrease in cash and cash equivalents	(3,205)	(11,593)
Cash and cash equivalents
Beginning of period	52,416	43,661

End of period	$49,211	$32,068

Supplemental schedule of non-cash consolidated cash flow information:
Adjustment to retained earnings related to the liability for uncertain tax positions	$—	$126
Note receivable paid with exchange of common stock	$—	$2,412

See accompanying notes to condensed consolidated financial statements.

INTERNET BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands throughout, except share and per share amounts)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The Company—The Company is an Internet media company that builds, acquires and enhances branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. The Company's network of websites attracts large audiences researching high-value or specialty products, enabling it to sell targeted advertising. The Company also offers certain services directly to consumers, such as new car brokering. In addition, the Company licenses its content and Internet technology products and services to major companies and individual website owners around the world.

        Unaudited Interim Financial Information—The financial statements are presented on the basis of accounting principles that are generally accepted in the United States for interim financial information and in accordance with the instructions of the Securities and Exchange Commission (SEC) in Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring adjustments), necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. The results of operations for the interim periods shown in this report are not necessarily indicative of results expected for the full year. The financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

        Concentration of Risk—Financial instruments that potentially subject the Company to significant concentration of risk consist primarily of cash, cash equivalents, investments and accounts receivable. As of September 30, 2007, substantially all of the Company's cash, cash equivalents and investments were managed by three financial institutions and at times may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company believes it has limited exposure to risk of loss of cash and investments by placing such amounts with large, high-quality financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Historically, such losses have been within management's expectations. The Company generally does not require collateral from its customers. No customer accounted for ten percent of the Company's net accounts receivable at September 30, 2007 or December 31, 2006 or more than ten percent of the Company's revenue for the nine months ended September 30, 2007 and 2006.

        Internal Use Software Development Costs—During the nine months ended September 30, 2007 and 2006, the Company capitalized certain internal use software and website development costs totaling approximately $1,443 and $738 respectively. These are amortized using the straight-line method over their estimated useful life of three years and included in property and equipment, net of accumulated amortization. For the nine months ended September 30, 2007 and 2006, amortization expense was approximately $3,263 and $812, respectively.

        Goodwill—The changes in the carrying amount of goodwill for the nine months ended September 30, 2007, by reporting segment are as follows (in thousands):

	Licensing	Consumer Internet	Total
December 31, 2006	$2,496	$62,155	$64,651
Additional investment from acquisitions	13,655	57,648	71,303

September 30, 2007	$16,151	$119,803	$135,954

        Intangible Assets—The carrying amounts of intangibles as of September 30, 2007 consist of the following:

	As of September 30, 2007
	Average Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Amount
Acquired technology	4	$3,880	$(418)	$3,462
Customer relationships	5	3,724	(1,263)	2,461
Content	4	6,200	(1,012)	5,188
Domain name	5	10,980	(4,317)	6,663

Total		$24,784	$(7,010)	$17,774

        Income Taxes—Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

        Earnings Per Share—Basic earnings per share, or EPS, is calculated in accordance with FASB No. 128, "Earnings per Share and EITF Issue No. 03-6", "Participating Securities and the Two-Class Method Under FASB No. 128, Earnings Per Share and is calculated using the weighted-average number of common shares outstanding during each period.

        Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share. For purposes of this calculation, common stock subject to repurchase by the Company, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

        The shares used to compute basic and diluted net income per share represent the weighted-average common shares outstanding, reduced by the weighted-average unvested common shares subject to repurchase. Further, as the Company's preferred stockholders have the right to participate, on a one-for-one basis, in any dividend declared on the Company's common stock, basic and diluted EPS are computed using the two-class method, under which the Company's undistributed earnings are allocated amongst the common and preferred shareholders.

        The computation of EPS is as follows (amounts in thousands, except share and per share data):

	Nine months ended September 30,
	2006	2007
Numerator—basic and diluted:
Net income (loss)	$15,271	$(2,457)
Undistributed income attributable to preferred stockholders	8,924	—
Net income (loss) attributable to common stockholders	$6,347	$(2,457)

Denominator:
Weighted-average common shares	16,951,450	17,106,189
Weighted-average unvested restricted stock subject to repurchase	(868,248)	(333,618)
Denominator for basic calculation	16,083,202	16,772,571
Weighted-average effect of dilutive securities:
Employee stock options	1,291,636	—
Warrants	1,037,877	—
Unvested restricted stock subject to repurchase	868,248	—
Denominator for diluted calculation	19,280,963	16,572,571

Net income (loss) per share—basic	$0.40	$(0.14)

Net income (loss) per share—diluted	$0.33	$(0.14)

        The computations of diluted earnings (loss) per share exclude preferred stock, warrants and common stock options which were anti-dilutive. Shares excluded from the computation of diluted earnings (loss) per share for the nine months ended September 30, 2006 and 2007, were 26,564,106 and 27,355,344, respectively.

        The computation of pro forma EPS is as follows (amounts in thousands, except share and per share data):

Nine months ended September 30, 2007
Numerator—basic and diluted:
Net loss	$(2,457)

Denominator—basic and diluted:
Weighted-average common shares	17,106,189
Weighted-average unvested restricted stock subject to repurchase	(333,618)
Assumed conversion of convertible preferred stock outstanding	16,772,571

Weighted-average number of shares used in computing pro forma net loss per common share	39,192,803

Pro forma net loss per share — basic and diluted	$(0.06)

        Upon the completion of this offering, all outstanding shares of the Company's convertible preferred stock Series A, B, C, D, and E will automatically convert into shares of Class A common stock at a conversion rate of 1:1. The computations of pro forma diluted loss per share exclude warrants and common stock options which were anti-dilutive. Shares excluded from the computation of diluted loss per share for the nine months ended September 30, 2007 were 4,935,112.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that tax position is more likely than not of being sustained on audit based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative adjustment to opening retained earnings. The Company adopted FIN 48 on January 1, 2007 and recognized a $478 increase to the liability for uncertain tax positions.

        In September 2006, the SEC released SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance in the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 during the fourth quarter of 2006. The Company had no SAB 108 adjustments.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 will be effective for the Company on January 1,

2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that its adoption will have a material impact on its financial position, cash flows, and results of operations.

        In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements," or FSP EITF 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The Company has evaluated the potential impact of FSP EITF 00-19-2 and has concluded that it will not have a material impact on our financial position, cash flows and results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows and results of operations.

4. ACQUISITIONS

        Acquisitions Completed in 2007—The Company has completed a total of thirty-six acquisitions through September 30, 2007, of which thirty-five were assigned to our Consumer Internet segment and one, which is based in the United Kingdom, was assigned to our Licensing segment; for a total aggregate purchase price of $84,781, net of cash acquired and including liabilities assumed. The acquisitions were designed to extend the Company's audiences and advertising base. Goodwill recognized in those transactions amounted to $70,221 (excluding earnout payments and subsequent purchase price allocation adjustments), of which $63,207 is expected to be deductible for tax purposes. Intangible assets, consisting of acquired technology, customer relationships, content and domain names recognized, amounted to $14,485 (excluding subsequent purchase price allocation adjustments) and will be amortized over a weighted-average period of five years.

        The Company uses the purchase method of accounting and the results of the acquired businesses are included in the income statement since the date of acquisition. The purchase price includes the direct costs of the acquisition. Amounts allocated to intangible assets are amortized over their estimated useful lives over a weighted-average period of five years; no amounts have been allocated to in-progress research and development. Goodwill represents the excess of consideration paid over the net identifiable assets of businesses acquired: all but approximately $7.014 million of the goodwill is deductible for income tax purposes. The Company has entered into earnout agreements which are contingent on the acquired businesses achieving agreed upon performance milestones. The Company accounts for earnout consideration paid as an addition to goodwill in the period earned (see Note 7 for further discussion).

        The following table summarizes the preliminary allocation of completed acquisitions as noted above, plus subsequent purchase price allocation adjustments and earnout payments on previous acquisitions.

Amount
Goodwill	$71,303
Amortizable intangible assets:
Acquired technology	3,560
Customer relationships	2,275
Content	5,976
Domain names	2,650

Total assets acquired	85,764
Cash acquired	2,168
Liabilities assumed	(1,924)

Total	$86,008

        Pro forma information has not been presented for the nine-month period ended September 30, 2007 as there is no significant difference between the pro forma and actual results for the period.

5. INCOME TAXES

        The Company periodically assesses the realization of its net deferred tax assets and considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization depends on the ability to recover previously paid taxes through loss carrybacks and the generation of future taxable income during the periods in which temporary differences become deductible. At September 30, 2007, the Company concluded that it is more likely than not that a substantial portion of its net deferred tax assets will be realized in the ordinary course of business, based on the currently available positive and negative evidence, primarily the Company's recent three-year history of taxable income, the current year's taxable income and projected future taxable income. Permanent differences, such as stock-based compensation expense (SBCE) arising from option grants, modifications, APB 25 variable grants and incentive stock option (ISO) grants, are excluded from taxable income. The Company assumes that ISO grants will be exercised in accordance with their original terms.

        Adoption of FIN 48—The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No.109" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized a $478 liability for uncertain tax positions, of which $352 was accounted for as an increase to deferred tax assets and $126 was accounted for as an increase in the accumulated deficit at January 1, 2007. The balance of uncertain tax positions at January 1, 2007 consisted of approximately $352 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

        Interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense. As of January 1, 2007, the Company had accrued approximately $126 for interest and penalties. During the nine-month period ended September 30, 2007 the Company recorded an immaterial amount of interest associated with unrecognized tax benefits. There were no increases or decreases to the reserve during the nine-month period ended September 30, 2007.

        The Company believes that there are no tax positions for which it is reasonably possible that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the company's results of operations, financial condition or cash flows.

        The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for years before 2003, state and local income tax examinations before 2003, and foreign income tax examinations before 2002.

6. ACCOUNTING FOR STOCK-BASED COMPENSATION

        As described in Note 12 in the accompanying notes to the annual financial statements for the year ended December 31, 2006, certain directors and members of management exercised stock options with full-recourse notes payable to the Company (the "Notes"). In accordance with EITF Issue 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" and EITF 95-16, "Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25," the options exercised with the Notes were subject to variable accounting with adjustments recorded to additional paid-in capital for changes in the fair value of the underlying common stock until the notes were settled or modified. On May 17, 2007, the Compensation Committee of the Board of Directors authorized an incentive program which included the modification of the terms of these Notes from full-recourse to non-recourse. As a result of this material modification to the Notes, the underlying options are no longer subject to variable accounting under APB 25 and FIN 44. In accordance with SFAS 123(R), the Company calculated the stock-based compensation expense associated with these options based on the difference between their intrinsic value on the day prior to the material change in the Notes and their intrinsic value on the day of the material change. The Company consequently recorded $13,725 in stock-based compensation expense for these options based on the fair market value of the Company's common stock on the day of the modification. In accordance with the terms of the Notes, they matured on July 18, 2007 and were paid in full on or before that date, including accrued interest through that date. In accordance with SFAS 123(R), the repayment of these Notes had no impact on the Company's stock-based compensation expense. Of the $2,379 in outstanding liability, including accrued interest, $289 was paid in cash; the balance was paid through the surrender of 436,809 shares of Class A common stock.

7. COMMITMENTS AND CONTINGENCIES

        Contingencies—From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a materially adverse effect on the Company's business, consolidated results of operations, financial condition, or cash flows.

        In its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company's customers in connection with the sale of its products and the licensing of its technology, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products and technology, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

        Earnout Agreements—The Company has entered into earnout agreements as part of the consideration for certain acquisitions. Earnouts are contingent on achievement of agreed upon performance milestones. These contingent payments were determined based on the maximum potential earnout payments in the acquisition agreements. The Company accounts for earnout consideration in accordance with EITF 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Combination," as an addition to compensation expense or goodwill in the period earned. Approximately $812 was paid in the nine months ended September 30, 2007, in respect of those commitments and was recorded as additional goodwill when earned. As of September 30, 2007, the Company has contingent earnout payments through 2011 as follows, determined based on the maximum potential earnout payments in the acquisition agreements:

Fiscal Year	Amount
Remainder of 2007	$13,588
2008	7,858
2009	5,399
2010	2,343
2011	940
Thereafter	47

Total	$30,175

8. SEGMENT REPORTING

        The Company manages its business within two identifiable segments. The following tables present the summarized information by segment:

	Consumer Internet	Licensing	Total
For the nine months ended September 30, 2007
Revenues	$46,678	$18,320	$64,998
Investment and other income	5,093	658	5,751
Depreciation and amortization	5,183	348	5,531
Segment pre-tax income	439	5,423	5,862
Provision for income tax	7,826	493	8,319
Stock-based compensation	14,822	—	14,822
Segment assets	312,003	34,055	346,058
For the nine months ended September 30, 2006
Revenues	$52,501	$12,713	$65,214
Investment and other income	4,859	—	4,859
Depreciation and amortization	2,460	428	2,888
Segment pre-tax income	13,861	2,777	16,638
Provision for income tax	1,205	162	1,367
Stock-based compensation	9,058	—	9,058
Segment assets	241,855	12,264	254,119

        During the nine months ended September 30, 2007, the Company generated approximately $7,348 of revenue from its Canadian and United Kingdom operations. The United Kingdom operations were acquired on June 18, 2007. During the nine months ended September 30, 2006, the Company generated revenue of approximately $4,645 from its Canadian operations.

9. PROPOSED PUBLIC OFFERING

        Intention to go public—On July 18, 2007, the Board of Directors voted to authorize the filing of a registration statement on Form S-1 with the SEC with the intention of taking the Company public.

10. SUBSEQUENT EVENTS

        Acquisitions—Subsequent to September 30, 2007 and through October 29, 2007, the Company completed four website-related acquisitions for an aggregate amount, net of cash acquired, of $7,350.

        Approval of the 2007 Equity Plan—On October 23, 2007, the Company adopted the 2007 Equity Plan, which provides for an aggregate of 1,868,251 shares of the Company's Class A common stock to be available for awards, subject to annual increases of up to 1,500,000 shares for five years beginning in 2009. The number of shares available under the 2007 Equity Plan may be further increased by certain shares awarded under the 2007 Equity Plan, the 1998 Stock Plan, or the 2000 Stock Plan that are surrendered or forfeited after the effective date of the 2007 Equity Plan. The maximum number of shares available for awards will not exceed 24,564,013 and, unless earlier terminated by the Board of

Directors, the 2007 Equity Plan will expire on October 23, 2017 and no further awards may be granted after that date.

        Options and restricted stock granted—Subsequent to September 30, 2007 and through October 24, 2007, the Company granted 16,750 options at a weighted-average exercise price of $9.70 and 193,351 shares of restricted Class A common stock valued at $9.70 per share under the 2007 Equity Plan.

        Warrant exercise—On October 12, 2007, JP Morgan Chase Bank, N.A. purchased 1,042,985 shares of Class A common stock held under a warrant for an aggregate of $21.

11. SUBSEQUENT EVENT—REVERSE STOCK SPLIT

        Reverse Stock Split—On October 4, 2007, the Board approved a reverse stock split of the Company's common stock, which the pricing committee subsequently determined to be a 1-for-2 reverse stock split, that will occur following the conversion of the Company's Series A, Series B, Series C, Series D, and Series E preferred stock and Class C and Class D common stock into shares of the Company's Class A common stock on a one-to-one basis prior to the consummation of its initial public offering. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

6,000,000 Shares
Class A Common Stock

Thomas Weisel Partners LLC
Sole Book-Running Manager

Jefferies & Company
Co-Lead Manager

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our Class A common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our Class A common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of Class A common stock being registered, all of which will be paid by the Registrant:

Amount
SEC registration fee	$4,056
FINRA filing fee	13,711
NASDAQ Global Market listing fee	125,000
Printing expenses	250,000
Legal fees and expenses	1,425,000
Accounting fees and expenses	1,600,000
Blue sky fees and expenses	—
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	72,233

Total	$3,500,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware (the DGCL) provides as follows:

        A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        We have included in our restated certificate of incorporation, which is to take effect prior to the completion of this offering, a provision to limit the personal liability of our directors for monetary damages for their conduct as directors, to the fullest extent not prohibited by the DGCL. In addition, our restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary under the DGCL, and our amended and restated bylaws provide that we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

        The underwriting agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of our company against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

        We maintain directors' and officers' liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities

        Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act of 1933:

             1.  On December 31, 2004, we acquired certain assets and liabilities of LoanApp, Inc., and all of the stock of LoanApp, Inc., an affiliate of Myers Internet, Inc., for $2.4 million, including 212,563 shares of our Class A common stock. The 212,563 shares were issued to Warren H. Meyer, the controlling stockholder of Myers Internet, Inc. and the then sole stockholder of LoanApp, Inc., as follows: On December 30, 2004, January 31, 2005, February 2, 2005, and June 10, 2005, we issued 152,284, 15,863, 22,208, and 22,208 shares, respectively.

             2.  On April 26, 2005, we exchanged 2,200,000 shares of Series D preferred stock for 2,000,000 shares of Class B common stock, pursuant to a Share Exchange Agreement with Idealab Holdings, L.L.C.

             3.  On June 1, 2005, we acquired the assets and certain liabilities of 1-800 Communications, Inc. and Advanced Lead Generation, Inc. for $8.5 million, which consideration included 89,392 shares of our Class A common stock issued on June 1 to Jonathan Kratter and 89,392 shares of our Class A common stock issued on June 1 to Stuart Heller, the sole shareholders of the selling corporations.

             4.  On July 15, 2005, in connection with the acquisition of VacationHomes.com, we issued 15,000 shares of Class A common stock to Kurt Leinbach.

             5.  On February 22, 2006, we acquired certain assets and liabilities of Client Shop, Inc. In connection with this transaction, we issued 14,113 shares of Class A common stock to Client Shop, Inc.

             6.  On September 13, 2006, we issued 5,000 shares of Class A common stock to Heidrick and Struggles, Inc. pursuant to a warrant exercise at $0.70 per share.

             7.  On February 27, 2007, we extended the expiration date for four warrants to purchase 1,554,314 shares of Series F preferred stock, issued to Penske Motor Group, Inc. (formerly Penske Automotive Group, Inc.), Penske Automotive Group, Inc. (formerly United Automotive Group, Inc.) and Penske Corporation, to (i) as to three of the warrants, the earlier of December 31, 2008 or the termination of Roger Penske's service as a director and (ii) as to one of the warrants, December 31, 2008.

             8.  Between January 1, 2004 and the date hereof, we granted stock options to purchase 3,519,755 shares of Class A common stock at exercise prices ranging from $0.50 to $9.50 per share, with an average price per share of $3.31, to employees and consultants pursuant to our 1998 Stock Plan.

             9.  Between January 1, 2004 and the date hereof, we granted stock options to purchase 95,500 shares of Class C common stock at exercise prices ranging from $0.50 to $4.70 per share, with an average price per share of $1.12, to employees and consultants pursuant to our 2000 Stock Plan.

           10.  Between January 1, 2004 and the date hereof, we awarded stock options to purchase 16,750 shares of Class A common stock at an exercise price of $9.70 per share, and 386,702 shares of our restricted stock, valued at $9.70 per share, to directors, officers and employees pursuant to our 2007 Equity Plan.

           11.  Between January 1, 2004 and the date hereof, we granted stock options to purchase 181,806 shares of Class A common stock at exercise prices of $1.50 per share to employees and directors outside of our 1998 and 2000 Stock Plans and 2007 Equity Plan.

           12.  Between January 1, 2004 and the date hereof, we issued an aggregate of 2,298,628 shares of Class A common stock upon exercise of options under our 1998 Stock Plan, of which 532,569 shares were reacquired through repurchase of restricted (unvested) shares, promissory note repayment and exercise of right of first refusal.

           13.  Between January 1, 2004 and the date hereof, we issued an aggregate of 20,641 shares of Class C common stock upon exercise of options under our 2000 Stock Plan.

           14.  Between January 1, 2004 and the date hereof, we issued an aggregate of 106,806 shares of Class A common stock upon exercise of options granted outside of our 1998 and 2000 Stock Plans and 2007 Equity Plan, of which 29,748 shares were reacquired through repurchase of restricted (unvested) shares.

           15.  Between January 1, 2004 and the date hereof, we issued an aggregate of 1,042,985 shares of Class A common stock upon the exercise of a warrant held by JPMorgan Chase & Co.

        The sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933, as amended, (1) with respect to items 1-7 above, in reliance on Section 4(2) of the Act, (2) with respect to items 8-14 above, in reliance on either or both of Section 4(2) of the Act and Rule 701 promulgated under the Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation and (3) with respect to item 15 above, in reliance on Section 4(2) of the Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
3.1*	—	Form of Restated Certificate of Incorporation, to take effect prior to the completion of this offering.
3.2*	—	Form of Amended and Restated Bylaws, to take effect prior to the completion of this offering.
4.1*	—	Form of Specimen Certificate for Registrant's Class A Common Stock.
4.2*	—	Share Exchange Agreement by and between Registrant and Idealab Holdings, L.L.C., dated March 10, 2005.
4.2(a)*	—	Lock-up Agreement, by and between Registrant and Idealab Holdings, L.L.C., dated October 26, 2007.
4.3*	—	Fifth Amended and Restated Investor Rights Agreement, by and among Registrant and certain of its stockholders, dated February 6, 2001.
5.1*	—	Opinion of Munger, Tolles & Olson LLP.
10.1*	—	2007 Equity Incentive Plan, and forms of agreements thereunder.
10.2*	—	2000 Stock Plan, as amended, and form of agreement thereunder.
10.3*	—	1998 Stock Plan, as amended, and forms of agreements thereunder.
10.4*	—	Warrant to purchase 158,629 shares of Series F preferred stock, dated April 2, 2007.
10.5*	—	Warrant to purchase 886,735 shares of Series F preferred stock, dated April 2, 2007.
10.6*	—	Warrant to purchase 207,052 shares of Series F preferred stock, dated April 2, 2007.
10.7*	—	Warrant to purchase 339,291 shares of Series F preferred stock, dated April 2, 2007.
10.8*	—	Warrant to purchase 100,805 shares of Series F preferred stock, dated April 2, 2007.
10.9*	—	Warrant to purchase 1,723,974 shares of Series F preferred stock, dated April 2, 2007.
10.10*	—	Warrant to purchase 392,143 shares of Series F preferred stock, dated April 2, 2007.
10.11*	—	Warrant to purchase 2,085,970 shares of common stock, dated December 16, 1999.
10.12*	—	Form of Indemnification Agreement for directors and executive officers.
10.13*	—	Offer Letter to Lisa Morita, dated December 27, 2006.
10.14*	—	Employment Letter to Alexander Hansen, dated July 16, 2007.
10.15*	—	Employment Agreement by and between Registrant and Robert Brisco, dated November 8, 1999, as amended.
10.16*	—	Severance Payment Agreement by and between Registrant and Debra Domeyer, dated January 30, 2002.
10.17*	—	Severance Payment Agreement by and between Registrant and Lynn Walsh, dated January 30, 2002.
10.18*	—	Severance Agreement and Release of Claims by and between Stacey Peterson and Registrant, dated April 19, 2007.
10.19*	—	Severance Agreement and Release of Claims by and between Christine Bucklin and Registrant, dated April 6, 2007.

10.20*	—	Office Lease for 909 North Sepulveda, Suite 940, 10th and 11th Floors, El Segundo, California, by and between Registrant and Kilroy Realty, L.P., dated June 25, 2004, as amended by First Amendment to Office Lease, dated November 11, 2005.
10.21*	—	Online Marketing Systems and Services Agreement by and among Registrant and smart USA Distributor, LLC, dated as of March 1, 2007.
10.22*	—	Severance Payment Agreement by and between Registrant and Lisa Morita, dated February 26, 2007.
10.23*	—	Severance Payment Agreement by and between Registrant and Charles Hoover, dated June 30, 2006.
10.24*	—	Full-Time Regular Engagement Resources Agreement by and between Registrant and Tatum, LLC, dated July 16, 2007.
16.1*	—	Letter Regarding Change in Certifying Accountant.
21.1*	—	Subsidiaries of the Registrant.
23.1	—	Consent of BDO Seidman, LLP.
23.2*	—	Consent of Munger, Tolles & Olson LLP (included in Exhibit 5.1).
23.3*	—	Consent of Financial Strategies Consulting Group, LLC.
24.1*	—	Power of Attorney (included on signature page of this Registration Statement).

*
Previously filed.

(b)
Financial Statement Schedules

        All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Internet Brands, Inc. has duly caused this Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the county of Los Angeles, state of California, on November 16, 2007.

INTERNET BRANDS, INC.
By:	/s/ ROBERT N. BRISCO Name: Robert N. Brisco Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT N. BRISCO ROBERT N. BRISCO	Principal Executive Officer	November 16, 2007
/s/ ALEXANDER E. HANSEN ALEXANDER E. HANSEN	Principal Financial and Accounting Officer	November 16, 2007
* HOWARD LEE MORGAN	Director	November 16, 2007
* KENNETH B. GILMAN	Director	November 16, 2007
* MARCIA GOODSTEIN	Director	November 16, 2007
* GERALD GREENWALD	Director	November 16, 2007
* WILLIAM GROSS	Director	November 16, 2007
* MARTIN R. MELONE	Director	November 16, 2007
* ROGER S. PENSKE	Director	November 16, 2007

* JAMES R. UKROPINA	Director	November 16, 2007
*By:	/s/ ROBERT N. BRISCO ROBERT N. BRISCO Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
3.1*	—	Form of Restated Certificate of Incorporation, to take effect prior to the completion of this offering.
3.2*	—	Form of Amended and Restated Bylaws, to take effect prior to the completion of this offering.
4.1*	—	Form of Specimen Certificate for Registrant's Class A Common Stock.
4.2*	—	Share Exchange Agreement by and between Registrant and Idealab Holdings, L.L.C., dated March 10, 2005.
4.2(a)*	—	Lock-up Agreement, by and between Registrant and Idealab Holdings, L.L.C., dated October 26, 2007.
4.3*	—	Fifth Amended and Restated Investor Rights Agreement, by and among Registrant and certain of its stockholders, dated February 6, 2001.
5.1*	—	Opinion of Munger, Tolles & Olson LLP.
10.1*	—	2007 Equity Incentive Plan, and forms of agreements thereunder.
10.2*	—	2000 Stock Plan, as amended, and form of agreement thereunder.
10.3*	—	1998 Stock Plan, as amended, and forms of agreements thereunder.
10.4*	—	Warrant to purchase 158,629 shares of Series F preferred stock, dated April 2, 2007.
10.5*	—	Warrant to purchase 886,735 shares of Series F preferred stock, dated April 2, 2007.
10.6*	—	Warrant to purchase 207,052 shares of Series F preferred stock, dated April 2, 2007.
10.7*	—	Warrant to purchase 339,291 shares of Series F preferred stock, dated April 2, 2007.
10.8*	—	Warrant to purchase 100,805 shares of Series F preferred stock, dated April 2, 2007.
10.9*	—	Warrant to purchase 1,723,974 shares of Series F preferred stock, dated April 2, 2007.
10.10*	—	Warrant to purchase 392,143 shares of Series F preferred stock, dated April 2, 2007.
10.11*	—	Warrant to purchase 2,085,970 shares of common stock, dated December 16, 1999.
10.12*	—	Form of Indemnification Agreement for directors and executive officers.
10.13*	—	Offer Letter to Lisa Morita, dated December 27, 2006.
10.14*	—	Employment Letter to Alexander Hansen, dated July 16, 2007.
10.15*	—	Employment Agreement by and between Registrant and Robert Brisco, dated November 8, 1999, as amended.
10.16*	—	Severance Payment Agreement by and between Registrant and Debra Domeyer, dated January 30, 2002.
10.17*	—	Severance Payment Agreement by and between Registrant and Lynn Walsh, dated January 30, 2002.
10.18*	—	Severance Agreement and Release of Claims by and between Stacey Peterson and Registrant, dated April 19, 2007.
10.19*	—	Severance Agreement and Release of Claims by and between Christine Bucklin and Registrant, dated April 6, 2007.

10.20*	—	Office Lease for 909 North Sepulveda, Suite 940, 10th and 11th Floors, El Segundo, California, by and between Registrant and Kilroy Realty, L.P., dated June 25, 2004, as amended by First Amendment to Office Lease, dated November 11, 2005.
10.21*	—	Online Marketing Systems and Services Agreement by and among Registrant and smart USA Distributor, LLC, dated as of March 1, 2007.
10.22*	—	Severance Payment Agreement by and between Registrant and Lisa Morita, dated February 26, 2007.
10.23*	—	Severance Payment Agreement by and between Registrant and Charles Hoover, dated June 30, 2006.
10.24*	—	Full-Time Regular Engagement Resources Agreement by and between Registrant and Tatum, LLC, dated July 16, 2007.
16.1*	—	Letter Regarding Change in Certifying Accountant.
21.1*	—	Subsidiaries of the Registrant.
23.1	—	Consent of BDO Seidman, LLP.
23.2*	—	Consent of Munger, Tolles & Olson LLP (included in Exhibit 5.1).
23.3*	—	Consent of Financial Strategies Consulting Group, LLC.
24.1*	—	Power of Attorney (included on signature page of this Registration Statement).

*
Previously filed.

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TABLE OF CONTENTS
Industry and Market Data
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Our Company
Our Industry
Our Value Proposition
Our Operating Platform
Our Strategy
Our Websites
Risks Related to Our Business
Company Information
References to Website Sizes and Audience Measurements
Summary Financial Data
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND MORE INFORMATION
Internet Brands, Inc. Index
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INTERNET BRANDS, INC. CONSOLIDATED BALANCE SHEETS (in thousands)
INTERNET BRANDS, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
INTERNET BRANDS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
INTERNET BRANDS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
INTERNET BRANDS, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands)
INTERNET BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands throughout, except share amounts)
INTERNET BRANDS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) (amounts in thousands, except share and per share amounts)
INTERNET BRANDS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) (amounts in thousands, except share and per share amounts)
INTERNET BRANDS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (amounts in thousands except per share amounts)
INTERNET BRANDS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (amounts in thousands)
INTERNET BRANDS, INC. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in thousands throughout, except share and per share amounts)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX